EXHIBIT 99.2

ESKIMO PIE CORPORATION

(as Seller)

and

DENALI NEW BERLIN, LLC

and

DENALI INGREDIENTS, LLC

(together referred to as Buyer)

ASSET PURCHASE AGREEMENT

Dated as of September 1, 2006

TABLE OF CONTENTS

SECTION 1. DEFINITIONS.		1

SECTION 2. PURCHASE AND SALE OF THE PURCHASED ASSETS.		7

2.1.	Transfer of Assets.	7
2.2.	Assumed Liabilities and Excluded Liabilities.	9

SECTION 3. PURCHASE PRICE		11

3.1.	Purchase Price.	11
3.2.	Allocation of Purchase Price.	12
3.3.	Adjustment for Uncollected Acquired Receivables.	12
3.4.	Holdback from Purchase Price; Post Closing Purchase Price Adjustments.	13
3.5.	Adjustment.	13
3.6.	Credit to Buyer.	14

SECTION 4. CLOSING		14

4.1.	Date of Closing.	14
4.2.	Deliveries at Closing.	14
4.3.	Further Assurances.	14

SECTION 5. REPRESENTATIONS AND WARRANTIES OF THE SELLER.		15

5.1.	Disclosure Schedule.	15
5.2.	Organization.	15
5.3.	Authorization; Enforceability.	15
5.4.	No Conflict or Violation.	15
5.5.	Consents and Approvals.	16
5.6.	Financial Statements.	16
5.7.	Absence of Undisclosed Liabilities.	16
5.8.	Customers and Suppliers.	17
5.9.	No Litigation.	17
5.10.	Intellectual Property.	17
5.11.	Real Property.	17
5.12.	Tangible Assets.	18
5.13.	Compliance with Laws.	18
5.14.	Taxes.	18
5.15.	Employee Relations.	18
5.16.	Environmental Matters.	19
5.17.	Contracts.	19
5.18.	Brokers.	19
5.19.	Absence of Certain Changes.	19
5.20.	Insurance.	21
5.21.	Permits.	21
5.22.	Intercompany Arrangements.	21
5.23.	Purchased Assets.	21
5.24.	Product Liability and Warranty.	22

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5.25.	No Insolvency.	22
5.26.	Accuracy of Statements.	22
5.27.	Bulk Transfer Affidavit.	22
5.28.	Knowledge; Disclosure.	22

SECTION 6. REPRESENTATIONS AND WARRANTIES OF THE BUYER.		23

6.1.	Organization.	23
6.2.	Authorization; Enforceability.	23
6.3.	No Conflict or Violation.	23
6.4.	Consents and Approvals.	24
6.5.	No Litigation.	24
6.6.	Brokers.	24

SECTION 7. COVENANTS OF THE SELLER.		24

7.1.	Conduct of Business.	24
7.2.	Access.	24
7.3.	Consents and Approvals.	25
7.4.	Release of Liens.	25
7.5.	Collection of Receivables.	25
7.6.	Notice of Developments.	25
7.7.	Current Evidence of Title.	25
7.8.	Survey.	26
7.9.	Exclusivity.	27
7.10.	General Public and Products Liability Insurance.	27
7.11.	Efforts to Perform.	27
7.12.	Covenants Relating to Certain Tax Matters.	27
7.13.	Bulk Transfer Act Compliance.	28

SECTION 8. ADDITIONAL COVENANTS		28

8.1.	Confidentiality.	28
8.2.	Intangible Property Use Phase-Out.	28
8.3.	Shared Intellectual Property.	29
8.4.	Books and Records.	29
8.5.	Press Release.	30
8.6.	Efforts to Perform.	30

SECTION 9. EMPLOYEE MATTERS		30

9.1.	Employees.	30

SECTION 10. SURVIVAL AND INDEMNIFICATION.		31

10.1.	Survival of Representations and Warranties.	31
10.2.	Indemnification by the Seller.	32
10.3.	Limitations on Indemnification by Seller.	32
10.4.	Procedures for Indemnification.	34
10.5.	Indemnification by the Buyer.	35
10.6.	Limitations on Indemnification by Buyer.	36

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10.7.	Successors and Assigns.	36
10.8.	Remedies Exclusive.	36
10.9.	Adjustments to Purchase Price.	37
10.10.	Materiality.	37

SECTION 11. CONDITIONS TO THE OBLIGATIONS OF SELLER		37

11.1.	Representations and Warranties of the Buyer.	37
11.2.	Performance of the Obligations of the Buyer.	37
11.3.	Consents and Approvals.	38
11.4.	No Violation of Orders.	38
11.5.	Buyer Closing Deliverables.	38

SECTION 12. CONDITIONS TO THE OBLIGATIONS OF BUYER.		39

12.1.	Representations and Warranties of the Seller.	39
12.2.	Performance of the Obligations of the Seller.	39
12.3.	Consents and Approvals.	40
12.4.	No Violation of Orders.	40
12.5.	Seller Closing Deliverables.	40
12.6.	Title Insurance.	41
12.7.	Survey.	42
12.8.	Satisfactory Due Diligence Review.	42
12.9.	No Casualty.	42
12.10.	Termination of Employees.	42
12.11.	Taxes.	42
12.13.	Financing.	43
12.14.	Bulk Transfer Act Compliance.	43

SECTION 13. TERMINATION		43

13.1.	Termination.	43
13.2.	Effect of Termination.	43
13.3.	Waiver.	44

SECTION 14. MISCELLANEOUS.		44

14.1.	Successors and Assigns.	44
14.2.	Governing Law; Jurisdiction.	44
14.3.	Expenses.	44
14.4.	Transfer Taxes.	45
14.5.	Severability.	45
14.6.	Notices.	45
14.7.	Amendments; Waivers.	46
14.8.	Entire Agreement.	46
14.9.	Parties in Interest.	46
14.10.	Section and Paragraph Headings.	46
14.11.	Mutual Drafting.	47
14.12.	Further Assurances.	47
14.13.	Counterparts.	47

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ASSET PURCHASE AGREEMENT

          This ASSET PURCHASE AGREEMENT is dated as of September 1, 2006, (the “Agreement”) by and among Eskimo Pie Corporation, a Virginia corporation (“Eskimo Pie”) and Denali New Berlin, LLC, a Michigan limited liability company and Denali Ingredients, LLC, a Michigan limited liability company (together the “Buyer”).

W I T N E S S E T H:

          WHEREAS, The Value America Division of Eskimo Pie (“Value America”, Value America and Eskimo Pie shall collectively be referred to herein as the “Seller”) is engaged in the manufacturing, selling and distributing of coatings, variegates, flavorings and powdered mixes for the ice cream and dairy industries (the “Business”); and

          WHEREAS, the Buyer desires (i) to purchase from the Seller substantially all of the assets (other than Retained Assets, as hereinafter defined) of Seller related to and used in the Business and (ii) to assume certain liabilities of the Seller to the extent set out herein and the Seller desires to sell such assets to the Buyer, in each case upon the terms and subject to the conditions set forth in this Agreement.

          NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements hereinafter contained, the parties hereto hereby agree as follows:

SECTION 1. DEFINITIONS.

          As used in this Agreement (including the recitals and Schedules hereto), the following terms shall have the following meanings (such meanings to be applicable equally to both singular and plural forms of the terms defined):

          “Accounts Receivable” shall mean all trade accounts receivable and other rights to payment exclusively related to the Business from customers of the Business other than Seller or any of its Affiliates, arising out of sales of products by the Business in the ordinary course of Business, and the full benefit of all security for such accounts receivable and rights to payment;

          “Acquired Receivable” means an Account Receivable which is designated by Buyer prior to Closing as an Account Receivable which Buyer wishes to acquire.

          “Affiliate” shall mean, as to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of such Person;

          “Allocation Schedule” shall have the meaning set forth in Section 3.2 hereof;

          “Assumed Contracts” shall have the meaning set forth in Section 2.2(a), hereof;

          “Assumed Liabilities” shall have the meaning set forth in Section 2.2(a) hereof;

          “Benefit Arrangements” shall have the meaning set forth in Section 5.16 hereof;

          “Bill of Sale” shall mean the Bill of Sale;

          “Business” shall have the meaning set forth in the Recitals hereto;

          “Business Day” shall mean days other than Saturdays, Sundays and other legal holidays or days on which the banks in New York, New York are closed;

          “Buyer” shall have the meaning set forth in the Recitals hereto;

          “Buyer Indemnitees” shall have the meaning set forth in 10.2 hereof;

          “Closing” shall have the meaning set forth in Section 4 hereof;

          “Closing Date” shall have the meaning set forth in Section 4 hereof;

          “Code” shall mean the Internal Revenue Code of 1986, as amended;

          “Contracts” shall mean all contracts, agreements, instruments, leases, licenses and other legally binding obligations, whether written or oral, or other document or instrument to which Seller is legally bound which relate to the Business or by which any of the Purchased Assets is legally bound;

          “Customer Lists” shall mean the Seller’s current and previous customer lists and pricing lists to the extent related to the Business;

          “Environmental Laws” means any Legal Requirement relating to (a) releases or threatened releases of Hazardous Substances, (b) pollution or protection of public health or the environment or (c) the presence, manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances;

          “Excluded Liabilities” shall have the meaning set forth in Section 2.2(b) hereof;

          “Facility” shall mean the Seller’s manufacturing plant located at 2400 South Calhoun Road, New Berlin, Wisconsin 53151;

          “Files and Records” shall mean all files, records, books, documents, information and operating data of the Seller to the extent relating to the Business or the Purchased Assets including but not limited to the following types (but excluding any records related to the general ledger or payroll): (i) all data on current and previous customer and customer prospects and current and previous supplier and supplier prospects, including without limitation, all Customer Lists, Supplier Lists, pricing lists and related documentation, (ii) title documents, (iii) all,

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agreements, maintenance records, warranty information and related documentation in the Seller’s possession or control relating to Machinery and Equipment, (iv) correspondence with federal, state and local governmental agencies to the extent relating to the operation of the Business (exclusive of any Tax Return) and (v) all documentation and records relating to the production, manufacturing, storage, sale and delivery of products by the Business, including information relating to the Purchased Intellectual Property, in each case as maintained in the Ordinary Course of Business;

          “Financial Statements” shall have the meaning set forth in Section 5.6 hereof;

          “Governmental Authority” shall mean any foreign or United States federal, state or local government or political agency, division, subdivision thereof or any regulatory body, agency or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof) or any arbitrator or arbitral body;

          “Hazardous Substances” shall mean all hazardous substances as that term is defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., as amended (“CERCLA”), hazardous waste and any other individual or class of hazardous pollutants, contaminants, toxins, chemicals, substances, wastes or materials in their solid, liquid or gaseous phase, defined, listed, designated, regulated, classified or identified under any Environmental Law. This definition of Hazardous Substances includes asbestos and asbestos-containing materials, mold, fungus, bacteria, petroleum or petroleum-based products or derivatives thereof, radioactive materials, flammable explosives and polychlorinated biphenyls;

          “Indemnifying Person” shall have the meaning set forth in Section 10.4 hereof;

          “Indemnitees” shall have the meaning set forth in Section 10.4 hereof;

          “Insured Exceptions” shall have the meaning set forth in Section 7.7 hereof;

          “Interim Financial Statements” shall have the meaning set forth in Section 5.6 hereof;

          “Inventory” shall mean all Seller’s raw materials, work-in-process and finished goods inventory of variegate and flavoring products;

          “Intellectual Property” shall mean all intellectual property rights, including copyrights, trademarks, service marks, patent rights, or pending applications for such intellectual property rights used in the Business, and all other confidential and proprietary information, including trade secrets and know-how, processes, technology, inventions, methods, recipes, formulae, product formulations, specifications, processing instructions, prototypes, models, and other intellectual property owned by Seller and used exclusively in the manufacture of products by the Business;

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          “Legal Requirement” means any United States federal, state or local or foreign law, statute, standard, ordinance, code, rule, decision or regulation enacted, promulgated or issued by a Governmental Authority of competent jurisdiction and in effect as of the date of this Agreement or Closing, as applicable;

          “Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien (statutory or other), right of way, easement, encroachment, right of first offer or first refusal, community or other marital property interest, equitable interest, conditional sale agreement or any other restriction with respect to use, ownership or transfer.

          “Losses” shall have the meaning set forth in Section 10.2 hereof;

          “Machinery and Equipment” shall mean all machinery, equipment (including office equipment), tools, tooling, patterns, dies, molds, furniture, furnishings, fixtures, supplies, testing equipment, motor vehicles, spare parts and other tangible personal property used by Seller in the Business and located at the Real Property;

          “Material Adverse Effect” shall mean an effect on or change in the Business, operations, assets, properties or financial condition of the Business which when considered either individually or in the aggregate together with all other adverse changes or effects, is or is reasonably likely to be, materially adverse to the Business, operations, assets, properties or financial condition of the Business except for any such effects resulting from (i) this Agreement, the transactions contemplated hereby or the announcement thereof, (ii) changes in general economic or political conditions or the industry of the Business in general, (iii) changes in laws generally applicable to the Business or the industry in which it operates or (iv) actions attributable to the Buyer or its Affiliates;

          “Maximum Amount” shall have the meaning set forth in Section 10.3(a)(ii) hereof;

          “Non-Assignable Contracts” shall mean as set forth in Section 2.2(c);

          “Noncompetition Agreement” shall mean the Noncompetition Agreement, annexed hereto as Schedule 11.5(e);

          “Ordinary Course of Business” means an action taken in the ordinary course of business of the Business, consistent with past practice;

          “Packaging” shall have the meaning set forth in Section 8.2(a) hereof;

          “Permits” shall mean all permits, approvals, agreements, authorizations, licenses, orders, certificates, registrations, qualifications, or other form of permission, consent, exemption or authority required by Governmental Authorities with respect to the Business or with respect to the ownership, use or handling of the Purchased Assets;

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          “Permitted Liens” shall mean any (i) liens for Taxes which are not yet due and payable, (ii) zoning restrictions, (iii) covenants, easements and restrictions of record; (iv) public roads or highways;

          “Person” shall mean and include any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, any other unincorporated organization or Governmental Authority;

          “Proceeding” shall mean any claim, action, arbitration, audit, hearing, investigation, litigation or suit (whether in contract or tort or civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator;

          “Purchase Price” shall have the meaning set forth in Section 3.1 hereof;

          “Purchased Assets” shall have the meaning set forth in Section 2.1(a) hereof;

          “Purchased Intellectual Property” shall mean all Intellectual Property used in or pertaining to the Business, including but not limited to domain names and addresses, websites, processes, technology, inventions, methods, recipes, formulae, all product formulations, specifications and processing instructions, trade secrets and related know-how related to the variegate and flavoring products of the Business, and the “Value America” name and all derivations thereof identified as Purchased Intellectual Property on Schedule 5.10;

          “Real Property” shall mean the Facility and all related land, buildings, fixtures and improvements at such location;

          “Recorded Documents” shall have the meaning set forth in Section 7.7 hereof;

          “Retained Assets” shall have the meaning set forth in 2.1(b) hereof;

          “Retained Formulae Intellectual Property” shall mean such trade secrets and know-how, processes, technology, inventions, methods, recipes, formulae, product formulations, specifications, processing instructions, prototypes and models as identified on Schedule 5.10, which are used exclusively in the manufacturing of variegate and flavoring products that are (and after the Closing will be) manufactured for and purchased solely by the Seller and its Affiliates;

          “Retained Intellectual Property” shall mean such copyrights, trademarks, trade names, service marks, patent rights, software, domain names and addresses, websites or pending applications for such intellectual property rights used or held for use by the Seller and all other confidential and proprietary information, including trade secrets and know-how, processes, technology, inventions, methods, recipes, formulae (including Retained Formulae Intellectual Property), product formulations, specifications, processing instructions, prototypes, models, customer and supplier information, employee agreements and covenants respecting intellectual

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property, causes of action for infringement and other intangible assets and intellectual property identified as Retained Intellectual Property on Schedule 5.10;

          “Saleable Inventory” shall mean all Inventory which (i) is not damaged, defective or obsolete; (ii) is readily usable for or saleable to existing customers of the Business in the normal course of business; (iii) meets all applicable requirements of any Governmental Authority, and (iv) meets all other applicable quality standards for manufacturing or resale.

          “Seller” shall have the meaning set forth in the Recitals hereto;

          “Seller Indemnitees” shall have the meaning set forth in Section 10.5 hereof;

          “Shared Intellectual Property” shall mean intellectual property rights, including but not limited to trade secrets and know-how, processes, technology, inventions, methods, recipes, formulae, product formulations, specifications, processing instructions, prototypes and models used in the manufacturing of variegate and flavoring products that are currently sold by the Business to Seller and its Affiliates, and third parties, identified as Shared Intellectual Property on the attached Schedule 5.10;

          “Supplier Lists” shall mean Seller’s current and previous suppliers and pricing lists to the extent related to the Business;

          “Survey” shall have the meaning set forth in Section 7.8 hereof;

          “Tax” means (i) all federal, state, local and foreign taxes, charges, fees, levies, duties, imposts, contributions or similar assessments imposed by any Governmental Authority, including income (federal, state, local and foreign), gross receipts, value added, ad valorem, excise, real property, personal property, windfall profit, minimum, franchise, stamp, licensing, withholding, employment, social security, sales, use, transfer, unemployment and payroll taxes and any other tax, and (ii) any interest, fines, penalties or additions to tax resulting from, attributable to, or incurred in connection with such taxes;

          “Tax Return” means any return, declaration, report, estimate, information return and statement (including any attachment, amendment or schedule thereto) required to be filed with any Governmental Authority in respect of any Taxes;

          “Threshold Amount” shall have the meaning set forth in Section 10.3(a)(i) hereof;

          “Title Commitment” shall have the meaning set forth in Section 7.7 hereof;

          “Title Insurer” shall have the meaning set forth in Section 7.7 hereof;

          “Title Objection” shall have the meaning set forth in Section 7.7 hereof;

          “Transaction Documents” shall mean this Agreement, the schedules hereto, the Bill of Sale, Assignment and Assumption Agreement, Noncompetition Agreement, and all other

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agreements, instruments, certificates and other documents to be entered into or delivered by any party in connection with the transactions contemplated to be consummated pursuant to any of the foregoing;

          “UCC-3 Financing Statements” shall have the meaning set forth in Section 7.4 hereof.

SECTION 2. PURCHASE AND SALE OF THE PURCHASED ASSETS.

          2.1. Transfer of Assets.

           (a) Subject to the retention by Seller of the Retained Assets pursuant to subsection 2.1(b) below and the other terms and conditions herein set forth, in reliance upon Seller’s representations and warranties, the Seller shall sell, convey, transfer, assign and deliver to the Buyer, free and clear of any Lien (other than Permitted Liens), and the Buyer shall purchase from the Seller, on the Closing Date, all of the assets, properties, claims and rights related to the Business and identified in this Agreement or located at the Real Property (all of such assets, properties, rights and business being hereinafter collectively referred to as the “Purchased Assets”). The Purchased Assets shall include the following:

(i)	all goodwill and going concern value generated by and related to the Business;

(ii)	the Customer Lists;

(iii)	the Supplier Lists;

(iv)	the Assumed Contracts (except as to the brokers oral and written agreements, Buyer only assumes liability for commissions due for sales after the Closing Date);

(v)	Acquired Receivables;

(vi)	the Real Property;

(vii)	the Purchased Intellectual Property;

(viii)	the Files and Records;

(ix)

subject to Section 8.2 hereof, all point of sale materials, advertising and marketing materials, mailing lists, sales literature, brochures, hand-outs, sales sheets and the like used or available for use by the Seller exclusively in connection with the Business;

(x)	subject to Section 8.2 hereof, all packaging designs, trade dress, designs, logos and the like used or available for use exclusively in

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connection with the variegate and flavoring products sold and distributed by the Business;

(xi)	the Machinery and Equipment;

(xii)	all transferable Permits;

(xiii)	the Saleable Inventory wherever located;

(xiv)	all rights to be acquired by Buyer in and to the Shared Intellectual Property as set out in Section 8.3; and

(xv)	all prepaid rent, utilities, deposits and other prepaid items of Seller exclusively related to the Business or related to the Real Property.

          (b) Notwithstanding anything herein to the contrary, the Purchased Assets shall not include, and Seller shall not sell, convey, transfer, assign and deliver to the Buyer, the following assets, properties, rights, contracts or claims, wherever located, whether real, personal, tangible or intangible, accrued, contingent or otherwise, of the Business (the “Retained Assets”):

(i)

any cash and cash equivalent items, including without limitation, checking accounts, bank accounts, certificates of deposit, time deposits, mutual fund and other investments and securities on or prior to the Closing Date;

(ii)

subject to Buyer’s rights in the Shared Intellectual Property as provided herein, all Retained Intellectual Property including, without limitation, all Retained Formulae Intellectual Property and all Shared Intellectual Property and the “CoolBrands,” “Integrated Brands” or “Eskimo Pie” trade names and/or trademarks, any derivation thereof and all associated goodwill;

(iii)	all rights of the Seller under any Contract, commitment or agreement not related to the Business;

(iv)

all assets used exclusively in connection with the centralized management functions and transition services provided by the Seller and its Affiliates to the Business including all software utilized in the Business;

(v)	all employee benefit plans and any trusts, insurance arrangements or other assets held pursuant to, or set aside to fund the obligations of the Seller under, any such employee benefit plans;

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(vi)

except as provided in Section 7.10, all insurance policies of the Seller or its Affiliates and all rights of the Seller or its Affiliates of every nature and description under or arising out of such insurance policies;

(vii)

all claims and rights to receive Tax refunds, credits and benefits relating to the operation or ownership of the Business or the Purchased Assets for any Tax period (or portion thereof) ending on or prior to the Closing Date;

(viii)	the Seller’s rights under this Agreement, the other agreements and instruments executed and delivered in connection with this Agreement, and the transactions contemplated hereby or thereby;

(ix)

all trade accounts receivable and other rights to payment exclusively related to the Business from Seller and its Affiliates, arising out of sales of products by the Business in the ordinary course of Business, and the full benefit of all security therefore and rights to payment;

(x)	Accounts Receivable other than Acquired Receivables;

(xi)	any assets or property of Seller located at any location other than the Facility (other than the Inventory of the Business stored at public warehouses); and

(xii)	the books and records of the Seller not related to the Business, including any stock records, minute books or other corporate records.

          2.2. Assumed Liabilities and Excluded Liabilities.

           (a) Assumption of Liabilities. Subject to the terms and conditions of this Agreement, Buyer agrees to and shall assume as of Closing and shall thereafter perform when due, only the following liabilities (the “Assumed Liabilities” or the “Assumed Contracts”):

(i)

Seller’s obligations required to be performed after Closing under all unfilled Contracts and customer orders for the sale of Inventory entered into by Seller with respect to the Business in the Ordinary Course of Business (except Contracts and orders rejected by Buyer as not commercially reasonable as of the Closing Date), provided Buyer receives all proceeds therefrom;

(ii)	Seller’s obligations required to be performed after the Closing under all unfilled Contracts and purchase orders for the purchase of

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raw material Inventory entered into by Seller with respect to the Business in the Ordinary Course of Business (except Contracts and orders rejected by Buyer as not commercially reasonable as of the Closing Date);

(iii)	those other Contracts of Seller identified on the attached Schedule 2.2(a)(iii); and

(iv)

those other Contracts, agreements, leases and commitments directly relating exclusively to the Business that are cancelable by Seller upon thirty (30) days notice without premium or penalty and which involve a payment obligation over the remaining term of such agreements as of the Closing Date of not more than One Thousand Dollars ($1,000) as to any single Contract agreement lease, or commitment and not more than Five Thousand Dollars ($5,000) in the aggregate; provided, however, that Buyer shall not be required to and will not assume any other Contracts, agreements, leases or commitments that prohibit or in any way limit or restrict the products that can be sold by Seller or restrict in any way the manner in which the Business is or may be conducted.

          (b) Excluded Liabilities. Except for the Assumed Liabilities, the Buyer shall not assume and the Buyer shall not be obligated to pay, perform or discharge any liabilities, debts, claims, expenses or obligations of any kind or nature (whether known or unknown, vested or unvested, asserted or unasserted, absolute or contingent, accrued or unaccrued, assessed or unassessed, liquidated or unliquidated, actual or potential, or due or to become due), all of which liabilities, debts, claims, expenses and obligations shall be retained by Seller (collectively the “Excluded Liabilities”) including but not limited to the following:

(i)

any claims, whether founded upon contract, tort, statute, regulation, breach of warranty, or any other grounds, and whether made before or after the Closing, which relate to or arise out of products manufactured, distributed or sold by Seller prior to the Closing Date;

(ii)

obligations of any kind or nature to any employee or former employee employed by Seller which are based on facts occurring or circumstances existing prior to the Closing Date, including, but not limited to, those wages, employment fees, fringe benefits, or other payments owing under or with respect to (A) any severance policy, employment agreement, employee benefit, welfare or retirement plans (including but not limited to, those arising under the Employee Retirement Income Security Act of 1974) or other contract relating to the terms and conditions of employment of an

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employee or other employees of Seller, (B) any federal, state, or local law relating to the termination of employment of employees in connection with a transaction of the type contemplated hereunder, and (C) any workers’ compensation claim;

(iii)	any liabilities under debt instruments, loan documents, indentures, guaranties or other indebtedness for borrowed money from any bank or financial institution;

(iv)	Taxes, fees or expenses of the Seller incurred with respect to the transactions contemplated herein;

(v)

all Losses to the extent relating to the Business, the Purchased Assets or any activities or operations occurring or conducted at or from the Real Property (including offsite disposal) prior to Closing which arise under or are based upon any Environmental Law and all Losses in connection with any Hazardous Substances at any time present at the Real Property prior to Closing, regardless of source or cause;

(vi)	all Losses arising out of product liability claims relating to any damage to Persons or property to the extent caused by products of the Business sold or manufactured prior to the Closing, and

(vii)	all liabilities to the extent arising out of the Retained Assets.

          (c) To the extent that the assignment by Seller of any customer orders, purchase orders, lease or other Contract included in the Assumed Liabilities is not permitted without the consent of the other party thereto (“Non-Assignable Contracts”), then this Agreement shall not be deemed to constitute an assignment or an attempted assignment of the Non-Assignable Contract if such assignment or attempted assignment would constitute a breach thereof. All such Non-Assignable Contracts are listed on Schedule 2.2(c). Unless otherwise agreed as to any particular customer order, purchase order, lease or other Contract, Seller shall use reasonable efforts to obtain any and all such consents, approvals, and novations prior to the Closing Date and shall continue such efforts after the Closing Date, if requested by Buyer. If any necessary consent, approval or novation is not obtained, Seller shall cooperate with Buyer in any reasonable arrangement designed to provide Buyer with all of the benefits under such customer order, purchase order, lease or other Contract as if such consent, approval, or novation had been obtained.

SECTION 3. PURCHASE PRICE

          3.1. Purchase Price.

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          Subject to Holdback and adjustment as provided in Sections 3.3 and 3.4 of this Agreement, the purchase price for the Purchased Assets shall be determined as set out below (the “Purchase Price”). Except for the Holdback amount described in Section 3.4, below, the Buyer shall pay the Purchase Price to Seller in immediately available funds at Closing, into an account to be designated by Seller prior to the Closing. The Purchase Price for the Purchased Assets shall be determined as follows:

(a) The Purchase Price for all assets other than Acquired Receivables and Saleable Inventory shall be Five Million Dollars ($5,000,000).

          (b) Subject to adjustment as provided in Section 3.3, below, the Purchase Price for Acquired Receivables shall be an amount equal to one hundred percent (100%) of the Acquired Receivables as of the Closing Date.

          (c) The Purchase Price for Saleable Inventory shall be the lower of Seller’s cost or market as of the beginning of Business on the Closing Date. A detailed physical count of the Inventory shall be taken as of the close of Business on August 24, 2006, and shall be conducted by representatives of each of Seller and Buyer. The parties shall cooperate to permit verification of changes in Inventory prior to the Closing Date.

          3.2. Allocation of Purchase Price.

          The Purchase Price for assets other than Acquired Receivables and Saleable Inventory shall be allocated among such Purchased Assets in accordance with an Allocation Schedule to be agreed upon by the parties. The parties shall cooperate to prepare an IRS Form 8594 in accordance with the Allocation Schedule within one hundred eighty (180) days of the Closing Date. Each of Buyer and Seller shall timely file such IRS Form 8594, and shall file all other Tax Returns in a manner consistent with such Form 8594 and the Allocation Schedule. Neither Buyer nor Seller shall take any position for Tax purposes that is inconsistent with such IRS Form 8594 or the Allocation Schedule.

          3.3. Adjustment for Uncollected Acquired Receivables.

          Notwithstanding anything contained herein to the contrary, the Purchase Price for Acquired Receivables shall be reduced on a dollar for dollar basis for any Acquired Receivables not collected by Buyer within one hundred twenty (120) days after the Closing Date (the “Collection Period”). During the Collection Period, Buyer shall have the exclusive right to bill and to receive the Acquired Receivables, provided Buyer does so in good faith and consistent with past procedures, and Seller shall immediately turn over to Buyer any amounts received by Seller with respect to the Acquired Receivables during the Collection Period. Payments received by Buyer from customers during the Collection Period which are identified by the customer as representing payment of a specific invoice will be applied by Buyer to such specific invoice. Payments which are not so designated by the customer shall be applied as jointly agreed by Seller and Buyer in a commercially reasonable manner at or about the time the payment is received. Buyer shall not discount or otherwise compromise any indebtedness represented by the

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Acquired Receivables without Seller’s prior written consent. Buyer shall have no obligation to institute any enforcement proceedings against any account debtor represented by the Acquired Receivables. Buyer will submit a report every thirty (30) days as to the status of the collection activities. Upon the conclusion of the Collection Period, Buyer shall execute documentation and do such other things as may be reasonably necessary in order to assign all uncollected Acquired Receivables to Seller, and the Purchase Price shall be reduced by the amount of such uncollected Acquired Receivables, retroactive to the Closing Date.

          3.4. Holdback from Purchase Price; Post Closing Purchase Price Adjustments.

          (a) Seven Hundred Fifty Thousand Dollars ($750,000) (the “Holdback”) shall not be delivered to Seller at Closing but shall be withheld by Buyer and paid at Closing to the escrow agent named in the Escrow Agreement (the “Escrow Agreement”) attached as Schedule 3.4(a), for application in accordance with the terms and conditions set out below. Subject to this Section 3.4, the Holdback, plus interest earned on such amount, less any adjustments to the Purchase Price, will be delivered to Seller on the date which is eighteen (18) months after the Closing Date (the “Delivery Date”).

          (b) Buyer shall have the right to withdraw from the Holdback the amount of Purchase Price reduction (plus interest earned thereon), if any, for Acquired Receivables assigned to Seller as provided in Section 3.3, above, or elsewhere herein.

          (c) In addition, if Buyer has made a good faith claim or claims for indemnification under Section 10 hereof on or prior to the Delivery Date, then notwithstanding the provisions of Subsection 3.4(a), Buyer may continue to withhold that portion of the Holdback otherwise required to be delivered on the Delivery Date or equal to the amount of such claim or claims (plus interest earned on such amount) until the validity of Buyer’s indemnification claim or claims has been determined. Buyer shall be entitled to retain (and shall become the owner of) that portion of the Holdback equal to the amount of the claim or claims determined to be valid (plus interest earned on such amount), and the balance (plus interest on such amount) shall be delivered to Seller if it would have otherwise been required to be delivered under Section 3.1(a). Any indemnification to which Buyer shall be entitled under Section 10 hereof shall not be limited to the amount of the Holdback.

          3.5. Adjustment.

          Within the thirty (30) day period subsequent to the Closing Date, representatives of Seller and Buyer shall work cooperatively to determine the Purchase Price for the Saleable Inventory and the Acquired Receivables if they are not reasonably able to determine the final Purchase Price for the Acquired Receivables prior to Closing. For purposes of Closing, Seller and Buyer shall estimate the Purchase Price of the Saleable Inventory and Acquired Receivables based upon the best available information, and then shall adjust the Purchase Price, and shall confirm such adjustment by written agreement within thirty (30) days after the Closing Date. The adjustment shall be effective as of the Closing Date. If the adjustment results in additional Purchase Price

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payable by Buyer, such additional amount shall be paid within five (5) Business Days after the amount of the additional Purchase Price is determined by agreement. If the adjustment results in a reduction of the Purchase Price, the amount of the reduction shall be withdrawn from the Holdback pursuant to Section 3.4.

          3.6. Credit to Buyer. In addition, Buyer shall receive a credit at Closing in the amount of Seventy-Five Thousand Dollars ($75,000), to be credited against and deducted from the Purchase Price to be paid at Closing; such amount is in exchange for the Buyer’s agreement to accept the physical condition of the Real Property, Machinery and Equipment in their as is condition.

SECTION 4. CLOSING

          4.1. Date of Closing.

          The purchase and sale contemplated by this Agreement (the “Closing”) shall take place on or before September 15, 2006 (the “Closing Date”); provided, however, if there is any delay Closing, the Closing Date may be postponed to no later than October 2, 2006. The Closing may be completed in separate locations with the use of fax or email and signatures in counterparts as permitted under Section 14.13 below.

          4.2. Deliveries at Closing.

          At the Closing, Buyer and Seller shall execute and/or deliver, or cause to be executed and/or delivered all deliverables required to be delivered at Closing, as required under Sections 11.5 and 12.5.

          4.3. Further Assurances.

          Upon request at anytime after Closing, Buyer and Seller shall take all further actions and execute and deliver any additional agreements, certificates, instruments, and other documents on or after the Closing as Buyer or Seller shall deem reasonably necessary to effectuate the transactions contemplated by this Agreement, and to assure that the Business is smoothly transferred to Buyer. Without limiting the general nature of the foregoing, Seller shall provide Buyer with reasonable assistance in order to assure the complete and effective transfer of all data to Buyer regarding the Business in such form and manner as Buyer may reasonably request to extent such transfer is permitted under applicable agreements, licenses, contracts, etc. It is the intent of the parties that all Intellectual Property used in the manufacture or sale of products to persons or entities other than Seller and its Affiliates be included in this transaction as either Purchased Intellectual Property or Shared Intellectual Property, as the case may be. The parties therefore agree that if any such Intellectual Property is not described on Schedule 5.10 as either Purchased Intellectual Property or Shared Intellectual Property, such omission is inadvertent, and they shall cooperate to complete the transfer of such inadvertently omitted Intellectual Property in a manner consistent with the parties’ intent as set out in the previous sentence.

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SECTION 5. REPRESENTATIONS AND WARRANTIES OF THE SELLER.

          Seller represents and warrants to Buyer as follows:

          5.1. Disclosure Schedule.

          Seller has delivered to Buyer individually numbered schedules (collectively, the “Disclosure Schedule”) corresponding to the sections and subsections of this Agreement. Each individual schedule in the Disclosure Schedule contains exceptions to the specifically identified section and subsection contained in this Section 5 and sets forth each exception in reasonable detail, with attached documentation as necessary to reasonably explain the exception. Any exception to the representations and warranties contained in a section or subsection of this Article is described in a separate schedule of the Disclosure Schedule that specifically identifies the applicable section or subsection of this Article and shall be deemed to modify the representation and warranty contained in this Agreement. To the knowledge of the Seller, the Disclosure Schedule is complete and accurate in all respects. To the knowledge of the Seller, Seller has provided Buyer with true and complete copies of all documents referenced in the Disclosure Schedule.

          5.2. Organization.

          The Seller is a corporation, validly existing and in good standing under the laws of the Commonwealth of Virginia. The Seller is duly licensed or qualified to do business as a foreign corporation under the laws of any other jurisdiction in which the transaction of the Business makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect. The Seller has all requisite corporate power and authority to own, operate or lease the properties utilized in the Business and carry on the Business as currently conducted.

          5.3. Authorization; Enforceability.

          The execution, delivery and performance by Seller of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby are within the corporate power and authority of Seller and have been duly authorized by all necessary corporate action on the part of Seller. This Agreement and the Transaction Documents have been duly executed and delivered by and constitute the legal, valid and binding obligation of the Seller, enforceable against it in accordance with its respective terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

          5.4. No Conflict or Violation.

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          The execution, delivery and performance by the Seller of the Transaction Documents does not and will not violate or conflict with any provision of the Articles of Incorporation or By-Laws of the Seller and does not and will not violate or conflict in any material respect with any Legal Requirement, any Contract, or any order, judgment or decree of any court or other Governmental Authority or regulatory authority to which the Business is subject, nor will result in the creation or imposition of any Lien upon any of the Purchased Assets.

          5.5. Consents and Approvals.

          The execution, delivery and performance of the Transaction Documents by the Seller and the sale and transfer of the Purchased Assets to Buyer will not, to the knowledge of Seller, as of the Closing Date, require any material consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority or other Person.

          5.6. Financial Statements.

          Seller has delivered to Buyer copies of the following financial statements of the Business prepared by Seller (together, the “Financial Statements”): (a) the unaudited balance sheets of the Business as of August 28, 2004 and August 27, 2005 and statements of income of the Business for each of the periods then ended (the “Annual Financial Statements”); and (b) an unaudited balance sheet of the Business as of June 24, 2006 and the related statement of income for the ten (10) month period ending June 24, 2006 (the “Interim Financial Statements”). Except for certain consolidation principals, and subject to year-end adjustments, the Financial Statements (a) are complete and correct in all material respects and were prepared internally in accordance with the books and records of Seller and (b) fairly present in all material respects the financial position of the Business as at the respective dates thereof and the results of the operations of the Business and changes in financial position for the respective periods covered thereby. For these purposes, the term “in all material respects” shall mean an error or misstatement of One Hundred Thousand Dollars ($100,000) or more in the aggregate as of the Balance Sheet Date or related statement of income for the period or year end stated in this paragraph. The Interim Financial Statements were prepared on a basis consistent with the Financial Statements. In this Agreement, the balance sheet as of June 24, 2006, is referred to as the “Balance Sheet” and June 24, 2006, is referred to as the “Balance Sheet Date.”

          5.7. Absence of Undisclosed Liabilities.

          Except for liabilities expressly reserved on the Balance Sheet and current liabilities incurred in the Ordinary Course of Business since the Balance Sheet Date, which liabilities would not, individually or in the aggregate, have a Material Adverse Effect on the Business, Seller does not have any debts, liabilities, or obligations of any nature with respect to the Purchased Assets, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, including, guarantees, liabilities, or obligations on account of Taxes, other governmental charges, duties, penalties, interest, or fines, and there is no basis for the assertion against Seller of any debt, liability, or obligation.

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          5.8. Customers and Suppliers.

          Since the Balance Sheet Date, there has not been any material adverse change in Seller’s business relationship with any material customer of the Business, and to Seller’s knowledge, there is no fact or circumstance which might result in a material adverse change as a result of the transactions contemplated by this Agreement. To Seller’s knowledge, none of its current customers has declared bankruptcy or has given Seller notice that it does not intend to pay its balance owed to the Seller. Since the Balance Sheet Date, there has not been any material adverse change in Seller’s business relationship with any material supplier of the Business, and to Seller’s knowledge, there is no fact or circumstance which might result in a material adverse change as a result of the transactions contemplated by this Agreement.

          5.9. No Litigation.

          There are no Proceedings, pending or, to the knowledge of Seller threatened, before any federal, state or local court or Governmental Authority, or before any arbitrator of any nature, brought by or against the Seller or any of its officers, directors, employees, agents or Affiliates involving, affecting or relating to the Business, the Purchased Assets or the transactions contemplated by the Transaction Documents.

          5.10. Intellectual Property.

          The Disclosure Schedule contains a true and complete separate list of all of the Purchased Intellectual Property, a true and complete separate list of all of the Shared Intellectual Property and a true and complete separate list of all of the Retained Intellectual Property. Seller is the owner of or has the right to use the Purchased Intellectual Property, and the Shared Intellectual Property, free and clear of any adverse interests. Seller has taken all reasonable precautions to protect the secrecy, confidentiality and value of all the Purchased Intellectual Property and the Shared Intellectual Property. To the Seller’s knowledge, the use of products of the Business by the customers thereof have not involved any infringement, and to Seller’s knowledge, there exists no reasonable basis for any such claim of infringement, of any patents, trademarks, trade names, service marks, copyrights, licenses or intangible assets of others. There are no claims or litigation or to Seller’s knowledge any inquiries or investigations pending which challenge or threaten to challenge the Seller’s right, title and interest with respect to the Purchased Intellectual Property or Shared Intellectual Property. To the Seller’s knowledge, no other Person is infringing on the Purchased Intellectual Property or Shared Intellectual Property.

          5.11. Real Property.

          The Disclosure Schedule includes the complete legal description of the Real Property. Seller does not lease any Real Property that is used in the Business and the only real property used in the Business is the Real Property. There are no material leases, Contracts, or agreements relating to or affecting the Real Property to which Seller is a party or by which the Real Property is otherwise bound or affected.

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          5.12. Tangible Assets.

          The Seller has good and marketable title to all of the tangible personal property included in the Purchased Assets and, upon consummation of the transactions contemplated by this Agreement, the Buyer will acquire good and marketable title to all of the tangible personal property included in the Purchased Assets, free and clear of all Liens, claims, title defects and objections or equities of any kind other than Permitted Liens. All Machinery and Equipment used in the Business is located at the Real Property.

          5.13. Compliance with Laws.

          To the best knowledge of the Seller the Business is conducted in compliance in all material respects with all Legal Requirements and all applicable laws, rules, regulations, orders or decrees promulgated by any Governmental Authority applicable to the conduct of the Business or the ownership or use of the Purchased Assets as currently conducted by Seller. The Seller has all material Permits under all Legal Requirements necessary for the conduct of the Business and such Permits are valid and in full force and effect.

          5.14. Taxes.

          All material Taxes relating to the Purchased Assets which are due and payable have been paid, other than such Taxes as are being contested in good faith by or on behalf of the Seller.

          5.15. Employee Relations.

          The Disclosure Schedule contains a listing of all of Seller’s employees with respect to the Business, their job titles, and their current compensation rates as of the Balance Sheet Date. There is not now in existence or pending, nor has there been within the last twelve (12) months, any strike, slowdown, stoppage, organizational effort, grievance, arbitration, administrative hearing, claim of unfair labor practice, wrongful discharge, employment discrimination, or sexual harassment or other employment dispute of any nature, pending or threatened, against Seller with respect to the Business. With respect to the Business, Seller is not a party to any written or oral, express or implied, collective bargaining agreement or other contract, agreement, or arrangement with any labor union or any other similar arrangement that is not terminable at will by Seller without cost, liability, or penalty, and Seller has no knowledge of any current union organizing activity with respect to the Business. With respect to the Business, to the knowledge of the Seller, there is no pending, threatened, or existing but unasserted claim against Seller for violation of any contract, agreement, or arrangement described above. As of the date of this Agreement, no employee of Seller with respect to the Business has notified Seller of an intention to terminate employment. Seller represents to Buyer that the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2101 et seq. (“WARN”), or any other similar state, local or foreign statute or government regulation or ordinance, is inapplicable to the transactions contemplated in this Agreement.

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          5.16. Environmental Matters.

          To Seller’s knowledge, except as set forth on the Disclosure Schedule, (a) the Business, Purchased Assets and the Real Property are in compliance with all material applicable Environmental Laws, (b) there has been no Hazardous Substance released at, in, on, upon, into or from the Real Property, (c) there have been no Hazardous Substances generated by the Business that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Authority in the United States, (d) there are no underground storage tanks located on, no PCBs (polychlorinated biphenyls) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act stored on the Real Property, except in compliance with Environmental Laws and (e) the Seller has made available to the Buyer copies of all material environmental records, reports, notifications, certificates of need, Permits, pending Permit applications, correspondence, engineering studies, and environmental studies or assessments, in each case as amended, in Seller’s actual possession and relating to the Business, the Purchased Assets or the Real Property.

          5.17. Contracts.

          To Seller’s knowledge, all Assumed Contracts are legally valid and binding and in full force and effect with respect to Seller. To Seller’s knowledge, the Seller is not in default or breach in any material respect of any such Assumed Contract, and Seller has no notice or knowledge of any claimed breach, or of the occurrence of any event which after the passage of time or the giving of notice or both would constitute a material breach of any such Contract by the Seller. Except as set forth on Schedule 2.2(c), the Assumed Contracts are validly assignable and all of the rights of Seller thereunder will be enforceable by Buyer after Closing without the consent or agreement of any other party except for consents delivered by Seller at Closing.

          5.18. Brokers.

          Except for the fees payable to Duff & Phelps, LLC, which fees shall be paid by an Affiliate of the Seller, the Seller has not incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.

          5.19. Absence of Certain Changes.

          Except as set forth on the Disclosure Schedule, since June 24, 2006 the Business has been conducted only in the Ordinary Course of Business and there has been no change or event that has had or may be reasonably likely to have a Material Adverse Effect on the Business. Without limiting the generality of the foregoing, since June 24, 2006, except as set forth in the Disclosure Schedule, the Business has not:

(a) incurred or assumed any indebtedness or incurred any liability or obligation not in the Ordinary Course of Business or entered into any transaction other than in the Ordinary Course of Business;

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(b) placed or permitted any Lien on any of its assets, tangible or intangible except in the Ordinary Course of Business;

(c) sold, leased, licensed, abandoned or transferred any material asset, except in the Ordinary Course of Business;

(d) cancelled any debts or claims or accelerated the payment of any debts or claims except in the Ordinary Course of Business;

(e) made or committed to make any capital expenditures except for capital expenditures made in the Ordinary Course of Business;

(f) failed to keep its properties insured in substantially the same manner as they were previously insured;

          (g) changed its credit policies or practices or has accelerated the collection of receivables (including the collection of rebates owed to the Business) or sought to accelerate sales into the period prior to Closing or delayed the payment of payables (including any amounts owed pursuant to customer incentive programs) or other Liabilities;

          (h) except for any increase which, with respect to any employee, does not exceed the percentage increase in the Consumer Price Index published by the U.S. Department of Labor over the twelve (12) month period immediately preceding the Closing Date, increased the rate or terms of compensation (including termination and severance pay) payable or to become payable by the Business to any of its employees, or increased the rate or terms of any bonus, insurance, pension or other employee benefit plan, program or arrangement made to, for or with any such employees, except as consistent with past practice and except for increases attributable solely to increases in insurance premiums;

(i) experienced any material damage to or destruction or loss of any material asset or property of the Business, whether or not covered by insurance;

(j) changed its accounting practices or methods;

(k) made any loan, advance or capital contribution to any Person;

(l) failed to maintain the Inventory of the Business consistent with the Ordinary Course of Business;

          (m) to the extent related to the Business, made, changed or revoked any Tax election, elected or changed any method of accounting for Tax purposes, settled any claim, action or Proceeding in respect of Taxes, or entered into any contractual obligation in respect of Taxes with any Governmental Authority or amended any tax return;

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          (n) to the extent related to the Business, written up or written down any of its material assets, revalued its Inventory or made any other material change in its management of working capital or cash balances except in the Ordinary Course of Business;

(o) entered into any agreement or commitment (whether written or oral) to do any of the foregoing; and

(p) experienced any event or circumstance which has had, or is reasonably likely to have, a Material Adverse Effect.

          5.20. Insurance.

          All of Seller’s insurance policies with respect to the Purchased Assets are outstanding and in full force, all premiums with respect to those policies are currently paid, and all duties of the insured under those policies have been fully discharged. The Disclosure Schedule contains a list of all policies of insurance that Seller owns or holds with respect to the Purchased Assets, including for each policy the name of the insurer, the amount of coverage, the type of insurance, the policy number and the renewal or expiration date. Buyer has been provided information on all pending claims under the policies. Seller’s present policies of insurance with respect to the Purchased Assets (or other policies providing substantially similar insurance coverage) have been in effect during the three (3) years before the date of this Agreement. To Seller’s knowledge, there is no threatened termination of, or material premium increase with respect to, any of those policies. Seller’s present insurance coverage shall remain in effect until the Closing Date. To Seller’s knowledge, there is no claim by or on behalf of Seller pending under any of those policies or bonds as to which coverage has been questioned, denied, or disputed by the underwriters of those policies or bonds.

          5.21. Permits.

          To the knowledge of the Seller, all Permits necessary for Seller to carry on the Business as presently conducted, including renewal dates, are identified in the Disclosure Schedule and are in full force and effect and have been complied with by Seller. All fees and charges incident to those Permits have been fully paid and are current, and no suspension or cancellation of any such Permit has been threatened or could result by reason of the transactions contemplated by this Agreement.

          5.22. Intercompany Arrangements.

          With respect to the Business, except as described on the Disclosure Schedule, Seller has not entered into any Contracts, agreements, or commitments with any of its Affiliates or any business in which Seller or any Affiliate has a financial interest.

          5.23. Purchased Assets.

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          The Purchased Assets and the Retained Assets constitute all of the assets, properties and rights which have been used in the current operations of the Business as conducted by Seller.

          5.24. Product Liability and Warranty.

          To Seller’s knowledge, no defect or deficiency exists in any of the products manufactured or sold by Seller before the Closing, or in any finished Inventory, that could give rise to any Liabilities or claims by any Person for breach of warranty, product liability, negligence, tort, toxic tort, or similar Liabilities or claims.

          5.25. No Insolvency.

          No insolvency Proceeding of any character, including without limitation, bankruptcy, receivership, reorganization, composition, or arrangement with creditors, voluntary or involuntary, affecting Seller or any of its assets or properties is pending or, to the knowledge of Seller, threatened. Seller has not taken any action in contemplation of, or that would constitute the basis for, the institution of any such insolvency Proceedings.

          5.26. Accuracy of Statements.

          No representation or warranty made by any Seller in this Agreement, or any written statement, certificate, or schedule furnished, or to be furnished, to Buyer pursuant to this Agreement, or in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements not misleading. The representations and warranties of Seller shall be deemed to be made as of the date of this Agreement and again as of the Closing Date.

          5.27. Bulk Transfer Affidavit.

          Promptly upon execution of this Agreement, Seller is furnishing to Buyer a list of Seller’s existing creditors which has been prepared and executed in accordance with Section 6.104 of Article 6 of the Uniform Commercial Code as adopted by the state of Wisconsin (the “Bulk Transfer Act”), and such list is true, correct and complete.

          5.28. Knowledge; Disclosure.

          (a) Whenever a representation or warranty made by the Seller herein refers to the knowledge of the Seller, such knowledge shall be deemed to consist of the actual or constructive knowledge, possessed or which would be possessed, after reasonable inquiry of appropriate management personnel of the Business, and review of the books and records of Seller on the date hereof and on the Closing Date, as applicable, of any of David Stein, Gary Stevens, Bill Weiskopf and Frank Orfanello.

          (b) Notwithstanding anything to the contrary contained in this Agreement or in the Disclosure Schedule, any information disclosed in one Section of the Disclosure Schedule shall be deemed to be disclosed in another Section of the Disclosure Schedule

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to which such information may reasonably apply so long as such disclosure with respect to such information is in sufficient detail to enable a reasonable reader to identify its applicability to the relevant provision of the Agreement. Certain information set forth in the Disclosure Schedule is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Seller in this Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability of, or concession as to any defense available to, the Seller.

SECTION 6. REPRESENTATIONS AND WARRANTIES OF THE BUYER.

          The Buyer hereby represents and warrants to the Seller as follows:

          6.1. Organization.

          The Buyer is a limited liability company validly existing and in good standing under the laws of Michigan. The Buyer is duly licensed or qualified to do business as a foreign limited liability company under the laws of any other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on the ability of Buyer to perform its obligations under this Agreement. Buyer has all requisite limited liability company power and authority to own, operate or lease its properties and carry on its business as currently conducted.

          6.2. Authorization; Enforceability.

          The execution, delivery and performance by Buyer of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby are within the limited liability company power and authority of Buyer and have been duly authorized by all necessary action on the part of Buyer. This Agreement and the Transaction Documents have been duly executed and delivered by and constitute the legal, valid and binding obligation of Buyer, enforceable against it in accordance with its respective terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

          6.3. No Conflict or Violation.

          The execution, delivery and performance by the Buyer of the Transaction Documents does not and will not violate or conflict with any provision of the Articles of Organization or Operating Agreement of the Buyer and does not and will not violate any provision of law, or any order, judgment or decree of any court or other Governmental Authority or regulatory authority.

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          6.4. Consents and Approvals.

          No consent, waiver, authorization or approval of any Governmental Authority or regulatory authority, domestic or foreign, or of any other Person, is required by the Buyer in connection with the execution and delivery of the Transaction Documents by the Buyer or the performance by the Buyer of its obligations thereunder.

          6.5. No Litigation.

          There are no Proceedings, pending or, to the knowledge of the Buyer, threatened, before any federal, state or local court or Governmental Authority, or before any arbitrator of any nature, brought by or against the Buyer or any of its officers, directors, employees, agents or Affiliates as to which there is a reasonable likelihood of an adverse determination and which, if adversely determined (a) would delay, hinder or prevent the consummation of the transactions contemplated by this Agreement by Buyer, or (b) would have a Material Adverse Effect on the ability of Buyer to perform its obligations under this Agreement.

          6.6. Brokers.

          The Buyer has not incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with this Agreement or the transactions contemplated hereby.

          6.7 Financing.

          The Buyer has sufficient funds to purchase the Purchased Assets and pay the Purchase Price on the terms and conditions contemplated by this Agreement. Buyer’s performance of its obligations under this Agreement is not in any way contingent upon the availability of financing to the Buyer. Buyer has provided to Seller a copy of its financing commitment.

SECTION 7. COVENANTS OF THE SELLER.

          The Seller covenants and agrees as follows:

          7.1. Conduct of Business.

          During the period from the date hereof to the Closing Date, the Seller (i) will conduct the Business in the Ordinary Course of Business and manage its assets in the same manner as heretofore managed, (ii) will use its commercially reasonable efforts to maintain and preserve intact its business organization and its relationship with employees, customers, suppliers and other business relations, (iii) will not engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business with respect to the Business and (iv) will not take any actions of the type which would require disclosure pursuant to Section 5.19 without the prior consent of the Buyer.

          7.2. Access.

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          The Seller will permit the Buyer and its representatives to have reasonable access, prior to the Closing Date, to the properties and to the books and records of the Business during normal working hours and upon reasonable notice; provided, that the Buyer or its representatives will not unreasonably disrupt the personnel and operations of the Business or other operations or activities of the Seller.

          7.3. Consents and Approvals.

          Seller shall, at its own cost and expense, (i) obtain all necessary consents, waivers, authorizations and approvals of all Governmental Authorities and regulatory authorities, domestic and foreign, and of all other Persons required in connection with the execution, delivery and performance by it of the Transaction Documents, and (ii) shall use reasonable efforts to assist and cooperate with the Buyer in preparing and filing all documents required to be submitted by the Buyer to any Governmental Authority or regulatory authority, domestic or foreign, in connection with such transactions and in obtaining any consents, waivers, authorizations or approvals which may be required to be obtained by the Buyer in connection with such transactions. Provided, however, Buyer shall pay for all new Permits required to operate the Business.

          7.4. Release of Liens.

          Upon the terms and subject to the conditions of this Agreement, the Seller will take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable law to consummate and make effective the transactions contemplated hereby, including, without limitation, obtaining any releases of Liens (other than Permitted Liens) on the Purchased Assets.

          7.5. Collection of Receivables.

          Subject to Section 3.3, Buyer shall have the right and authority to collect for its own account or the account of its Affiliates all Acquired Receivables after the Closing Date, and the Seller will promptly pay or cause to be paid to Buyer all sums received by the Seller after the Closing in respect of or on account of any Accounts Receivable.

          7.6. Notice of Developments.

          Seller will give prompt notice to Buyer of any material adverse development prior to the Closing which causes a breach in any material respect of any of its representations and warranties in Section 5. No disclosure by Seller pursuant to this Section 7.6, however, shall be deemed to amend or supplement the Schedules or to prevent or cure any material misrepresentation, breach of warranty, or breach of covenant.

          7.7. Current Evidence of Title.

          Seller has furnished to Buyer for the Real Estate from Stewart Title Services (the “Title Insurer”): (a) a title commitment issued by the Title Insurer to insure title to the Real Property

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in the amount of that portion of the Purchase Price allocated to the Real Property, as specified in Section 3.2, covering the Real Property, naming Buyer as the proposed insured and having an effective date after the date of this Agreement, wherein the Title Insurer shall agree to issue an ALTA owner’s policy of title insurance (the “Title Commitment”); and (b) complete copies of all recorded documents listed as Schedule B-1 matters to be terminated or satisfied in order to issue the policy described in the Title Commitment or as special Schedule B-2 exceptions thereunder (the “Recorded Documents”). The Title Commitment shall include the Title Insurer’s requirements for issuing its title policy, which requirements Seller shall use reasonable efforts to satisfy on or before the Closing Date (including those requirements that must be met by Seller releasing or satisfying monetary Liens, but excluding Liens that will remain after Closing and those requirements that are to be met solely by Buyer). The Title Commitment (and the resulting policy) shall delete therefrom the so called “Standard Exceptions” and shall confirm that the policy when issued will include the following special endorsements: ALTA owner’s comprehensive endorsement; access endorsement; creditor’s rights endorsement; ALTA 3.0 zoning endorsement; and owner’s date down endorsement.

          Within five (5) Business Days after the later of the date of Buyer’s receipt of the Title Commitment and all Recorded Documents, and the Survey, Buyer shall give written notice to Seller specifying all matters shown on the Title Commitment which are disapproved by Buyer (any such item shall be referred to herein as a “Title Objection”); provided, however, Buyer shall not disapprove any matter shown on the Title Commitment that involves a Permitted Lien and Buyer and Seller shall cooperate and shall determine a mutually agreeable course of action as to the treatment of any Title Objection. Any Title Objection that the Title Insurer is willing to insure over on terms acceptable to Seller and Buyer is herein referred to as an “Insured Exception.” The Insured Exceptions shall be deemed to be acceptable to Buyer. If Seller is unable or unwilling to cure prior to Closing any Title Objections (other than monetary Liens which Seller agrees it shall satisfy prior to Closing), Seller shall so notify Buyer within ten (10) Business Days after receipt of notice of Buyer’s Title Objections, in which case Buyer shall have the option to accept the conveyance of the Real Property with no adjustment to the Purchase Price (in which case all such uncured Title Objections shall be deemed Permitted Liens) or to terminate this Agreement.

          7.8. Survey.

          Prior to Closing, Buyer shall obtain a survey of the Real Property (the “Survey”) meeting all of the following requirements: prepared to current ALTA/ACSM Land Title standards of an Urban Survey; prepared by a licensed, insured and qualified surveyor selected by Buyer; certified to Buyer, Buyer’s lender(s) and the Title Insurer; including all requirements of Table A, except Item 5 of Table A; showing and disclosing no Defects (as defined below), no encroachments onto the Real Property or over the boundaries of the Real Property, and no easements or other matters that would in any such case affect Buyer’s intended use of the Real Property; and sufficient to remove the standard title exceptions relating to surveys without adding any new exceptions, unless acceptable to Buyer. For purposes of this Agreement, a “Defect” is defined as a condition or conditions, or evidence of a condition or conditions, that: (i) impairs the health or safety of occupants or users of the Real Property; (ii) results in the violation

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in any material respect of any applicable governmental or private law, standard or covenant; or (iii) costs, in the aggregate, an amount in excess of Ten Thousand Dollars ($10,000) to repair, correct and/or remediate. The cost of the Survey shall be shared equally by Buyer and Seller.

          7.9. Exclusivity.

          In consideration of the substantial expenditures of time and expense to be undertaken by Buyer, in connection with the consummation of the transactions contemplated by this Agreement between the date hereof and October 2, 2006, neither Seller, nor its shareholders, agents, representatives, advisors or attorneys shall solicit or receive offers or expressions of interest from any other party to acquire the Business or the Purchased Assets, enter into or continue negotiations regarding the terms of any agreement for the sale of the Business or the Purchased Assets, permit access to the Real Property or provide any information to any third party for purposes of reviewing the Business or the Purchased Assets in connection with the sale the Business or the Purchased Assets, or enter into any oral or written agreements to sell equity interests or assets of the Business or engage anyone to enter into such an agreement.

          7.10. General Public and Products Liability Insurance.

          Seller, in addition to its obligations under Section 7.1, above, shall keep in full force and effect its existing policy or policies of general public liability insurance and products liability insurance with respect to the Business from and after the date of this Agreement. Seller shall also keep such policies in force and effect from and after the Closing Date for a period of six (6) months and shall, at the Closing, provide to Buyer a certificate from the issuer of such policies showing that Buyer has been named as an additional insured on such policies in the event a claim is filed based upon products manufactured, distributed, or sold, or negligence or other acts occurring prior to the Closing Date and as to which Buyer is being pursued by the claimant as a successor to Seller with respect to the Business (or otherwise).

          7.11. Efforts to Perform.

          Seller shall use its commercially reasonable efforts to satisfy the foregoing covenants and the conditions precedent set forth in Section 12 of this Agreement in a timely and expeditious manner.

          7.12. Covenants Relating to Certain Tax Matters.

          (a) Seller shall be responsible to pay all personal property taxes billed against or with respect to any personal property transferred to Buyer during the calendar year 2005 and all prior years. All personal property tax bills received in 2006 shall be deemed attributable to the entire calendar year 2006 and shall be prorated to the Closing Date. If the Closing occurs prior to the receipt of any such tax bill in 2006 and the parties have insufficient information with which reasonably to estimate the amount of such tax bill, then such tax bill shall be deemed to be in the same amount as the comparable tax bill received by Seller in 2005. Any adjustments required by this subparagraph (c) after the

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Closing shall be made by deducting amounts from the Holdback or by Buyer paying an additional amount to Seller, as the case may be.
(b) Buyer shall be responsible to pay any sales or use tax due at the time of the transfer of the certificates of title to any motor vehicles transferred to Buyer at the Closing.

          (c) At the Closing, Seller and Buyer shall each deliver, pursuant to Section 1445(b)(2) of the Code and Treas. Reg. § 1.1445-2(b)(2), a duly executed certification of non-foreign status. Such certification shall conform to the model certification provided in Treas. Reg. § 1.1445-2(b)(2)(iii)(A) or (B), as appropriate.

          7.13. Bulk Transfer Act Compliance.

          Seller shall provide Buyer with Seller’s full cooperation in order to prepare a schedule of the Purchased Assets sufficient to comply with the requirements of the Bulk Transfer Act, and to prepare and deliver any and all notices to creditors required in order to enable Buyer to give notice of this transaction to Seller’s creditors as required in the Bulk Transfer Act.

SECTION 8. ADDITIONAL COVENANTS

          8.1. Confidentiality.

          (a) The Buyer acknowledges that the information provided to it in connection with the transactions contemplated hereby remain subject to the terms of a confidentiality agreement dated May 5, 2006 until the Closing.

          (b) For a period of two (2) years after the Closing, the Buyer will keep confidential and will not use or disclose to any Person any and all confidential information provided to it by the Seller or its Affiliates or their representatives concerning the Seller or its Affiliates or their respective businesses other than information that is included in the Purchased Assets or which relates exclusively to the Business. From and after the Closing, the Seller will keep confidential and will not use or disclose to any Person any and all confidential information that is expressly included in the Purchased Assets and/or which relates exclusively to the Business; provided that the foregoing shall not include financial information relating to historical operations of the Business as necessary in connection with the Seller’s and its Affiliates retained operations.

          8.2. Intangible Property Use Phase-Out.

          (a) Any Retained Intellectual Property included on Packaging or printed advertising and promotional materials, invoices, letterhead, company forms, business cards, product instructions or like materials currently being used by the Business shall be referred to herein as the “Packaging”.

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          (b) Subject to Section 8.2(e), the Buyer, but at Seller’s expense, will remove the Retained Intellectual Property from all buildings, signs and vehicles of the Business within ninety (90) days after the Closing Date.

          (c) The Buyer may use the Packaging or sell any Inventory including any Retained Intellectual Property after the Closing Date (without altering or modifying such Packaging and Inventory), until such Packaging is exhausted, but in no event more than six (6) months after the Closing Date. The Seller and its Affiliates, as applicable, hereby grant to the Buyer a non-exclusive, royalty free, fully paid-up nontransferable, non-sublicensable license to use Retained Intellectual Property on the Packaging in the United States and its territories and possessions during such period as the Packaging is being used up by the Buyer and during the periods set forth in Section 8.3(b) and (c). In the event that the Buyer manufactures or produces products after the Closing Date for use with Packaging, the Buyer will give the Seller prompt notice thereof, and the Seller may reasonably request, and the Buyer will provide, samples of such products to examine and ensure that such products are of a quality level not materially different from the existing Inventory at Closing. In the event that the products used with the Packaging are of materially inferior quality, the Seller may request that the Buyer raise the quality of the products being manufactured for use with the Packaging. If the Buyer has not, within thirty (30) days of such notice by the Seller, provided the Seller with evidence that the quality of its products used in connection with Packaging are substantially similar in level of to the products manufactured prior to Closing, the Buyer will cease to use such Packaging in connection with such products.

          (d) Notwithstanding anything herein to the contrary, the Buyer will not be required at any time to remove the Retained Intellectual Property from schematics, plans, manuals, drawings, machines, machinery and the like of the Business in existence as of the Closing Date to the extent that such instrumentalities are used in the ordinary internal conduct of the Business and are not generally observed by the public or intended for use as means to effectuate or enhance sales.

          8.3. Shared Intellectual Property.

          The Seller shall retain equal rights, title and interest in and to the Shared Intellectual Property and Buyer shall acquire equal rights, title and interest in and to the Shared Intellectual Property. Neither party shall contest or challenge the other party’s ownership interest in the Shared Intellectual Property or assist any third party in bringing such a challenge. Seller and Buyer, in their capacities as co-owners of the Shared Intellectual Property will each have the equal right to use and assign and enjoy all other attributes of ownership of the Shared Intellectual Property.

          8.4. Books and Records.

          From and after the Closing, the parties shall, and shall cause any of their respective Affiliates to, until the third anniversary of the Closing Date, retain all books, records and other

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documents pertaining to the Business in existence on the Closing Date, including, without limitation, all Files and Records and to make the same available for inspection and copying by the other party or any representative of the other party at the expense of the other party during the normal business hours upon reasonable request and upon reasonable notice subject to the confidentiality obligations of the parties under this Agreement and the Confidentiality Agreement. No such books, records or documents shall be destroyed after the third anniversary of the Closing Date by either party or any of its Affiliates, without first advising the other party in writing and giving the other party a reasonable opportunity to obtain possession thereof.

          8.5. Press Release.

          Prior to Closing, the parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other parties hereto, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by law or by the rules of any applicable self-regulatory organization, in which event such party will use its commercially reasonable efforts to allow the other parties hereto reasonable time to comment on such press release or public announcement in advance of its issuance.

          8.6. Efforts to Perform.

          Buyer shall use its commercially reasonable efforts to satisfy its foregoing covenants and the conditions precedent set forth in Section 11 of this Agreement in a timely and expeditious manner.

          8.7. Brokers.

           Seller shall provide notice of termination to all brokers on the Closing Date. Buyer agrees to pay commissions to the brokers at their normal commission rate on sales made by Buyer during the thirty (30) day period beginning as of the Closing Date.

SECTION 9. EMPLOYEE MATTERS

          9.1. Employees.

(a) Termination of Employees. On or prior to the Closing Date, Seller shall have terminated all of the employees of Seller.

          (b) Offers of Employment With Buyer. Buyer has no obligation whatsoever to hire or offer employment to any of Seller’s employees. However, Buyer is free, without obligation, to interview, seek employment applications from, and employ any of

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Seller’s employees, and Seller agrees to assist Buyer in all reasonable respects in connection with Buyer’s efforts to hire any of Seller’s employees as designated by Buyer. Such employees hired by Buyer shall be referred to as “Buyer Employees”.

          (c) Employee Benefit Plans or Other Obligations. Buyer shall not assume, honor, or be obligated to perform, and Seller shall remain solely responsible for, any duties, responsibilities, commitments, or obligations of Seller with respect to any qualified or non-qualified employee benefit plan presently maintained by Seller or for the benefit of Seller’s employees or any Contract or commitment concerning any of Seller’s employees relating to the Business for periods prior to the Closing Date. The terms and conditions of employment, if any, offered by Buyer to any employee of Seller shall be determined by Buyer in its sole discretion. To the extent mandated by applicable law, Seller agrees to provide continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), for any employee who experiences a “Qualifying Event,” as that term is defined in COBRA, on or before the Closing Date. Seller shall satisfy any and all accrued vacation, sick pay, accrued bonus liabilities, and other accrued benefits of the Buyer Employees as of the Closing Date.

          (d) Health Benefits and Workers’ Compensation. Seller shall be liable for the administration and payment of all health and welfare liabilities and benefits with respect to Buyer Employees to the extent resulting from treatments or services rendered through the end of the Closing Date or related to rejected or denied health and welfare benefit claims prior to Closing to the extent they are required to be paid after Closing. Buyer shall be responsible for the administration and payment of all health and welfare liabilities and benefits under Buyer’s benefit programs with respect to Buyer Employees resulting from claims reported following the Closing Date, to the extent resulting from treatments or services after the end of the Closing Date. Seller shall be liable for the administration and payment of all workers’ compensation liabilities and benefits with respect to Buyer Employees to the extent resulting from treatments or services rendered through the Closing Date. Buyer shall be responsible for the administration and payment of all workers’ compensation liabilities and benefits with respect to Buyer Employees resulting from treatments or services after the Closing Date.

SECTION 10. SURVIVAL AND INDEMNIFICATION.

          10.1. Survival of Representations and Warranties.

          All representations and warranties of the Seller and the Buyer in this Agreement or in any instrument delivered pursuant to this Agreement shall be effective as of the date of this Agreement and as of the Closing Date, and shall survive the Closing and continue until the date that is twenty-four (24) months following the Closing Date other than (i) the representations and warranties in Sections 5.2, 5.3, 5.10, 5.12, 5.18, 6.1, 6.2, 6.6 and 6.7, which shall survive indefinitely, (ii) the representations and warranties in Sections 5.13, 5.14, 5.16, 5.24, 5.25 and 5.28 which will terminate upon three (3) years from the Closing Date, and (iii) the representations and warranties in Section 5.7 which shall survive until the date that is five (5)

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years following the Closing Date; provided, that if any claims for indemnification have been asserted with respect to any such representations and warranties prior to the end of such period, the representations and warranties on which any such claims are based shall continue in effect until final resolution of any claims. All covenants and agreements to be performed pursuant to this Agreement shall continue indefinitely, subject to applicable statutes of limitation. Seller’s representations and warranties shall be the joint and several obligation of Value America and Eskimo Pie.

          10.2. Indemnification by the Seller.

          Notwithstanding the Closing or the delivery of the Purchased Assets and regardless of any investigation at any time made by or on behalf of the Buyer, the Seller shall indemnify and fully defend, save and hold the Buyer, any Affiliate of the Buyer and its owners, directors, officers, managers, agents, employees, successors and assigns (the “Buyer Indemnitees”), harmless if any Buyer Indemnitee shall at any time or from time to time suffer any demand, claim, damage, liability, loss, cost, expense (including all reasonable attorneys’ fees and expenses of investigation), deficiency, interest, penalty, impositions, assessments or fines (collectively, “Losses”) to the extent arising out of or resulting from, any one or more of the following:

(a) any untruth or inaccuracy in any representations of the Seller or the breach of any warranty of the Seller contained in this Agreement or the Transaction Documents;

          (b) any failure of the Seller to duly perform or observe any term, provision, covenant, agreement contained herein or the Transaction Documents on the part of the Seller to be performed or observed; and

(c) any claim or cause of action by any party against any Buyer Indemnitee to the extent arising out of or related to the Excluded Liabilities.

10.3. Limitations on Indemnification by Seller.

(a) The indemnification obligations of the Seller pursuant to Section 10.2(a) shall be limited as follows:

The Seller shall have no obligation to provide any indemnification until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to Section 10.2(a) exceeds Fifty Thousand Dollars ($50,000) (the “Threshold Amount”), and then only to the extent such aggregate amount exceeds such Threshold Amount;

The Seller shall not be obligated to indemnify any Buyer Indemnitees pursuant to Section 10.2(a) for any amount of indemnifiable Losses in excess of One Million Dollars ($1,000,000) except for breaches of Sections 5.10 and 5.12 which such maximum amount

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will be 100% of Purchase Price in the aggregate (the “Maximum Amount”).

               Notwithstanding anything herein to the contrary, the limitations set forth in Section 10.3(a) shall not apply to or with respect to claims for with respect to the representations and warranties set forth in Sections 5.16 and 5.28, the covenants set forth in Section 7.10 and 7.12, any Excluded Liabilities under Section 2.2(b), or claims for fraud or intentional breach.

          (b) Payments pursuant to Section 10.2 shall be further limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity distribution or other similar payment actually received by Buyer Indemnitees from any third party with respect thereto (less any out of pocket costs or expenses resulting therefrom, including any increase in premiums directly attributable to the matter that is the subject of the claim for indemnification). A Buyer Indemnitee shall exhaust all of its remedies against applicable insurers, indemnitees or contributors or any other party prior to seeking indemnification hereunder. The amount of Losses otherwise recoverable under Section 10.2(a) shall be adjusted to the extent to which any federal, state, local or foreign tax liabilities or benefits are actually realized by the Buyer Indemnitees by reason of any Losses or indemnity payment hereunder in the year of the Loss.

          (c) No Buyer Indemnitee shall be entitled to any indemnification hereunder with respect to any breach of any representation, warranty or covenant with respect to which (i) any owner, manager, director, officer, employee, representative or agent of Buyer had actual knowledge, at any time prior to the Closing, of such breach, that such breach was threatened or of the events, circumstances or conditions constituting or resulting in such breach, or (ii) to the extent Buyer or such Buyer Indemnitee could have, with reasonable efforts, mitigated or prevented the Buyer Losses with respect to such breach.

          (d) Notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Buyer or a Buyer Indemnitee, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

          (e) Neither the Seller nor any of its Affiliates shall have any liability under any provision of this Agreement for any consequential, exemplary or punitive damages or any multiple of damages or diminution in value. Buyer and each Buyer Indemnitee, shall take all reasonable steps to mitigate Buyer Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to such Buyer Losses.

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          (f) Any actual indemnity payment under Section 10.2 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

          10.4. Procedures for Indemnification.

          The Buyer Indemnitees and Seller Indemnitees shall be referred to in this Section 10.4 as the “Indemnitees”. Indemnitees shall give the party against whom indemnification is sought pursuant to this Section 10 (the “Indemnifying Person”) prompt notice of any written claim, demand, assessment, action, suit or Proceeding to which the indemnity set forth in this Section 10 applies. If the document evidencing such claim or demand is a court pleading, the Indemnitee shall give such notice, including a copy of such pleading, within seven (7) days of receipt of such pleading, otherwise, the Indemnitee shall give such notice within thirty (30) days of the date it receives written notice of such claim. Failure to give timely notice of a matter which may give rise to an indemnification claim shall not affect the rights of the Indemnitee to collect such Loss from the Indemnifying Person so long as such failure to so notify does not materially adversely affect the Indemnifying Person’s ability to defend such Loss against a third party.

          If the Indemnitee’s request for indemnification arises from the claim of a third party, the Indemnifying Person may, at its option, assume control of the defense of any such claim, or any litigation resulting from such claim so long as (a) the Indemnifying Person gives written notice to the Indemnitee within twenty (20) days after the Indemnitee has given notice of the third party claim that the Indemnifying Person will indemnify the Indemnitee from and against the entirety of any and all Losses the Indemnitee may suffer resulting from, arising out of, relating to, in the nature of, or caused by the third party claim, (b) the Indemnifying Person provides the Indemnitee with evidence reasonably acceptable to the Indemnitee that the Indemnifying Person will have adequate financial resources to defend against the third party claim and fulfill its indemnification obligations hereunder, (c) the third party claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnitee, (d) the Indemnitee has not been advised in writing by counsel that an actual or potential conflict exists between the Indemnitee and the Indemnifying Person in connection with the defense of the third party claim, (e) settlement of, an adverse judgment with respect to or the Indemnifying Person’s conduct of the defense of the third party claim is not, in the good faith judgment of the Indemnitee, likely to be adverse to the Indemnitee’s reputation or continuing Business interests (including its relationships with current or potential customers, suppliers or other parties material to the conduct of its Business) and (f) the Indemnifying Person conducts the defense of the third party claim actively and diligently. The Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of the third party claim; provided, however, that the Indemnifying Person will pay the reasonable fees and expenses of separate co-counsel retained by the Indemnitee that are incurred prior to Indemnifying Person’s assumption of control of the defense of the third party claim.

          Failure by the Indemnifying Person to notify the Indemnitee of its election to defend a complaint by a third party within twenty (20) days shall be a waiver by the Indemnifying Person

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of its right to respond to such complaint and within thirty (30) days after notice thereof shall be a waiver by the Indemnifying Person of its right to assume control of the defense of such claim or action. If the Indemnifying Person assumes control of the defense of such claim or litigation resulting therefrom, the Indemnifying Person shall take all reasonable steps necessary in the defense or settlement of such claim or litigation resulting therefrom. The Indemnifying Person shall not, in the defense of such claim or litigation, consent to entry of any judgment against any Indemnitee or enter into any settlement, involving any Indemnitee, except in either case with written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed. The Indemnitee shall furnish the Indemnifying Person in reasonable detail all information the Indemnitee may have with respect to any such third-party claim and shall make available to the Indemnifying Person and its representatives all records and other similar materials which are reasonably required in the defense of such third-party claim and shall otherwise cooperate with and assist the Indemnifying Person in the defense of such third-party claim.

          If the Indemnifying Person does not assume control of the defense of any such third-party claim or litigation resulting therefrom, the Indemnitee may defend against such claim or litigation in such manner as it may reasonably deem appropriate, and the Indemnifying Person shall indemnify the Indemnitee from any Loss indemnifiable under Section 10 incurred in connection therewith. The Indemnifying Person shall not be obligated to the Indemnitee for any settlement or consent to a stay of judgment made by any Indemnitee if such settlement or consent is entered into without the prior written consent of the Indemnifying Person which consent shall not be unreasonably withheld or delayed.

          If the Indemnitee should have a claim against the Indemnifying Person that does not involve a third party claim, the Indemnitee shall deliver a notice of such claim to the Indemnifying Person. If the Indemnifying Person notifies the Indemnitee that it does not dispute the claim described in such notice or fails to notify the Indemnitee within thirty (30) days after delivery of such notice by the Indemnitee whether the Indemnifying Person disputes the claim described in such notice, the Loss in the amount specified in the Indemnitee’s notice will be conclusively deemed a liability of the Indemnifying Person and the Indemnifying Person shall pay the amount of such Loss to the Indemnitee on demand. If the Indemnifying Person has timely disputed its liability with respect to such claim, a senior executive of each of the Indemnifying Person and the Indemnitee with full negotiating authority will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through the negotiations of such executives within sixty (60) days after the delivery of the Indemnitee’s notice of such claim, such dispute shall be resolved fully and finally by a court of competent jurisdiction.

          10.5. Indemnification by the Buyer.

          Notwithstanding the Closing or the delivery of the Purchased Assets, the Buyer shall indemnify and fully defend, save and hold the Seller, any other Affiliate of the Seller, and its shareholders, directors, officers, agents, employees, successors and assigns (the “Seller Indemnitees”), harmless if any Seller Indemnitee shall at any time or from time to time suffer any Losses arising out of or resulting from, or shall pay or become obligated to pay any sum on account of, any one or more of the following:

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(a) any untruth or inaccuracy in any representation of the Buyer or the breach of any warranty of the Buyer contained in this Agreement or the Transaction Documents;

          (b) any failure of the Buyer to duly perform or observe any term, provision, covenant, agreement or condition contained in this Agreement or the Transaction Documents on the part of the Buyer to be performed or observed; and

          (c) any claim or cause of action by any party against any Seller Indemnitee to the extent arising out of or related to the Assumed Liabilities or the operation of the Business by the Buyer on or after the Closing Date.

          10.6. Limitations on Indemnification by Buyer.

          (a) Payments pursuant to Section 10.5(a) shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity distribution or other similar payment actually received by Seller Indemnitees from any third party with respect thereto. A Seller Indemnitee shall exhaust all of its remedies against applicable insurers, Indemnitees or contributors or any other party prior to seeking indemnification hereunder. The amount of Losses otherwise recoverable under Section 10.5(a) shall be adjusted to the extent to which any federal, state, local or foreign tax liabilities or benefits are realized by the Seller Indemnitees by reason of any Losses or indemnity payment hereunder.

          (b) Notwithstanding anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Seller or a Seller Indemnitee, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

          (c) Neither the Buyer nor any of its Affiliates shall have any liability under any provision of this Agreement for any consequential, exemplary or punitive damages or any multiple of damages (other than such damages for the benefit of a third party).

          (d) Any actual indemnity payment under Section 10.5 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

          10.7. Successors and Assigns.

          All of the rights and obligations of the Seller and the Buyer pursuant to this Section 10 shall survive any sale, assignment or other transfer by the Buyer of title to or interest in any of the Purchased Assets or any part thereof and shall apply to and bind each and every successor and assign of the Buyer to any of the Purchased Assets.

          10.8. Remedies Exclusive.

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(a) The Buyer hereby acknowledges and agrees that prior to the Closing, Buyer shall have no right or remedy to take any action in respect of, and the Seller shall have no liability to Buyer in respect of, any breach by the Seller of any of its representations or warranties contained herein or a material failure to comply with any of its covenants, conditions or agreements contained herein, except (i) to terminate this Agreement pursuant to Section 13.1 hereof, in which event, the Seller shall thereupon have no obligation or liability to the Buyer whatsoever hereunder or (ii) seek specific performance or injunctive relief.

(b) From and after the Closing, the rights of the parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Section 10, and such indemnification rights shall be the exclusive remedies of the parties subsequent to the Closing Date with respect to this Agreement except for remedies for fraud or specific performance, injunctive or other equitable relief. To the maximum extent permitted by law, the parties hereby waive all other remedies for breach of this Agreement and/or the representations, warranties and covenants in this Agreement, whether under any laws, at common law or otherwise.

          10.9. Adjustments to Purchase Price.

          Any payment made under this Section 10 shall be treated as an adjustment to the Purchase Price for all Tax purposes.

          10.10. Materiality.

          Any qualifications in the representations, warranties and covenants with respect to a Material Adverse Effect, materiality, material or similar terms will not have any effect with respect to the calculation of the amount of any Losses or the application of the Threshold Amount pursuant to Section 10.3(a)(i).

SECTION 11. CONDITIONS TO THE OBLIGATIONS OF SELLER.

          The obligations of the Seller to consummate the transactions contemplated by the Transaction Documents are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by the Seller in its sole discretion:

          11.1. Representations and Warranties of the Buyer.

          Each of the representations and warranties made by the Buyer in Section 6 of this Agreement shall be true and correct in all material respects on and as of the Closing Date; provided that any representation or warranty qualified by materiality shall be true and correct in all respects, and the Seller shall have received a certificate dated the Closing Date and signed by a duly authorized representative of/the Buyer to that effect.

          11.2. Performance of the Obligations of the Buyer.

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          The Buyer shall have performed in all material respects all obligations, covenants, conditions and agreements required under this Agreement to be performed by it on or before the Closing Date, and the Seller shall have received a certificate dated the Closing Date and signed by a duly authorized representative of the Buyer to that effect.

          11.3. Consents and Approvals.

          The consents, waivers, authorizations and approvals of any Governmental Authority or regulatory authority, domestic or foreign, and of any other Person as identitied by Buyer prior to Closing (the “Material Consents”) shall have been duly obtained and shall be in full force and effect on the Closing Date.

          11.4. No Violation of Orders.

          No preliminary or permanent injunction or other order issued by any court or other Governmental Authority or regulatory authority, domestic or foreign, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any Governmental Authority or regulatory authority, domestic or foreign, that declares any of the Transaction Documents invalid or unenforceable in any respect or which prevents the consummation of the transactions contemplated hereby shall be in effect.

          11.5. Buyer Closing Deliverables.

          The Buyer shall have executed and/or delivered, or shall have caused to be executed and/or delivered, the following:

(a) the Purchase Price, less the Holdback and the Section 3.6 credit, shall be delivered to Seller in accordance with Section 3.1;

(b) the Warranty Bill of Sale and Assignment of the Purchased Assets shall be executed and delivered by Buyer;

(c) a certified copy of the resolutions adopted by the members and managers of Buyer authorizing the purchase of the Purchased Assets in accordance with this Agreement shall be delivered to Seller;

(d) a good standing certificate for Buyer issued by the State of Michigan shall be delivered to Seller;

(e) the Noncompetition Agreement, duly executed by Buyer, shall be delivered to Seller in the form of Schedule 11.5(e);

(f) the Escrow Agreement shall be executed by Buyer and the Holdback Amount shall be delivered to the escrow agent thereunder;

38

(g) the opinion of Buyer’s attorney that all necessary action for the due authorization of this Agreement and the other Transaction Documents by Buyer has been taken, shall be delivered to Seller;

(h) Buyer shall execute and deliver to Seller a document identifying the Acquired Receivables;

          (i) Buyer shall execute and deliver to Seller a Closing Statement which shall prorate as of the Closing Date such items as are customarily prorated between buyers and sellers of assets similar to the Purchased Assets within the county in which the Facility is situated, including but not limited to the following: (i) real estate and personal property taxes (which shall be prorated based upon the latest available tax information, whether for the current or preceding year, subject to adjustment when the actual tax bills for the year of Closing are available; (ii) all utility charges, including but not limited to electricity, gas, water, sewer, cable and telephone (which shall be determined by actual meter readings if available; otherwise they shall be estimated on the basis of the last billing available from the respective utilities); (iii) liabilities under all service, maintenance, leasing, management and similar contracts that will continue after Closing (which shall be prorated based upon work performed and actual expenses incurred), and (iv) fees and other charges for licenses and Permits assigned by Seller to Buyer;

          (j) any and all other agreements, certificates, instruments and other documents required to be executed and/or delivered by Buyer at Closing under this Agreement shall be executed and/or delivered as required.

SECTION 12. CONDITIONS TO THE OBLIGATIONS OF BUYER.

          The obligations of the Buyer to consummate the transactions contemplated by the Transaction Documents are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by the Buyer in its sole discretion:

          12.1. Representations and Warranties of the Seller.

          Each of the representations and warranties made by the Seller in Section 5 of this Agreement shall be true and correct in all material respects; provided that any representation or warranty qualified by materiality shall be true and correct in all respects on and as of the Closing Date, and the Buyer shall have received from the Seller a certificate dated the Closing Date and signed by an officer of the Seller to that effect.

          12.2. Performance of the Obligations of the Seller.

          The Seller shall have performed in all material respects all obligations, covenants, conditions and agreements required under this Agreement to be performed by Seller on or before the Closing Date, and the Buyer shall have received from Seller a certificate dated the Closing Date and signed by an officer of the Seller to that effect.

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          12.3. Consents and Approvals.

          The Material Consents shall have been duly obtained and shall be in full force and effect on the Closing Date.

          12.4. No Violation of Orders.

          No preliminary or permanent injunction or other order issued by any court or other Governmental Authority or regulatory authority, domestic or foreign, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any Governmental Authority or regulatory authority, domestic or foreign, that declares any of the Transaction Documents invalid or unenforceable in any respect or which prevents the consummation of the transactions contemplated hereby shall be in effect.

          12.5. Seller Closing Deliverables.

          The Seller shall have executed and/or delivered, or shall have caused to be executed and/or delivered, the following:

(a) Seller shall deliver to Buyer the Files and Records forming a part of the Purchased Assets;

(b) Seller shall execute and deliver to the Buyer a warranty deed in the form to be prepared by Buyer’s counsel, and a transfer tax return in respect of the conveyance of the Real Property;

(c) Seller shall deliver to the Buyer copies of the executed consents, waivers and approvals specified on Schedule 2.2(c), or required to transfer to Buyer any of the Purchased Assets;

(d) Seller shall execute and deliver to the Buyer a Bill of Sale and Assignment of the Purchased Assets, duly executed by the Seller, in the form attached hereto as Schedule 12.5(d);

          (e) Seller shall deliver to the Buyer a certified copy of the resolutions adopted by the Board of Directors of Seller, Integrated Brands, Inc. and Coolbrands International, Inc. authorizing the sale of the Purchased Assets in accordance with this Agreement;

(f) Seller shall deliver to Buyer a good standing certificate for Seller issued by the Secretary of State of the State of Virginia;

(g) Seller, Integrated Brands, Inc. and Coolbrands International, Inc. shall execute and deliver to Buyer the Noncompetition Agreement;

(h) Seller shall deliver to Buyer physical possession and control of the Purchased Assets;

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(i) Seller shall deliver to Buyer UCC-3 Financing Statements, discharges and releases, releasing all Liens (other than Permitted Liens) on the Purchased Assets;

(j) the opinion of Seller’s attorney that all necessary action for the due authorization of this Agreement and the other Transaction Documents by Seller has been taken, shall be delivered to Buyer;

          (k) Seller shall deliver a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under Treasury Regulations issued pursuant to Section 1445 of the Code, stating that Seller is not a “foreign person” as defined in Section 1445 of the Code;

(l) Seller shall cause the title insurance policy with respect to the Real Property to be issued in accordance with the Title Commitment, and shall pay the required premium;

          (m) Seller shall execute and deliver to Buyer such other vehicle certificates, endorsements, assignments and other instruments of conveyance reasonably acceptable to Buyer that shall be necessary and sufficient to transfer title to the remaining Purchased Assets to Buyer;

(n) Seller shall deliver to Buyer documentation evidencing that Buyer has terminated all of its employee with respect to the Business, as required by this Agreement;

          (o) Seller shall execute and deliver to Buyer a Closing Statement which shall prorate as of the Closing Date such items as are customarily prorated between buyers and sellers of assets similar to the Purchased Assets within the county in which the Facility is situated, including but not limited to the following: (i) real estate and personal property taxes (which shall be prorated based upon the latest available tax information, whether for the current or preceding year, subject to adjustment when the actual tax bills for the year of Closing are available; (ii) all utility charges, including but not limited to electricity, gas, water, sewer, cable and telephone (which shall be determined by actual meter readings if available; otherwise they shall be estimated on the basis of the last billing available from the respective utilities); (iii) liabilities under all service, maintenance, leasing, management and similar contracts that will continue after Closing (which shall be prorated based upon work performed and actual expenses incurred), and (iv) fees and other charges for licenses and Permits assigned by Seller to Buyer

(p) Seller shall execute and/or deliver to Buyer all other agreements, certificates, instruments and other documents required of Seller at Closing under this Agreement.

          12.6. Title Insurance.

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          Buyer shall have received an unconditional and binding commitment to issue a policy of title insurance consistent with Section 7.7, dated the Closing Date, in an aggregate amount equal to the amount of the Purchase Price allocated to the Real Property pursuant to Section 3.2 and, to the extent required by Section 7.7, deleting all requirements listed in ALTA Schedule B-1, amending the effective date to the date and time of recordation of the warranty deed transferring title to the Real Property to Buyer with no exception for the gap between Closing and recordation, deleting or insuring over Title Objections as required pursuant to Section 7.7, attaching all endorsements reasonably required by Buyer in order to ensure provision of all coverage required pursuant to Section 7.7. Seller shall pay the cost of the title policy.

          12.7. Survey.

          Buyer shall have obtained the Survey as contemplated by Section 7.8.

          12.8. Satisfactory Due Diligence Review.

          Buyer shall have been afforded the opportunity to conduct such due diligence review as is otherwise specifically contemplated by this Agreement. Said due diligence review will be deemed satisfactory, unless objections based thereon are received prior to September 15, 2006 or October 2, 2006 if the Closing Date has been extended to such date.

          12.9. No Casualty.

          Prior to the Closing Date, Seller shall not have incurred, or been threatened with, a material liability or casualty that would materially impair the value of the Purchased Assets or the Real Property.

          12.10. Termination of Employees.

          On or before the Closing Date, Seller shall have terminated all of the employees of the Business as discussed elsewhere in this Agreement.

          12.11. Taxes.

          Prior to the Closing, Seller shall furnish to Purchasers evidence from the Wisconsin Department of Revenue for withholding taxes, sales and use taxes, unemployment taxes, and income taxes showing all such taxes which are due and owing have been paid to the Closing Date.

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          12.12. Environmental Investigation.

          As further discussed herein, Buyer shall have received, at its cost and expense, written reports of the site assessments and environmental audits, prepared by an independent, competent, and qualified engineer, that in their scope, form, and substance are satisfactory to Buyer. Buyer shall also receive, at its cost and expense, updates it deems necessary or appropriate. Buyer shall be satisfied, in its sole and absolute discretion, that there will not be at and after the Closing any basis for the imposition on Buyer of any liability under any Environmental Laws. Any reports prepared for Buyer shall be delivered to Seller.

          12.13. Financing.

          Buyer shall have consummated its financing for this transaction through Chase Bank.

          12.14. Bulk Transfer Act Compliance.

          Buyer shall be reasonably satisfied that Seller has complied with the Bulk Transfer Act in all material respects.

SECTION 13. TERMINATION

          13.1. Termination.

          This Agreement may be terminated:

(a) at any time, by the mutual written consent of the Seller and Buyer;

          (b) by the Seller, if it is not then in material breach of any term of this Agreement, upon written notice to Buyer, upon a material breach of any representation, warranty or covenant of Buyer contained in this Agreement, provided that such breach is not capable of being cured or has not been cured within thirty (30) days after the giving of notice thereof by the Seller to Buyer;

          (c) by Buyer, if it is not then in material breach of any term of this Agreement, upon written notice to the Seller, upon a material breach of any representation, warranty or covenant of the Seller contained in this Agreement, provided that such breach is not capable of being cured or has not been cured within thirty (30) days after the giving of notice thereof by Buyer to the Seller; and

          (d) by Buyer or the Seller at any time after October 2, 2006, if the Closing has not occurred as of such date and the party seeking termination is not then in material breach of any of the terms of this Agreement.

          13.2. Effect of Termination.

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          In the event of termination of this Agreement as provided in Section 13.1, this Agreement shall forthwith become void and there shall be no further liability or obligations hereunder on the part of any party hereto or their respective Affiliates except for the obligations of the parties pursuant to this Section 13.2 and Section 13; provided, however, that nothing herein shall relieve either party from liability for fraud or any willful breach of this Agreement existing at the time of such termination.

          13.3. Waiver.

          At any time prior to the Closing, Buyer and the Seller may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Waiver of any term or condition of this Agreement by a party shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition by such party, or a waiver of any other term or condition of this Agreement by such party.

SECTION 14. MISCELLANEOUS.

          14.1. Successors and Assigns.

          Except as permitted below, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by operation of law or otherwise by the parties hereto. Any assignment in violation of the preceding sentence will be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Notwithstanding the foregoing, Buyer may assign all or any part of its right and obligations hereunder, provided Buyer remains liable for all such obligations.

          14.2. Governing Law; Jurisdiction.

          This Agreement will be governed by, and construed in accordance with, the internal laws of the State of Wisconsin regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

          14.3. Expenses.

          Except as otherwise provided herein, each of the parties hereto shall pay its own expenses in connection with this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, including, without limitation, any legal and accounting fees, whether or not the transactions contemplated hereby are consummated. No fees or expenses of the Seller incurred in connection with the transaction contemplated herein shall be included in the Assumed Liabilities.

44

          14.4. Transfer Taxes.

          All transfer and documentary Taxes and related fees (including any penalties, interest and additions to Tax) incurred in connection with this transaction shall be paid by Seller. Seller and Buyer shall cooperate in timely making all filings, returns, reports and forms, as may be required to comply with the provisions of such tax laws. Buyer and Seller shall also cooperate in providing each other with appropriate resale exemption certifications and other similar tax and fee documentation.

          14.5. Severability.

          In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

          14.6. Notices.

          All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally, sent by overnight courier (providing proof of delivery), or via facsimile to the parties at the following addresses (or at such other address for a party as specified by like notice):

If to the Seller:

Eskimo Pie Corporation
c/o Integrated Brands Inc.
4175 Veterans Highway
Ronkonkoma, NY 11779
Attention: David J. Stein
Fax: (631) 737-9792

Copy to:

Hanson Bridgett
425 Market Street – 26th Floor
San Francisco, CA 94105
Attn: Vicki L. Randall, Esq.
Fax: (212) 355-3333

If to the Buyer:

Denali New Berlin, LCC and Denali Ingredients, LLC
4666 Leighton Lakes Drive
Wayland, MI 49348
Attn: Neal Glaeser

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Fax: (616) 877-4558

Copy to:

Foster, Swift, Collins & Smith, P.C.
1700 East Beltline NE – Suite 200
Grand Rapids, MI 49525
Attn: Lynwood P. VandenBosch, Esq.
Fax: (616) 726-2299

Any party may change its address for the purpose of this Section by giving the other party written notice of its new address in the manner set forth above.

          14.7. Amendments; Waivers.

          This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the parties hereto, or in the case of a waiver, by the party waiving compliance. Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as further or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

          14.8. Entire Agreement.

          This Agreement and the Schedules hereto and the Transaction Documents contain the entire understanding between the parties hereto with respect to the transactions contemplated hereby and thereby and supersedes and replaces all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All Schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

          14.9. Parties in Interest.

          Nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the Seller and the Buyer and their respective successors and permitted assigns. Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to the Seller or the Buyer. No provision of this Agreement shall give any third Persons any right of subrogation or action over or against the Seller or the Buyer.

          14.10. Section and Paragraph Headings.

          The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

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          14.11. Mutual Drafting.

          The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

          14.12. Further Assurances.

          From and after the Closing, as and when requested by any party, each party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, at the requesting party’s expense, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.

          14.13. Counterparts.

          This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument. Signatures transmitted electronically or by facsimile shall have the same legal and binding effect as original signatures.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

ESKIMO PIE CORPORATION

By:

	Name:	David J. Stein
	Title	President:

DENALI NEW BERLIN, LLC

By:

	Name:	Neal Glaeser
	Title:	President

DENALI INGREDIENTS, LLC

By:

Name: Neal Glaeser
Title: President

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SCHEDULES TO

ASSET PURCHASE AGREEMENT
BETWEEN
ESKIMO PIE CORPORATION
AND
DENALI NEW BERLIN, LLC
AND
DENALI INGREDIENTS, LLC

Schedule 2.2 (a)(iii))

Contracts being assumed by Buyer

1.	Aramark Uniform Services, Service Agreement, dated 9/25/03*

2.	Aramark Uniform Services, Service Agreement, dated 6/9/99*

3.	Pitney Bowes Credit Corporation, dated 3/22/2002*

4.	Alarmnet Radio Communications Agreement, dated 7/1/00*

5.	United Scale & Engineering Corporation, Inspection Agreement, dated 3/3/03*

6.	Mermaid, Water Services Agreement, dated 5/22/98*

7.	Crawford & Associates, Broker Agreement, dated 1/16/06 (Buyer’s obligations shall be limited to those set out in Section 8.7)*

8.	USFilter, Purchase Order Renewal, dated 2/24/06*

9.	Sharp Equipment Lease Agreement, dated 3/30/06*

10.	Toner Sales & Services, Inc., Maintenance Agreement*

11.	Toner Sales & Services, Inc., Equipment Lease*

12.	Honeywell Protection Services Division, Installation and Service Agreement, No. 718-83431-81, ongoing

13.	Waste Management of Wisconsin, Incorporated, Service Agreement, Non-Hazardous Wastes, No. 0951586, dated 12/31/00*

14.	Waste Management, Inc., Service Agreement, Non-Hazardous Wastes, dated 5/11/04

15.	Crystal Clean, price quote, dated 8/23/01*

16.	JBA Enterprises, Snow Removal Agreement, expires 09/07 (copy not found on data site)

17.	Bickler Landscape, Lawn Care Agreement, expired (copy not found on data site)

18.	City Water International, Drinking Water Filters, ongoing (copy not found on data site)

19.	Wil Kil, Pest Control, ongoing (copy not found on data site)

20.	bioMerieux, MiniVdas Maintenance, ongoing (copy not found on data site)

21.	Hammons Products Company, Sales Contract, dated 2/13/05, Contract #14646*

22.	Safeway Inc. Award Letter, dated April 5, 2004*

23.	Oral contract between The Zipp Manufacturing Company and Paris Foods for 1.5 loads of strawberries*

Schedules to APA dated September 1, 2006	2

24.	Commodity Contracts as follows:

Item No.	Description	Price	Balance (lbs)	PO	Vendor
120020000	76 Coconut Oil	0.395	1,299,740	4008	C&T
122000000	Corn Syrup	0.128	1,753,980	4022	Indiana Sugars
122000000	Corn Syrup	0.128	1,553,920	4023	Corn Products
122050000	Granulated Sugar	0.415	389,500	4089	Chicago Sweeteners
122090000	6X Sugar	0.405	777,600	4087	Indiana Sugars
122090000	6X Sugar	0.405	691,300	4088	Chicago Sweeteners
122190000	High Fructose	0.1165	321,490	4024	Corn Products
126010000	Natural Cocoa	0.73	124,100	3428	Gerkens Cocoa
126260000	Red Dutch Cocoa	0.755	149,900	3429	Gerkens Cocoa
126310000	Light Dutch Cocoa	0.81	42,100	3430	Gerkens Cocoa

25.	Seller may have written or oral commission/brokerage agreements with the following brokers (Buyer’s obligations shall be limited to those set out in Section 8.7):

Classic Sales
Foothills Sales
Gibson
Halverson
Inserco
Lalor Latimer
Malcom Crawford
MPC DairycorNPM Sales No Ca
Pratt Ent.
South East

Schedules to APA dated September 1, 2006	3

Schedule 2.2(c)

Non-Assignable Contracts

The contracts marked with an asterisk (“*”) on Schedule 2.2(a)(iii) are either not assignable to Buyer or are silent as to assignment.

Schedules to APA dated September 1, 2006	4

Schedule 3.4(a)

Escrow Agreement

ESCROW AGREEMENT

          This ESCROW AGREEMENT (this “Escrow Agreement”) is made and entered into as of ________________, 2006 by and among Denali Ingredients, L.L.C., a Michigan limited liability comapny (“Acquiror”), Eskimo Pie Corporation, a Virginia corporation (“Seller”), and U.S. Bank, National Association, a banking association (the “Escrow Agent”), as escrow agent.

          Capitalized terms used but not otherwise defined in this Escrow Agreement shall have the meanings ascribed to such terms in the Asset Purchase Agreement (as defined below).

RECITALS

          WHEREAS, Acquiror and Seller have entered into an Asset Purchase Agreement dated as of the date hereof (the “APA”);

          WHEREAS, in accordance with the APA, the parties desire to establish an escrow to provide a mechanism through which Acquiror may seek indemnification from the Sellers for any Damages they sustain or incur;

          WHEREAS, the Escrow Agent is willing to act as the escrow agent under this Escrow Agreement to hold the aggregate amount of Seven Hundred Fifty Thousand Dollars ($750,000), along with any interest accumulated thereon, and as adjusted for any deliveries of such monies made pursuant to this Agreement (collectively, the “Escrow Funds”) in an escrow account (the “Escrow Account”); and

          WHEREAS, pursuant to the terms of the APA, the parties have agreed to enter into this Escrow Agreement.

AGREEMENT

          NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and agreements set forth in this Escrow Agreement and the APA, the parties hereto agree as follows:

SECTION 1.

ESCROW PROVISIONS

Schedules to APA dated September 1, 2006	5

          1.1. Establishment of Escrow Fund. Simultaneously with the execution of this Escrow Agreement, Acquiror has delivered the Escrow Funds to Escrow Agent to be held in the Escrow Account. Absent joint written direction from Acquiror and Seller to the contrary, the Escrow Funds shall be invested in a U.S. Bank Money Market Account and any interest paid on the Escrow Account shall become a part thereof. Any interest paid on the Escrow Account shall be paid and distributed to Acquiror or Seller, on a pro-rata basis, whenever principal is distributed hereunder. The Escrow Funds shall be held by the Escrow Agent in escrow subject to the terms and conditions hereinafter set forth.

          1.2. Rights of Seller. No Escrow Funds or any interest therein may be pledged, sold, assigned or transferred, including by operation of law, by Acquiror or Seller or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of Acquiror or Seller, prior to the delivery to Acquiror or Seller of Acquiror’s or Seller’s respective portion of the Escrow Funds as provided herein, unless specifically agreed to in writing by all other parties hereto, other than Escrow Agent.

          1.3. Indemnification; Notice of Claim. Upon receipt by the Escrow Agent on or before the termination of the Escrow Period (defined below) of a certificate signed by any officer of Acquiror (an “Officer’s Certificate”) stating that Losses (as defined in the APA) exist with respect to the indemnification obligations of Seller set forth in § 10 of the APA, and specifying in reasonable detail the individual items of such Damages included in the amount so stated, the date each such item was paid, or properly accrued or arose, and the nature of the misrepresentation, breach of warranty, covenant or claim to which such item is related, the Escrow Agent shall, subject to the provisions of Section 1.5 below, deliver to Acquiror out of the Escrow Account, as promptly as practicable, Escrow Funds held in the Escrow Account having a value equal to such Losses.

          1.4. Withdraw of Holdback Funds. In addition, upon receipt by the Escrow Agent on or before the termination of the Escrow Period (defined below) of a certificate signed by any officer of Acquiror (an “Officer’s Certificate”) stating that Acquiror is entitled to withdraw from the Escrow Fund with respect to the Holdback terms and Post Closing Purchase Price Adjustments set forth in § 3.4 of the APA, and specifying in reasonable detail the individual items thereof, the Escrow Agent shall, subject to the provisions of Section 1.5 below, deliver to Acquiror out of the Escrow Account, as promptly as practicable, Escrow Funds held in the Escrow Account having a value equal to such Purchase Price reduction.

          1.5. Objection to Claim.

                    1.5.1. Written Objection. At the time of delivery of any Officer’s Certificate to the Escrow Agent, Acquiror shall deliver a duplicate copy of such Officer’s Certificate to Seller. For a period of thirty (30) days after such delivery, the Escrow Agent shall make no delivery of Escrow Funds unless the Escrow Agent shall have received written authorization from Seller to make such delivery. After the expiration of such thirty (30) day period, the Escrow Agent shall make delivery of the Escrow Funds from the Escrow Account in the amount specified in the Officer’s Certificate, provided that no such payment or delivery may be made if Seller shall object in a written statement to the claim made in the Officer’s Certificate, and such statement

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shall have been delivered to the Escrow Agent and to Acquiror prior to the expiration of such thirty (30) day period.

                    1.5.2. Acquiror Response. In case Seller shall so object in writing to any claim or claims by Acquiror (or portion(s) thereof) made in any Officer’s Certificate, Acquiror shall have thirty (30) days to respond in a written statement to the objection of Seller. If after such thirty (30) day period there remains a dispute as to any claims, Seller and Acquiror shall attempt in good faith for sixty (60) days to agree upon the rights of the respective parties with respect to each of such claims. If Seller and Acquiror should so agree, a memorandum setting forth such agreement shall be prepared and signed by the parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the Escrow Funds from the Escrow Account in accordance with the terms thereof. If in the event Seller and Acquiror are not able to so agree, they shall resolve such dispute in accordance with the terms set forth in § 1.5(c) herein. The Escrow Agent shall be entitled to rely upon any arbitration award resolving the dispute and shall distribute the Escrow Funds from the Escrow Account in accordance with the terms thereof.

                    (c) Mediation and Arbitration Agreement. In the event a dispute arises between the parties in respect to any post-closing Purchase Price adjustments or Losses claimed pursuant to § 1.3 and 1.4 herein or the APA, the parties shall first submit the dispute to Mediation before filing for Arbitration by submitting a Request for Mediation to the other Party. Within three (3) business days of the receipt of a Request for Mediation, the parties shall agree upon a neutral party to hear and mediate the dispute. If the parties are unable to agree upon a mediator, both parties within three (3) business days following the written request from a Party shall submit the names of three persons who they desire to have appointed as mediator. Each Party shall choose one of the individuals from the other Party’s list. The two chosen individuals will then decide together who the mediator shall be from the list of mediators previously provided by the parties. Mediation shall occur within fourteen (14) days after a mediator has been appointed. The parties shall split the cost and fees incurred by the mediator.

If the parties are unable to resolve their dispute by Mediation, then either party, before the termination of this Escrow Agreement shall file for arbitration in accordance with the rules of the American Arbitration Association (AAA) then currently in effect, with arbitration to take place in Kent County, Michigan. Notice of demand for arbitration shall be filed in writing with the other party to this agreement and with AAA. The award rendered by the arbitrator or arbitrators shall be final, and judgment may be entered on it in accordance with applicable law in any court having jurisdiction on the matter. However, the time for filing arbitration shall be of the essence and shall be strictly limited to the time period provided in this agreement, and the timely filing shall be a condition precedent to the exercise of the right of arbitration; if arbitration is not filed within such scope, any right to arbitrate shall be barred. Further the scope of any arbitration shall be limited solely to the issue of amount of any final adjustments to the Purchase Price as set forth herein and in the APA and any Losses suffered by Acquiror as set forth in §1.3 or 1.4 above and shall not extend to any other issue or matter that may arise out of this agreement or the APA. The arbitrator shall have no power or authority to order or determine any thing or matter other than the dollar amount of any final adjustments and allowable Losses in accordance with the terms of

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this Agreement and the APA. The parties agree that arbitration shall be the only means to resolve disputes arising out of the operation and terms of this Agreement.

          1.6 Distribution of Escrow Fund; Termination of Escrow.

                    Unless an earlier termination date is agreed upon in a writing signed by both parties, the Escrow Account shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., Pacific time, eighteen (18) months following the Closing Date (the “Escrow Period”); provided, however, that a portion of the Escrow Funds that is necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate delivered to the Escrow Agent prior to termination of the Escrow Period with respect to facts and circumstances existing prior to or within eighteen (18) months of the Closing Date, shall remain in the Escrow Account until such claims have been resolved.

Within ten (10) business days after the termination of the Escrow Period (the “Release Date”), the Escrow Agent shall release from escrow to Seller the Escrow Account, less any Losses or Purchase Price reduction described in an Officer’s Certificate delivered to Acquiror in accordance with Section 1.3 or 1.4 with respect to any pending but unresolved indemnification claims of an Acquiror Indemnified Person. Any Escrow Funds held as a result of this Section shall be released to Seller or released to Acquiror (as appropriate) promptly upon resolution of each specific indemnification claim involved as provided in Section 1.5 hereof.

          1.7 Term of Escrow Agreement. This Escrow Agreement shall terminate upon the distribution by the Escrow Agent of all Escrow Funds held in the Escrow Account.

          1.8 Escrow Agent.

                    Duties. Except as provided in this Escrow Agreement and except for Escrow Agent’s willful misconduct or gross negligence, Escrow Agent shall have no liability or obligation with respect to the Escrow Funds. Escrow Agent’s sole responsibility shall be for the safekeeping, investment, and disbursement of the Escrow Funds in accordance with the terms of this Escrow Agreement. Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. Escrow Agent may rely upon any instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by the person or parties purporting to sign the same and to conform to the provisions of this Escrow Agreement. In no event shall Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages. Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, or to appear in, prosecute or defend any such legal action or proceedings. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, and shall incur no liability and shall be fully protected from any liability whatsoever in acting in accordance with

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the opinion or instruction of such counsel. Acquiror shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel.

                    1.5.3. Indemnification. From and at all times after the date of this Escrow Agreement, Acquiror and Seller shall, jointly and severally to the fullest extent permitted by law and to the extent provided herein, indemnify and hold harmless Escrow Agent against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including, without limitation, reasonable attorneys’ fees, costs and expenses) incurred by or asserted against Escrow Agent from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Escrow Agreement or any transactions contemplated herein, whether or not the Escrow Agent is a party to any such action, proceeding, suit or of any such inquiry or investigation; provided, however, that the Escrow Agent shall not have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence or willful misconduct of the Escrow Agent. If any such action or claim which Escrow Agent is entitled to indemnification hereunder shall be brought or asserted against the Escrow Agent, the Escrow Agent shall promptly notify Acquiror in writing, and Acquiror shall assume the defense thereof, including the employment of counsel and the payment of all expenses. The Escrow Agent shall, in its sole discretion, have the right to employ separate counsel in any such action and to participate in the defense thereof, and the fees and expenses of such counsel shall be paid by the Escrow Agent unless (i) Acquiror agrees to pay such fees and expenses, or (ii) Acquiror shall fail, in the reasonable discretion of Escrow Agent, to employ counsel satisfactory to the Escrow Agent in any such action or proceeding, or (iii) the named parties to any such action or proceeding (including any impleaded parties) include both Escrow Agent and Acquiror, and Escrow Agent shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to Acquiror. All such fees and expenses payable by Acquiror pursuant to the foregoing sentence shall be paid from time to time as incurred, both in advance of and after the final disposition of such action or claim. All of the foregoing losses, damages, costs and expenses of Escrow Agent shall be payable by Acquiror or Seller upon demand by Escrow Agent. The obligations of Acquiror or Seller under this Section 01.5.3 shall survive any termination of this Escrow Agreement and the resignation or removal of Escrow Agent. Nothing contained in this Section 0 shall impair, limit, modify or affect the rights of Seller and Acquiror, as between themselves.

                    1.5.4. Resignation of Escrow Agent. Escrow Agent may resign from the performance of its duties hereunder at any time by giving thirty (30) days’ prior written notice to Acquiror and Seller or may be removed, with or without cause, by Acquiror and Seller, acting jointly, at any time by the giving of ten (10) days’ prior written notice to Escrow Agent. Such resignation or removal shall take effect upon the appointment of a successor Escrow

5

Agent as provided herein. Upon any such notice of resignation or removal, Acquiror and Seller mutually shall agree upon and appoint a successor Escrow Agent hereunder, which shall be a commercial bank, trust company or other financial institution with a combined capital and surplus in excess of $100,000,000, unless waived by Acquiror and Seller. Upon the acceptance in writing of any appointment as Escrow Agent hereunder by a successor Escrow Agent, such successor Escrow Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Escrow Agent, and the retiring Escrow Agent shall be discharged from its duties and obligations under this Escrow Agreement, but shall not be discharged from any liability for actions taken as Escrow Agent hereunder prior to such succession. After any retiring Escrow Agent’s resignation or removal, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Escrow Agreement.

                    1.5.5. Receipt. By its execution and delivery of this Escrow Agreement, Escrow Agent acknowledges receipt of the Escrow Funds.

                    1.5.6. Fees of Escrow Agent. All fees and costs of the Escrow Agent, including the normal and usual costs of administering the Escrow Account, as set forth on Schedule I hereto, shall be paid by Acquiror. In the event that the conditions of this Escrow Agreement are not promptly fulfilled or that the Escrow Agent renders any service hereunder not provided for herein or that there is any assignment of any interest in the subject matter of the Escrow Funds or modification hereof, the Escrow Agent shall be reasonably compensated for such extraordinary services by the party that is responsible for or requests such services.

SECTION 2.

GENERAL PROVISIONS

          2.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (i) upon receipt if delivered personally; (ii) three (3) business days after being mailed by registered or certified mail, postage prepaid, return receipt requested; (iii) one (1) business day after it is sent by commercial overnight courier service; or (iv) upon transmission if sent via facsimile with confirmation of receipt to the parties at the following address (or at such other address for a party as shall be specified upon like notice):

If to the Acquiror:

Denali Ingredients, L.L.C.
4666 Leighton Lakes Drive
Wayland, MI 49348
Attention: Neal B. Glaeser
Fax: 616.877.4558
Tel:

with a copy to:

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Foster, Swift, Collins & Smith P.C.
Lynwood VandenBosch, Esq.
1700 East Beltline NW, Ste. 200
Grand Rapids, Michigan 49525
Fax: 616.723.2299
Tel: 616.723.2201

If to the Escrow Agent:

U.S. Bank, National Association
One California Street
Suite 2100
San Francisco, California 94111
Attention: Michael P. Susnow
Fax: 415.273.4591
Tel: 415.273.4563

If to Seller:

Eskimo Pie Corporation
4175 Veteran’s Memorial Highway
Ronkonkoma, NY 11779
Attention: David J. Stein
Fax: 631.737.9792
Tel: 631.737.9700

with a copy to:

Hanson Bridgett
Vicki L. Randall, Esq.
425 Market Street, 26th Floor
San Francisco, CA 94105
Fax: 415.541.9366
Tel: 415.995.5179

or at such other address or number for a party as shall be specified by like notice. Any notice which is delivered in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party or its agent.

          2.2. Parties Bound by Agreement. The terms, conditions and obligations of this Escrow Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and assigns. Except as hereinafter provided, without the prior written consent of the other parties, no party may assign such party’s rights, duties or obligations hereunder or any part thereof to any other person or entity.

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          2.3. Number; Gender. Whenever the context so requires, the singular number shall include the plural and the plural shall include the singular, and the gender of any pronoun shall include the other genders.

          2.4. Headings. The headings of the Articles and Sections of this Escrow Agreement are inserted for convenience only and shall not be deemed to constitute part of this Escrow Agreement or to affect the construction hereof.

          2.5. Modification and Waiver. Any of the terms or conditions of this Escrow Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. No waiver of any of the provisions of this Escrow Agreement shall be deemed to or shall constitute a waiver of any other provision hereof. This Escrow Agreement may be modified as amended only with the written consent of Acquiror, each of Seller and the Escrow Agent.

          2.6. Construction. This Escrow Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to the laws that may otherwise govern under any applicable conflicts of law principles thereof. No provision of this Escrow Agreement shall be construed against or interpreted to the disadvantage of any party by any court or other governmental or judicial authority or by any board of arbitrators by reason of such party or its counsel having or being deemed to have structured or drafted such provision. Unless otherwise expressly provided herein, all references in this Escrow Agreement to Section(s) shall refer to the Section(s) of this Escrow Agreement.

          2.7. No Limitation. The parties agree that the rights and remedies of any party under this Escrow Agreement shall not operate to limit any other rights and remedies otherwise available to any party under the APA or otherwise.

          2.8. Severability. In the event that any provision of this Escrow Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Escrow Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Escrow Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

          2.9. Purchase of Securities. The Escrow Agent and any shareholder, director, officer or employee of the Escrow Agent may buy, sell, and deal in any of the securities of Acquiror and become pecuniarily interested in any transaction in which Acquiror may be interested, and contract and lend money to Acquiror and otherwise act as fully and freely as though it were not Escrow Agent under this Escrow Agreement. Nothing herein shall preclude the Escrow Agent from acting in any other capacity for Acquiror or for any other entity.

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          2.10. Exclusions. Escrow Agent is not a party to, nor is it bound by, nor need it give consideration to the terms or provisions of, any agreement or undertaking among the undersigned or any of them, or between the undersigned or any of them and other persons, including, but not limited to, the APA or any agreement or undertaking which may be evidenced by or disclosed by the Escrow Fund, it being the intention of the parties that Escrow Agent assent to and be obligated to give consideration only to the terms and provisions this Escrow Agreement.

          2.11. Absence of Third Party Beneficiary Rights. No provisions of this Escrow Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, partner of any party hereto or any other person or entity unless specifically provided otherwise herein, and, except as so provided, all provisions hereof shall be solely between the parties to this Escrow Agreement.

          2.12. Tax Reporting Documentation. Acquiror and Seller agree to provide the Escrow Agent with certified tax identification numbers for each of them by furnishing appropriate forms W-9 (or Forms W-8, in the case of non-U.S. persons) and other forms and documents that the Escrow Agent may reasonably request (collectively, “Tax Reporting Documentation”) to the Escrow Agent within 30 days after the date hereof. The parties hereto understand that, if such Tax Reporting Documentation is not so certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code, as it may be amended from time to time, to withhold a portion of the Escrow Fund or any interest or other income earned on the investment of monies or other property held by the Escrow Agent pursuant to this Agreement. The Escrow Agent need not make any distribution of all or any portion of the Escrow Funds to any person until such person has furnished to the Escrow Agent such Tax Reporting Documentation as the Escrow Agent may reasonably require.

          2.13. Counterparts. This Escrow Agreement may be executed in two or more counterparts, each of which shall be deemed an original as against any party whose signature appears on such counterpart and all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

          2.14. Controversies. If any controversy arises between the Parties to this Agreement, or with any other Party, concerning the subject matter of this Agreement, its terms or conditions, Escrow Agent will not be required to determine the controversy or to take any action regarding it. Escrow Agent may hold all documents and funds and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in Escrow Agent’s discretion, Escrow Agent may require, despite what may be set forth elsewhere in this Agreement. In such event, Escrow Agent will not be liable for interest or damage. Furthermore, Escrow Agent may at its option, file an action of interpleader requiring the Parties to answer and litigate any claims and rights among themselves. Escrow Agent is authorized to deposit with the clerk of the court all documents and funds held in escrow, except all costs, expenses, charges and reasonable attorney fees incurred by Escrow Agent due to the interpleader action. Upon initiating such action, Escrow Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of this Agreement.

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          2.15. Automatic Succession. Any company into which the Escrow Agent may be merged or with which it may be consolidated, or any company to whom Escrow Agent may transfer a substantial amount of its Global Escrow business, shall be the Successor to the Escrow Agent without the execution or filing of any paper or any further act on the part of any of the Parties, anything herein to the contrary notwithstanding.

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IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be executed as of the date first above written.

DENALI INGREDIENTS L.L.C.]

By:

Name: Neal B. Glaeser
Title: Manager

ESKIMO PIE CORPORATION

By:

Name:
Title:

U.S. BANK, NATIONAL ASSOCIATION
as Escrow Agent

By:

Name: Michael P. Susnow
Title: Vice President

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Schedule I

Schedule of Fees for Services as

Escrow Agent

For

Newco/Eskimo Pie Corporation

Initial Fees
01010	Acceptance Fee	$2,500.00

The acceptance fee includes the administrative review of documents, initial set-up of the account, and other reasonably required services up to and including the closing. This is a one-time fee, payable at closing.

U.S. Bank Corporate Trust Services reserves the right to refer any or all escrow documents for legal review before execution. Legal fees (billed on an hourly basis) and expenses for this service will be billed to, and paid by, the customer. If appropriate and upon request by the customer, U.S. Bank Corporate Trust Services will provide advance estimates of these legal fees.

	SECTION 3. “IMPORTANT INFORMATION

	SECTION 4. ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT”

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account.

For a non-individual person such as a business entity, a charity, a Trust or other legal entity we will ask for documentation to verify its formation and existence as a legal entity. We may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.”

Administration Fees Billed one time
04460	Escrow Agent	$1,500.00

	Annual administration fee for performance of the routine duties of the escrow agent associated with the management of the account. Administration fees are payable in advance.

Incidental Expenses
SUCE0000	Charge for miscellaneous expenses such as; fax, messenger service, overnight mail, telephone, stationery and postage. This charge is a percent of total Administration Fees, charged in advance.	5.0%

Transaction Fees

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10880	4.1.1. Disbursements/Draws	$0.00

	Charge per item disbursed. Includes the wire or check fee.

10100	(a) Trades	$100.00

	Charge per trade to buy or sell investments, excluding automated sweep transactions.*

*Automatic sweeping of cash into money market funds is not considered a “trade” for the purposes of this fee. However, applicable fees are disclosed in the “Automatic Money Market Investments” authorization letter or the fund prospectus provided

10101	4.1.2. Receipts	$0.00

	Charge per receipt of funds via wire or check.

	Direct Out of Pocket Expenses
	Reimbursement of expenses associated with the performance of our duties, including but not limited to publications, legal counsel after the initial close, travel expenses and filing fees.	At Cost

	Extraordinary Services

Extraordinary services are duties or responsibilities of an unusual nature, including termination, but not provided for in the governing documents or otherwise set forth in this schedule. A reasonable charge will be assessed based on the nature of the service and the responsibility involved. At our option, these charges will be billed at a flat fee or at our hourly rate then in effect.

Account approval is subject to review and qualification. Fees are subject to change at our discretion and upon written notice. Fees paid in advance will not be prorated. The fees set forth above and any subsequent modifications thereof are part of your agreement. Finalization of the transaction constitutes agreement to the above fee schedule, including agreement to any subsequent changes upon proper written notice. In the event your transaction is not finalized, any related out-of-pocket expenses will be billed to you directly. Absent your written instructions to sweep or otherwise invest, all sums in your account will remain uninvested and no accrued interest or other compensation will be credited to the account. Payment of fees constitutes acceptance of the terms and conditions set forth.

Dated: September 1, 2006September 13, 2006

“IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT”

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account.

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For a non-individual person such as a business entity, a charity, a Trust or other legal entity we will ask for documentation to verify its formation and existence as a legal entity. We may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.”

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Schedule 5.1

Disclosure Schedules

                    The following agreements are referenced in Schedule 2.2(a)(iii) but copies have not been located:

1.	JBA Enterprises, Snow Removal Agreement, expires 09/07 (copy not found on data site)

2.	Bickler Landscape, Lawn Care Agreement, expired (copy not found on data site)

3.	City Water International, Drinking Water Filters, ongoing (copy not found on data site)

4.	Wil Kil, Pest Control, ongoing (copy not found on data site)

5.	bioMerieux, MiniVdas Maintenance, ongoing (copy not found on data site)

Schedule 5.2

Organization

Nothing to disclose

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Schedule 5.3

Authorization; Enforceability

Nothing to disclose

Schedule 5.4

No Conflict or Violation

Nothing to disclose

Schedule 5.5

Consents and Approvals

Nothing to disclose

Schedule 5.6

Financial Statements.

Nothing to disclose

Schedule 5.7

Absence of Undisclosed Liabilities

Nothing to disclose

Schedule 5.8

Customers and Suppliers

▪	Seller is currently on “credit limit” as to its purchases from Cargill, Incorporated.

▪	There is a $40,000 credit limit on purchases of coconut oil from Cargill, Incorporated.

▪	Cocoa purchases from Cargill, Incorproated are on an “order to order” basis.

▪	Purchases from Del Monte are on a COD basis.

Schedule 5.9

No Litigation

Nothing to disclose

Schedule 5.10

Intellectual Property

Seller has no informal or formal procedures in place to protect the discovery of its Intellectual Property.

Schedule 5.10

Intellectual Property

Shared IP

Part No	Description	Sort	Type Code	Category	Uom	Void	Void Desc	Date Entered
700215-1028	Flavor Base Caramel 55 LB Plastic Pail	2	Flavor	571002	EA	N	No	3/17/2004 9:42
715057-1002	Coating Premium Milk Chocolate 500 LB Steel Drum Coating	2	Coatings	571001	EA	N	No	1/27/2005 9:40
793364-1001	Ripple Chocolate Fat and Sugar Free 50 lb pails	2	Varigates	571002	EA	N	No	1/6/2003 9:11
793364-1002	Ripple Chocolate Fat and Sugar Free 50 lb pails	2	Varigates	571002	EA	V	Yes	1/6/2003 8:57
793364-1009	Ripple Chocolate Fat & Sugar Free 500 lb fibre drum w/liner	2	Varigates	571002	EA	N	No	6/19/2003 9:57

Schedule 5.10

Intellectual Property

Retained IP

Part No	Description	Sort	Type Code	Category	Uom	Void	Void Desc	Date Entered
113007-1002	Midnite Sun Coating 500 LB Steel Drum Coating	1	Coatings	571016	EA	V	Yes	12/1/1999 1:32
113010	Coating Chocolate NSA Arctic Sun #3010	1	Coatings	571016	LB	N	No	12/6/1999 13:44
113010-1002	Coating Chocolate NSA Arctic Sun #3010 500 LB Steel Drum Coating	1	Coatings	571016	EA	N	No	12/1/1999 1:32
113017-1002	Coating EPC Butterscotch 3017 500 LB Steel Drum Coating	1	Coatings	571016	EA	N	No	12/1/1999 1:32
113018	Coating NSA Milk Chocolate w/splenda Tanker	1	Coatings	571016	LB	N	No	3/1/2004 14:15
113018-1013	Coating NSA Milk Chocolate w/splenda 480 LB Steel Drum	1	Coatings	571016	EA	N	No	1/20/2004 13:51
113024-1002	Coating Chocolate NSA Dark w/splenda 500 LB Steel Drum Coating	1	Coatings	571016	EA	N	No	1/20/2004 13:49
113029-1027	Coating - Eskimo Pie NSA Cone Choc. Coating 490# Drum	1	Coatings	571001	EA	V	Yes	7/18/2000 10:12
113032-1013	Coating Dark Chocolate #3032 480 LB Steel Drum For Coating	1	Coatings	571016	EA	V	Yes	12/1/1999 1:32
1130321002	Coating Eskimo Pie - Dark Chocolate	1	Coatings	571016	EA	V	Yes	3/2/2000 11:14
113036	Coating EPC Sugar Free Crispy Milk Chocolate	1	Coatings	571016	LB	N	No	2/22/2000 11:31
113036-1013	Coating EPC Sugar Free Crispy Milk Chocolate 480 LB Steel Drum For Coating	1	Coatings	571016	EA	N	No	12/1/1999 1:32
113042	Coating Premium Dark Chocolate - Tanker	1	Coatings	571001	LB	N	No	12/20/2000 9:22
113042-1002	Coating Premium Dark Chocolate 500 LB Steel Drum	1	Coatings	571016	EA	N	No	1/13/2000 10:56

113073-1002	Chocolate Core Center Coating 500 lb Coating Drum	1	Coatings	571016	EA	N	No	2/2/2004 16:18
113085	Coating Weight Watchers Milk Chocolate - Tanker	1	Coatings	571001	EA	N	No	12/20/2000 9:30
113085-1014	Coating Weight Watchers Milk Chocolate 50 LB Dairy Powder Bag	1	Coatings	571016	EA	V	Yes	12/1/1999 1:32
113085-1027	Coating Weight Watchers Milk Chocolate #3085 490 LB Steel Drum For Coating	1	Coatings	571016	EA	N	No	12/1/1999 1:32
113088-1051	Godiva Dark Chocolate Coating 525 lb Coating Drum	1	Coatings	571016	EA	N	No	2/28/2005 9:53
113090-1051	Chocolate Coating - Tropican 525# steel coating drum	1	Coatings	571016	EA	N	No	2/27/2001 9:46
113149-1002	Coating EPC Milk Chocolate Gold Coast #3149 500 LB Steel Drum Coating	1	Coatings	571016	EA	V	Yes	12/1/1999 1:32
113157-1002	Premium Milk Chocolate Coating 500 lb Coating Drum	1	Coatings	571016	EA	N	No	3/6/2000 9:06
113157-1029	Ripple Strawberry #3308 50 LB Plastic Pail	1	Varigates	571002	EA	V	Yes	7/29/2005 11:24
113172-1051	Godiva Milk Chocolate Coating 525 lb Coating Drum	1	Coatings	571016	EA	N	No	6/15/2004 9:56
113172-1094	Godiva Milk Chocolate Coating 550 lb Coating Drum	1	Coatings	571016	EA	V	Yes	6/14/2004 16:05
115003	Coating NSA Chocolate w/splenda #5003 Tanker	1	Coatings	571001	LB	N	No	2/17/2004 15:24
115003-1013	Coating NSA Chocolate w/splenda #5003 480 LB Steel Drum	1	Coatings	571001	EA	N	No	9/9/2003 14:38
115093-1027	Coating Milk Chocolate 490 lb Steel Drum For Coating	1	Coatings	571016	EA	V	Yes	12/1/1999 1:32
115286-1002	Coating EPC Milk Chocolate #5286 500 LB Steel Drum Coating	1	Coatings	571016	EA	V	Yes	12/1/1999 1:32
170519-1014	Stabilizer EPC Eskloid #0519 50 LB Dairy Powder Bag	1	Powders	571019	EA	V	Yes	12/1/1999 1:32

170522-1014	Stabilizer EPC Eskloid #0522 50 LB Dairy Powder Bag	1	Powders	571019	EA	V	Yes	12/1/1999 1:32
170522-1018	Stabilizer EPC Eskloid #0522 150 LB Fiber Drum With Liner	1	Powders	571019	EA	N	No	12/1/1999 1:32
170536-1014	Powder EPC Chocolate Fudge 360 (#0536) 50 LB Dairy Powder Bag	1	Powders	571022	EA	V	Yes	12/1/1999 1:32
170548-1017	Powder EPC Chocolate No Sugar Added #0548 45 LB Dairy Powder Bag	1	Powders	571022	EA	N	No	12/1/1999 1:32
170582-1014	Powder EPC Chocolate Nonstabilized #0582 50 LB Dairy Powder Bag	1	Powders	571022	EA	V	Yes	12/1/1999 1:32
170751-1014	Powder EPC Cake #0751 50 LB Dairy Powder Bag	1	Powders	571022	EA	V	Yes	12/1/1999 1:32
170752-1014	Powder EPC for Mousse Bar #0752 50 LB Dairy Powder Bag	1	Powders	571022	EA	V	Yes	12/1/1999 1:32
170752-1016	Powder EPC for Mousse Bar #0752 40 LB Dairy Powder Bag	1	Powders	571022	EA	V	Yes	12/1/1999 1:32
170753-1016	Powder EPC Chocolate Pudding Preblend #0753 40 LB Dairy Powder Bag	1	Powders	571022	EA	V	Yes	12/1/1999 1:32
170754-1016	Powder EPC Vanilla Pudding Preblend #0754 40 LB Dairy Powder Bag	1	Powders	571022	EA	V	Yes	12/1/1999 1:32
170755-1014	Premix Sugar Free Premix #0755 50 LB Dairy Powder Bag	1	Powders	571022	EA	V	Yes	12/1/1999 1:32
170756-1014	Premix Sugar Free Fudge Premix #0756 50 LB Dairy Powder Bag	1	Powders	571022	EA	V	Yes	12/1/1999 1:32
170757-1014	Powder Oreo Chocolate for Ice Cream 50 LB Dairy Powder Bag	1	Powders	571022	EA	V	Yes	12/1/1999 1:32
170758-1014	Powder Esk Pie NSA White Fudge Bar - 50 lb bag	1	Fudge Bar	571024	EA	V	Yes	1/28/2000 11:01
170758-1017	NSA White Fudge Bar Powder 45 LB Bag	1	Powders	571024	EA	V	Yes	12/20/1999 16:18
170761-1014	NSA Chocolate Fudge Bar Powder 50 LB Bag	1	Powders	571024	EA	N	No	12/20/1999 16:12

170765-1014	NSA Vanilla Preblend WW	1	Powders	571024	EA	N	No	4/30/2003 8:59
170771-1014	NSA Chocolate Preblend WW	1	Powders	571024	EA	V	Yes	4/30/2003 9:01
170912-1014	Powder Real Fruit Sorbet #0912 50 LB Dairy Powder Bag	1	Powders	571022	EA	V	Yes	12/1/1999 1:32
170912-1018	Powder Real Fruit Sorbet #0912 150 LB Fiber Drum With Liner	1	Powders	571022	EA	V	Yes	12/1/1999 1:32
170912-1030	Powder Real Fruit Sorbet #0912 100 LB Fibre Drum w/ Liner	1	Powders	571022	EA	V	Yes	12/2/1999 12:26
170915-1014	Stabilizer Snackwell Lowfat Ice Cream #0915 50 LB Dairy Powder Bag	1	Powders	571019	EA	N	No	12/1/1999 1:32
170975-1014	Premix Yogurt No Sugar Added #0975 50 LB Dairy Powder Bag	1	Premixes	571022	EA	V	Yes	12/1/1999 1:32
170976-1014	Premix EPC Reduced Fat with Splenda 50 LB Dairy Powder Bag	1	Premixes	571019	EA	N	No	1/23/2004 11:06
170990-1014	Premix EPC Reduced Fat #990 50 LB Dairy Powder Bag	1	Premixes	571019	EA	N	No	12/1/1999 1:32
170991-1014	Premix W W No Sugar Added Orange Vanilla Treat #0991 50 LB Dairy Powder Bag	1	Premixes	571019	EA	V	Yes	12/1/1999 1:32
170992-1014	Premix Weight Watchers Stabilizer Emulsifier Blend #0992 50 LB Dairy Powder Bag	1	Premixes	571019	EA	V	Yes	12/1/1999 1:32
170993-1014	Premix EPC Chocolate Mousse No Sugar Added #0993 50 LB Dairy Powder Bag	1	Premixes	571022	EA	V	Yes	12/1/1999 1:32
170994-1014	Premix Weight Watchers Chocolate Treat 50 LB Dairy Powder Bag	1	Premixes	571022	EA	V	Yes	12/1/1999 1:32
170995-1014	Low Fat Cocoa Powder 50# bags	1	Powders	571022	EA	N	No	3/19/2003 8:56
170997-1006	Chocolate Fudge Premix 40# bag	1	Premixes	571019	EA	V	Yes	4/2/2002 9:51
170997-1014	Chocolate Fudge Premix 50# bag	1	Premixes	571019	EA	V	Yes	5/13/2002 14:09
170997-1016	Chocolate Fudge Premix 40# bag	1	Premixes	571019	EA	V	Yes	4/2/2002 15:01
171010-1014	Premix Snackwell Chocolate Yogurt #1010 50 LB Dairy Powder Bag	1	Premixes	571022	EA	N	No	12/1/1999 1:32

171023-1014	Premix Snackwell Cocoa Blend #1023 50 LB Dairy Powder Bag	1	Premixes	571022	EA	V	Yes	12/1/1999 1:32
175208-1014	EPC Chocolate Core Powder 50 LB Dairy Powder Bag	1	BarPwdr	571022	EA	V	Yes	12/1/1999 1:32
180954-1006	Emulsifier Liquid Dry EPC #0954 1 Gallon Plastic Pail With Lid	1	Misc	571018	EA	N	No	12/1/1999 1:32
181646-1006	Water Ice Flavor Lemon 1 Gallon Plastic Jug	1	Water Ice	571025	GA	V	Yes	12/1/1999 16:41
181657-1006	Flavor Eskimo Blue Raspberry Water Ice 1 gallon plastic jug	1	Water Ice	571023	GA	V	Yes	12/2/1999 12:17
181659-1006	Raspberry Water Ice w/o color	1	Water Ice	571025	GA	V	Yes	12/2/1999 12:11
191693-1008	Ripple Caramel Fudge EPC #1693 525 LB Fiber Drum With Lid	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32
193122-1001	Ripple Oreo Chocolate Premium #3122 50 LB Plastic Pail	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32
193122-1008	Ripple Oreo Chocolate Premium #3122 525 LB Fiber Drum With Lid with liner	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32
193122-1067	Ripple Oreo Chocolate Premium #3122 525 LB Fiber Drum with liner	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32
193132-1001	Ripple Oreo Chocolate Frudge #3132 50 LB Plastic Pail	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32
193132-1022	Ripple Oreo Chocolate Frudge #3132 525 LB Steel Drum With Liner	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32
193132-1028	Ripple Oreo Chocolate Frudge #3132 55 LB Plastic Pail	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32
193142-1001	Ripple EPC Chocolate Milk #3142 50 LB Plastic Pail	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32
193142-1008	Ripple EPC Chocolate Milk #3142 525 LB Fiber Drum With Lid with liner	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32
193142-1022	Ripple EPC Chocolate Milk #3142 525 LB Steel Drum With Liner	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32
193142-1028	Ripple EPC Chocolate Milk #3142 55 LB Plastic Pail	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32

193161-1001	Ripple EPC Marshmellow No Sugar Added #3161 50 LB Plastic Pail	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32
193161-1009	Ripple EPC Marshmellow No Sugar Added #3161 500 LB Fiber Drum With Lid	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32
193161-1028	Ripple EPC Marshmellow No Sugar Added #3161 55 LB Plastic Pail	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32
193193-1008	Ripple EPC Marshmellow Ready to Use #3193 525 LB Fiber Drum With Lid with liner	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32
193193-1028	Ripple EPC Marshmellow Ready to Use #3193 55 LB Plastic Pail	1	Ripple	571028	EA	V	Yes	12/1/1999 1:32
194096-1006	Flavor/Color Blend weight Watchers Chocolate #4096 1 Gallon Plastic Pail With Lid	1	Misc	571023	EA	V	Yes	12/1/1999 1:32
195056-1006	Color Orange WW	1	Colors	571023	GA	V	Yes	12/2/1999 12:08
200189-1001	Strawberry EPC Solid Pack No Sugar Added 50 LB Plastic Pail	1	FruitPack	571026	EA	V	Yes	12/1/1999 1:32
200192-1001	Puree EPC Strawberry No Sugar Added 50 LB Plastic Pail	1	FruitPack	571026	EA	V	Yes	12/1/1999 1:32
201105-1001	Yogurt EPC Frozen Peach #1105 50 LB Plastic Pail	1	FruitPack	571023	EA	V	Yes	12/1/1999 1:32
201106-1001	Yogurt EPC Frozen Red Raspberry #1106 50 LB Plastic Pail	1	FruitPack	571023	EA	V	Yes	12/1/1999 1:32
201112-1001	Yogurt EPC Frozen Strawberry #1112 50 LB Plastic Pail	1	FruitPack	571023	EA	V	Yes	12/1/1999 1:32
201120-1006	Color EPC Yellow Blend #1120 1 Gallon Plastic Pail With Lid	1	Flavor	571023	EA	V	Yes	12/1/1999 1:32
201686-1028	EPC Carmel Creme 55 LB Plastic Pail	1	Flavor	571002	EA	V	Yes	12/1/1999 1:32
203071-1008	Ripple EPC Carame No Sugar Added #3071 525 LB Fiber Drum With Lid	1	Ripple	571023	EA	V	Yes	12/1/1999 1:32

203071-1009	Ripple EPC Carame No Sugar Added #3071 500 LB Fiber Drum With Lid	1	Ripple	571023	EA	V	Yes	12/1/1999 1:32
203071-1028	Ripple EPC Carame No Sugar Added #3071 55 LB Plastic Pail	1	Ripple	571023	EA	V	Yes	12/1/1999 1:32
203149-1001	Ripple EPC Chocolate No Sugar Added #3149 50 LB Plastic Pail	1	Ripple	571023	EA	V	Yes	12/1/1999 1:32
203149-1009	Ripple EPC Chocolate No Sugar Added #3149 500 LB Fiber Drum With Lid with liner	1	Ripple	571023	EA	V	Yes	12/1/1999 1:32
203149-1032	Ripple EPC Chocolate No Sugar Added #3149 500 LB Steel Drum	1	Ripple	571023	EA	V	Yes	12/1/1999 1:32
203447-1006	Flavorite EPC Raspberry #3447 1 Gallon Plastic Pail With Lid	1	Flavor	571023	EA	V	Yes	12/1/1999 1:32
204079-1006	Sherbert Seven Up Lemon #4079 1 Gallon Plastic Pail With Lid	1	Flavor	571027	EA	V	Yes	12/1/1999 1:32
204084-1006	Sherbert Seven Up Lime #4084 1 Gallon Plastic Pail With Lid	1	Flavor	571027	EA	V	Yes	12/1/1999 1:32
204154-1006	Flavoring EPC Chocolate #4154 1 Gallon Plastic Pail With Lid	1	Flavor	571027	EA	V	Yes	12/1/1999 1:32
204155-1006	Flavoring EPC Raspberry #4155 1 Gallon Plastic Pail With Lid	1	Flavor	571027	EA	V	Yes	12/1/1999 1:32
205029-1006	Color Seven Up #5029 1 Gallon Plastic Pail With Lid	1	Flavor	571028	EA	V	Yes	12/1/1999 1:32
205051-1006	COLOR EPC RED 1 Gallon Plastic Jug	1	Colors	571023	GA	V	Yes	12/2/1999 12:05
205057-1006	Color EPC Green	1	Colors	571023	GA	V	Yes	12/2/1999 12:13
207400-1006	Color Seven Up #5029 1 Gallon Plastic Pail With Lid	1	Flavor	571028	EA	V	Yes	12/1/1999 1:32
700367-1008	Chocolate Syrup Base Van Gold D #525 fibre no liner	1	FlavrBase	571009	EA	V	Yes	12/30/2003 9:50
700367-1022	Chocolate Syrup Base Van Gold D #525 drum steel w/Liner	1	FlavrBase	571009	EA	V	Yes	12/22/2003 15:37

700367-1065	Chocolate Syrup Base Van Gold D #550 fibre no liner	1	FlavrBase	571009	EA	V	Yes	12/23/2003 10:24
715115-1002	Coating NSA Chocolate Flavored Cone 500 LB Steel Drum	1	Coatings	571001	EA	N	No	5/26/2004 11:06
715130	Fruit A Freeze Chocolate Coating #5130	1	Coatings	571001	LB	N	No	8/12/2002 15:05
715130-1001	Fruit A Freeze Chocolate Coating #5130 50lb pails	1	Coatings	571001	LB	N	No	8/12/2002 15:08
715130-1002	Fruit A Freeze Chocolate Coating 500LB steel drum	1	Coatings	571001	EA	N	No	5/14/2003 8:16
715136-1029	Coating - Chocolate Predip 450 LB Steel Drum Coating	1	Coatings	571001	EA	N	No	3/11/2004 16:25
715147-1012	Coating - NSA White Predip 410 LB Steel Drum For Coating	1	Coatings	571001	EA	V	Yes	2/13/2004 9:08
715147-1029	Coating - NSA White Predip 450 LB Steel Drum For Coating	1	Coatings	571001	EA	N	No	2/25/2004 12:02
715164-1002	Dark Chocolate Coating 500 lb steel coating drum	1	Coatings	571016	EA	N	No	3/17/2006 11:50
720231-1007	Juice Bar Base Strawberry 5 Gallon Plastic Pail	1	Flavor	571002	EA	N	No	11/21/2005 9:49
720248-1007	Juice Bar Base Grape 5 Gallon Plastic Pail	1	Flavor	571002	EA	N	No	11/21/2005 9:51
720252-1007	Juice Bar Base Orange 5 Gallon Plastic Pail	1	Flavor	571002	EA	N	No	11/21/2005 9:53
771006-1016	Powder Preblend Brownie Batter 40 LB Powder Bag	1	Powders	571008	EA	N	No	9/27/2004 14:13
777125-1014	Powder Fudge Bar Super Star 50 LB Dairy Powder Bag	1	Powders	571010	EA	N	No	2/26/2004 15:17
781601-1006	Water Ice Flavor Lemon with color 1 Gallon Plastic Pail With Lid	1	Water Ice	571011	EA	N	No	1/21/2005 14:53
781618-1006	Water Ice Flavor Lemon Double Strength1 Gallon Plastic Pail With Lid	1	Water Ice	571011	EA	N	No	12/6/2004 15:29
781624-1006	Water Ice Flavor Raspberry Blue Double Strength 1 Gallon Plastic Pail With Lid	1	Water Ice	571011	EA	N	No	12/6/2004 15:01

791641-1004	Peanut Butter Ripple NSA 45 LB Plastic Pail	1	Varigates	571002	EA	N	No	9/9/2003 14:47
793093-1001	Caramel Ripple 304 50# plastic pail	1	Varigates	571002	EA	N	No	1/17/2001 8:57
793093-1080	Caramel Spin 500# fiber drum no liner	1	Ripple	571002	EA	N	No	1/5/2001 15:50
793094-1080	Caramel Base 1PE 500# drum no liner	1	FlavrBase	571009	EA	N	No	1/31/2001 9:30
793288-1001	Marble Red Raspberry 50 LB Plastic Pail	1	Varigates	571002	EA	N	No	10/25/2005 15:52
793325-1070	Strawberry Spin 525# steel drum with double liner	1	Spin	571002	EA	N	No	2/13/2001 8:44
793327-1001	Ripple Strawberry #3327 50 LB Plastic Pail	1	Varigates	571002	EA	N	No	2/5/2004 9:48
793335-1028	Dark Fudge Ripple 55# plastic pail w/lid	1	Varigates	571002	EA	N	No	6/23/2003 8:59
793335-1080	Dark Fudge Ripple 500# fiber drum no liner	1	Varigates	571002	EA	N	No	1/9/2001 8:32
793348-1001	Chocolate Ripple 50# plastic pail	1	Varigates	571002	EA	N	No	1/17/2002 16:14
793348-1067	Chocolate Ripple 525# fibre drum w/liner	1	Varigates	571002	EA	N	No	6/12/2002 8:48
793403-1028	Ripple Chocolate #55/lb plastic pail	1	Varigates	571002	EA	N	No	1/14/2004 10:29

Schedule 5.10

Intellectual Property

Purchased IP

Value America name and trademark

Part No	Description	Sort	Type Code	Category	Uom	Void	Void Desc	Date Entered
402103-1001	NSA Chocolate Flavor Base 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	7/12/2005 12:13
402105-1001	Chocolate Dark Syrup Base 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	8/1/2005 14:53
402107-1001	Chocolate Syrup Base 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	3/31/2005 9:51
402145-1001	Fruit Pak Feeder Strawberry 50lb Plastic Pail	3	FruitPack	571012	EA	N	No	5/9/2005 8:34
402149-1001	Fruit Pak Feeder Strawberry No Color 50lb Plastic Pail	3	FruitPack	571012	EA	N	No	9/19/2005 10:27
402150-1001	Fruit Pak Feeder Strawberry 50lb Plastic Pail	3	FruitPack	571012	EA	N	No	3/22/2005 15:39
402150-1077	Fruit Pak Feeder Strawberry 52lb Plastic Pail	3	FruitPack	571012	EA	V	Yes	3/21/2005 15:50
402152-1001	Puree Strawberry Lumpy 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	3/29/2005 12:08
402154-1001	Puree Chunky Strawberry 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	6/6/2005 11:06
402205-1001	Coconut Pineapple Flavor Base 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	4/8/2005 7:01
402210-1001	Fruit Feeder Sweetened Pineapple 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	5/9/2005 8:35
402215-1001	Fruit Feeder Orange Pineapple 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	5/9/2005 8:33
402220-1001	Pineapple Coarse 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	4/5/2005 10:35
402222-1001	Pineapple for Sherbet 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	3/29/2005 16:37
402236-1001	Fruit Feeder Orange Pineapple 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	8/15/2005 15:07
402242-1001	Spumoni Fruit Pak 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	3/29/2005 15:14
402250-1001	Pineapple Coarse 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	3/30/2005 11:03
402262-1001	Flavor Base Cinnamon 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	7/20/2005 12:09
402279-1001	Flavor Base Cheesecake 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	7/27/2005 11:55
402305-1001	Puree Black Raspberry 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	4/1/2005 11:50
402305-1065	Puree Black Raspberry 550 LB Fiber Drum no liner	3	PureesFrts	571003	EA	N	No	4/29/2005 8:20
402308-1001	Coconut Fruit Flavor Base 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	11/3/2005 17:04

402312-1001	Puree Pumpkin 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	8/4/2005 10:01
402317-1001	Puree Nectarine 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	4/1/2005 12:20
402318-1001	Fruit Feeder Peaches Sliced Solid Pak 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	4/28/2005 8:17
402323-1001	Puree Blueberry 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	4/1/2005 12:20
402330-1001	Dutch Apple Pie Fruit Pak 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	6/30/2005 14:10
402335-1004	Fruit Feeder Peaches Solid Pak 45 LB Plastic Pail	3	FruitPack	571012	EA	N	No	5/9/2005 13:04
402341-1001	Puree Blue Raspberry 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	8/4/2005 10:11
402349-1001	Puree Red Raspberry 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	4/1/2005 11:50
402361-1004	Fruit Feeder Peaches Diced Pak 45 LB Plastic Pail	3	FruitPack	571012	EA	N	No	11/2/2005 15:13
402456-1001	Black Walnut Chopped Base 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	4/5/2005 11:39
402486-1001	Green Mint Chiffon Base 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	5/10/2005 14:06
491003-1006	Color Red WBB#561946 *	3	Colors	571009	GA	N	No	3/10/2005 11:27
491007-1006	Color Yellow *	3	Colors	571009	GA	N	No	3/10/2005 11:30
491010-1006	Color Green *	3	Colors	571009	GA	N	No	3/10/2005 11:31
491011-1006	Color Yellow *	3	Colors	571009	GA	N	No	1/18/2006 11:47
491033-1006	Color Orange *	3	Colors	571009	GA	N	No	3/10/2005 11:31
491042-1006	Color Orange *	3	Colors	571009	GA	N	No	3/10/2005 11:32
492056-1006	Color Caramel *	3	Colors	571009	GA	N	No	3/10/2005 11:32
492108-1001	Chocolate Fudge Variegate 50# pail	3	Varigates	571002	EA	N	No	5/13/2005 9:16
492108-1077	Chocolate Fudge Variegate 52# pail	3	Varigates	571002	EA	V	Yes	5/13/2005 9:07
492109-1020	Spin Chocolate Fudge 2500# Tote	3	Varigates	571002	EA	N	No	3/29/2005 10:03
492109-1046	Spin Chocolate Fudge 550# Steel drum with liner	3	Varigates	571002	EA	N	No	3/16/2005 11:53
492110-1001	Variegate Chocolate Fudge 50 lb plastic pail	3	Varigates	571002	EA	N	No	7/27/2005 11:42
492122-1001	Variegate Chocolate Fudge 50 lb plastic pail	3	Varigates	571002	EA	N	No	7/7/2005 11:08
492122-1020	Variegate Chocolate Fudge Tote 2500#	3	Varigates	571002	EA	N	No	3/14/2005 11:07
492122-1046	Variegate Chocolate Fudge 550Lb Steel Drum w/liner	3	Varigates	571002	EA	N	No	4/8/2005 7:03
492122-1048	Variegate Chocolate Fudge 550Lb Fibre Drum w/liner	3	Varigates	571002	EA	N	No	7/27/2006 8:57

492122-1058	Variegate Chocolate Fudge Tote 2300#	3	Varigates	571002	EA	N	No	8/9/2005 12:18
492137-1048	Variegate Chocolate 550LB Fiber drum w/liner	3	Varigates	571002	EA	N	No	8/16/2005 10:41
492137-1065	Variegate Chocolate 550LB Fiber drum	3	Varigates	571002	EA	V	Yes	8/15/2005 15:09
492156-1001	Variegate Strawberry 50# Plastic Pail	3	Varigates	571002	EA	N	No	4/5/2005 11:41
492161-1020	Variegate Strawberry Tote 2500#	3	Varigates	571002	EA	V	Yes	3/14/2005 11:17
492161-1048	Variegate Strawberry 550 lb fiber drum w/liner	3	Varigates	571002	EA	N	No	8/16/2005 10:43
492161-1058	Variegate Strawberry Tote 2300#	3	Varigates	571002	EA	N	No	8/9/2005 12:19
492161-1065	Variegate Strawberry 550 lb fiber drum	3	Varigates	571002	EA	V	Yes	8/15/2005 15:10
492164-1048	Variegate New York Strawberry 550 lb fiber drum w/liner	3	Varigates	571002	EA	N	No	8/16/2005 10:42
492164-1065	Variegate New York Strawberry 550 lb fiber drum	3	Varigates	571002	EA	V	Yes	8/15/2005 15:11
492164-1067	Variegate New York Strawberry 525 lb fiber drum w/liner	3	Varigates	571002	EA	N	No	11/4/2005 9:27
492172-1020	Variegate Strawberry 2500# Tote	3	Varigates	571002	EA	N	No	4/1/2005 11:48
492172-1046	Variegate Strawberry 550# Steel Drum w/Liner	3	Varigates	571002	EA	N	No	3/29/2005 10:08
492176-1001	Ripple Strawberry 50 LB Plastic Pail	3	Varigates	571009	EA	N	No	5/9/2005 9:24
492253-1001	Flavor Base Egg Nog 50 LB Plastic Pail (ZIPPS)	3	EggBases	571006	EA	N	No	9/23/2005 9:19
492254-1028	Ripple Marshmallow White Nougat 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	8/8/2005 15:45
492276-1001	Ripple Marshmallow Nougat 50 LB Plastic Pail	3	Varigates	571009	EA	V	Yes	5/9/2005 8:37
492276-1028	Ripple Marshmallow Nougat 55 LB Plastic Pail	3	Varigates	571009	EA	N	No	5/17/2005 9:03
492281-1028	Ripple Marshmallow Thick 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	5/18/2005 10:18
492305-1001	Puree Black Raspberry 50 LB Plastic Pail	3	PureesFrts	571003	EA	V	Yes	4/25/2005 7:51
492305-1008	Puree Black Raspberry 525 LB Fiber Drum no liner	3	PureesFrts	571003	EA	V	Yes	4/25/2005 8:57
492305-1065	Puree Black Raspberry 550 LB Fiber Drum no liner	3	PureesFrts	571003	EA	V	Yes	4/25/2005 7:52
492430-1001	Ripple Butterscoth 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	8/1/2005 15:58
492465-1007	Sherbet Tart Cherry Base 5 gal pail	3	Spin	571013	EA	V	Yes	2/15/2006 10:47
492465-1026	Sherbet Tart Cherry Base 53lb plastic pail	3	Spin	571013	EA	N	No	2/16/2006 14:47
492465-1048	Sherbet Tart Cherry Base 550lb fiber drum w/liner	3	Spin	571013	EA	N	No	4/22/2005 10:49

492601-1006	Flavor T F Cherry WONF *	3	Colors	571009	GA	N	No	3/10/2005 11:33
492602-1006	Rum Flavor Zipps	3	Colors	571009	GA	N	No	6/23/2005 10:13
492618-1006	Butter Pecan Flavor Zipps	3	Colors	571009	GA	N	No	6/23/2005 11:55
492622-1006	Blue Moon Flavor *	3	Colors	571009	GA	N	No	3/10/2005 11:33
492623-1006	Superman Cherry Flavor *	3	Colors	571009	GA	N	No	3/10/2005 11:34
492640-1006	Pineapple Flavor *	3	Colors	571009	GA	N	No	8/30/2005 10:40
492641-1006	Pineapple Flavor *	3	Colors	571009	GA	N	No	5/3/2005 7:43
492652-1006	Artificial Raspberry Flavor *	3	Colors	571009	GA	N	No	3/10/2005 11:34
492697-1006	Pure Peppermint Flavor *	3	Colors	571009	GA	N	No	4/19/2005 8:20
492702-1006	Pure Peppermint *	3	Colors	571009	GA	N	No	3/10/2005 11:35
492708-1006	Maple Flavor Zipps	3	Colors	571009	GA	N	No	6/24/2005 14:42
492717-1006	Superman Vanilla *	3	Colors	571009	GA	N	No	3/10/2005 11:38
700002-1001	Puree Banna Wonf #0002 50 LB Plastic Pail	3	PureesFrts	571003	EA	V	Yes	12/1/1999 1:32
700005-1001	Puree Dark Raspberry #0005 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	12/1/1999 1:32
700006-1001	Puree Raspberry Wonf #0006 50 LB Plastic Pail	3	PureesFrts	571003	EA	V	Yes	12/1/1999 1:32
700007-1001	Puree Stawberry Wonf #0007 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	12/1/1999 1:32
700008-1001	Puree Banana N/A No Color #0008 50 LB Plastic Pail	3	PureesFrts	571003	EA	V	Yes	12/1/1999 1:32
700010-1001	Puree Strawberry No Color #0010 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	12/1/1999 1:32
700011-1001	Puree Strawberry Premium #0011 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	12/1/1999 1:32
700012-1001	Fruit Feeder Apple Chunks for Ice Cream #0012 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
700014-1001	Puree Dark Raspberry WONF with Seeds #0014 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	12/1/1999 1:32
700014-1068	Puree Dark Raspberry WONF with Seeds #0014 300# Fiber drum with liner	3	PureesFrts	571012	EA	N	No	12/1/1999 1:32
700017-1001	Puree Red Raspberry 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	7/12/2005 12:03
700018-1001	Puree Bavarian #0018 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	12/1/1999 1:32
700030-1001	Puree Banana No Color #0030 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	12/1/1999 1:32

700032-1001	Puree Strawberry Hi Fruit #0032 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	12/1/1999 1:32
700035-1001	Puree Red Raspberry #0035 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	12/1/1999 1:32
700042-1001	Fruit Mixed Berries 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
700042-1056	Fruit Mixed Berries 2100 lb Tote with liner	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
700042-1061	Fruit Mixed Berries 500 LB Steel Drum with liner	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
700042-1072	Fruit Mixed Berries 500# Steel drum with double liner	3	FruitPack	571002	EA	N	No	12/1/1999 1:32
700049-1001	Puree All Natural Strawberry #0049 50 LB Plastic Pail	3	PureesFrts	571003	EA	V	Yes	12/1/1999 1:32
700102-1001	Pineapple Crushed Hi Fruit #102 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
700103-1001	Peaches Chunky Bavarian #0103 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
700106-1001	Fruit Feeder Orange Pineapple #106 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
700107-1001	Spumoni #0107 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
700111-1001	Puree Strawberry Double Strenght #0111 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	12/1/1999 1:32
700114-1001	Peaches Sliced Solid Pack #0114 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	9/13/2002 7:37
700115-1001	Rum Rasin #0115 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
700117-1001	Fruit Feeder Cherry Halves Black Ext #0117 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
700121-1001	Fruit Feeder Apple Cinnamon #0121 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
700122-1001	Fruit Feeder Pineapple Crushed Lo Br #0122 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
700127-1001	Apple Cranberry Solid Pack 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
700129-1001	Strawberry Solid Pack 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
700135-1001	Strawberry Sliced Hi Fruit SP #0135 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
700136-1001	Strawberry Solid Pak 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 15:47
700137-1001	Peaches Diced Solid Pack #0137 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
700137-1004	Peaches Diced Solid Pack #0137 45 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
700137-1054	Peaches Diced Solid Pack #0137 45 lb Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
700140-1001	Pineapple Mix #0140 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32

700141-1001	Pineapple Mix Wonf #0141 50 LB Plastic Pail	3	FruitPack	571009	EA	V	Yes	12/1/1999 1:32
700150-1001	Puree Strawberry Pack 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
700156-1001	Fruit Feeder Banana Split Supreme W #0156 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
700159-1004	Diced Peach solid Pak-NSA 45# Plastic Pail	3	FruitPack	571012	EA	N	No	3/20/2002 13:00
700165-1001	Puree Strawberry No Sugar Added 50 LB Plastic Pail	3	PureesFrts	571012	EA	V	Yes	12/1/1999 1:32
700165-1004	Puree Strawberry No Sugar Added 45 LB Plastic Pail	3	PureesFrts	571003	EA	V	Yes	12/1/1999 1:32
700181-1004	Puree Strawberry Premium Solid Pack 45 LB Plastic Pail	3	FruitPack	571003	EA	N	No	12/1/1999 1:32
700181-1054	Strawberry Premium Solid Pack 0181 45 lb Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
700183-1001	Strawberry Solid Pack Reduced Color #0183 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
700189-1001	Strawberry Solid Pack No Sugar Added 0189 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
700192-1001	Puree Strawberry No Sugar Added 0192 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	12/1/1999 1:32
700195-1004	Puree Pineapple 0195 45 LB Plastic Pail	3	PureesFrts	571003	EA	V	Yes	12/1/1999 1:32
700196-1001	Red Raspberry Syrup No Sugar Added 0196 50 LB Plastic Pail	3	PureesFrts	571003	EA	V	Yes	12/1/1999 1:32
700198-1004	Fruit Feeder Peaches Diced Solid Pak 45 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
700199-1004	Strawberry Solid Pak 45 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
700200-1001	Strawberry Premium Solid Pack 0200 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
700200-1004	Strawberry Premium Solid Pack 0200 45 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
700201-1004	Strawberry Solid Pack #0201 45 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
700302-1001	Puree Coarse Pineapple 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	5/10/2005 12:59
700306-1001	Flavor Base Banana Cream Pie 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	4/12/2006 15:26
700314-1004	Strawberry Puree 45 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	11/21/2003 10:48
700316-1001	Puree Strawberry 0316 50 LB Plastic Pail	3	PureesFrts	571003	EA	V	Yes	12/1/1999 1:32
700316-1004	Puree Strawberry #0316 45 LB Pail	3	PureesFrts	571003	EA	N	No	6/12/2000 15:41
700318-1001	Puree Strawberry No Color 0318 50 LB Plastic Pail	3	PureesFrts	571003	EA	V	Yes	12/1/1999 1:32
700320-1001	Puree Strawberry WONF 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	12/1/1999 1:32

700344-1001	Puree Pumpkin Flavored WONF 0344 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	12/1/1999 1:32
700344-1072	Puree Pumpkin Flavored WONF 0344 500 LB Steel Drum w/double liner	3	FlavrBase	571009	EA	N	No	9/10/2002 11:53
700350-1008	Flavor Butterscotch Art. 525 LB Fiber Drum With Lid without liner	3	FlavrBase	571009	EA	V	Yes	12/1/1999 1:32
700350-1028	Flavor Butterscotch Art. 55lb plastic pail with lid	3	FlavrBase	571009	EA	N	No	7/20/2006 9:00
700362-1001	Flavor Base Cheescake WONF #0362 50 LB Plastic Pail	3	FlavrBase	571009	EA	V	Yes	12/1/1999 1:32
700365-1001	Flavor Base Cheesecake #0365 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	12/1/1999 1:32
700365-1008	Chocolate Syrup Base Van Gold D #525 fibre no liner	3	FlavrBase	571009	EA	V	Yes	12/30/2003 9:47
700365-1022	Flavor Base Cheesecake 0365 525 LB Steel Drum With Liner	3	FlavrBase	571009	EA	N	No	12/1/1999 1:32
700368-1026	Chocolate Syrup Dark Deluxe LV 0368 53 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	12/1/1999 1:32
700369-1026	Flavor Base Chocolate Dark Syrup #0369 53 LB Plastic Pail	3	FlavrBase	571009	EA	V	Yes	12/1/1999 1:32
700370-1001	Flavor Base Chocolate Dutch #0370 50 LB Plastic Pail	3	FlavrBase	571009	EA	V	Yes	12/1/1999 1:32
700372-1001	Chocolate Redimix #0372 50 LB Plastic Pail	3	FlavrBase	571009	EA	V	Yes	12/1/1999 1:32
700373-1001	Flavor Base Chocolate Malt Syrup #0373 50 LB Plastic Pail	3	FlavrBase	571009	EA	V	Yes	12/1/1999 1:32
700375-1001	Chocolate Malt Base #0375 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	12/1/1999 1:32
700378-1022	Chocolate Syrup-Dark Deluxe #0378 525 Steel Drum with Liner	3	FlavrBase	571009	EA	N	No	4/13/2000 8:46
700378-1026	Chocolate Syrup-Dark Deluxe #0378 53 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	12/1/1999 1:32
700378-1070	Chocolate Syrup-Dark Deluxe #0378 525 Steel Drum with Double Liner	3	FlavrBase	571009	EA	N	No	4/25/2000 16:48
700382-1001	Chocolate Syrup #0382 50 LB Plastic Pail	3	FlavrBase	571009	EA	V	Yes	12/1/1999 1:32
713011-1002	Chocolate Coating No Sugar Added #3011 500 LB Steel Drum Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
713011-1004	Chocolate Coating No Sugar Added #3011 45 LB Plastic Pail	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32

714100-1002	Coating Chocolate #4100 500 LB Steel Drum Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
714100-1004	Coating Chocolate #4100 45 LB Plastic Pail	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715001-1013	Coating Sugar Free Chocolate #5001 480 LB Steel Drum For Coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715002-1027	Coating Chocolate Liquior Base #5002 490 LB Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715006-1013	Coating NSA Chocolate w/splenda #5006 480 LB Steel Drum	3	Coatings	571001	EA	N	No	4/14/2003 9:31
715012-1002	Coating Chocolate Cone Cocoa/Liquior #5012 500 LB Steel Drum Coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715015	Coating Chocolate Cocoa Base #5015	3	Coatings	571001	LB	N	No	12/1/1999 1:32
715015-1013	Coating Chocolate Cocoa Base #5015 480 lb drum	3	Coatings	571001	LB	N	No	12/9/2003 13:16
715020	Coating Chocolate Liquor/Cocoa Base #5020	3	Coatings	571001	LB	V	Yes	12/1/1999 1:32
715020-1001	Chocolate Cone Coating 50 LB Pail	3	Coatings	571001	PA	V	Yes	10/2/2000 9:51
715020-1013	Coating Chocolate Cone Cocoa Based #5020 480 LB Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715021-1001	Chocolate Cone Coating 50 lb pail	3	Coatings	571001	PA	V	Yes	10/2/2000 12:27
715022-1002	Chocolate Cone Coating 500# drum	3	Coatings	571001	EA	V	Yes	2/13/2001 8:00
715022-1013	Coating Milk Chocolate #5022 480 LB Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715026-1002	Chocolate Coating 500# steel coating drum	3	Coatings	571001	EA	V	Yes	3/19/2002 11:18
715026-1004	Chocolate Coating 45# plastic pail	3	Coatings	571001	EA	V	Yes	3/19/2002 11:28
715027-1004	Coating Chocolate Base #5027 45 LB Plastic Pail	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715027-1013	Coating Chocolate Base #5027 480 lb Steel Drum For Coating	3	Coatings	571001	EA	N	No	7/7/2006 8:25
715027-1027	Coating Chocolate Base #5027 490 lb Steel Drum For Coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715029-1027	Coating Chocolate Cocoa Base #5029 490 LB Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715030-1013	Coating Chocolate #5030 480 LB Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715032-1027	Coating - Dark Cocoa Base #5032 490 LB Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32

715034-1013	Coating Chocolate Dark Cocoa Base #5032 480 LB Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715034-1027	Coating Chocolate Dark Cocoa Base #5032 490 LB Steel Drum For Coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715037-1013	Coating Dark Chocolate #5037 480 LB Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715037-1027	Coating ChocolateDark #5037 490 lb Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715038-1012	Coating Clear Predip #5038 410 LB Steel Drum For Coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715039-1004	Coating - White Predip 45# plastic pail	3	Coatings	571001	EA	N	No	5/22/2002 8:29
715041-1012	Coating Clear Predip #5041 410 LB Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715043-1004	Coating - White Predip 45# plastic pail	3	Coatings	571001	EA	N	No	2/27/2001 9:07
715043-1012	White Predip Coating 410# Coating Drum	3	Coatings	571001	EA	N	No	1/31/2002 11:36
715044-1012	Coating - White Predip (#5044)) 410 LB Steel Drum For Coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715045-1029	Coating - Chocolate Predip #5045 450 LB Steel Drum Coating	3	Coatings	571001	EA	N	No	3/10/2003 16:13
715046-1002	Coating Chocolate Flavored Cone Coating #5046 500 LB Steel Drum Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715046-1004	Coating Chocolate Flavored Cone 45 LB Plastic Pail	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715046-1054	Coating Chocolate Flavored Cone Coating #5046 45 lb Plastic Pail	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715049-1013	Coating Chocolate Dark #5049 480 LB Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715051-1002	Coating Milk Chocolate #5051 500 LB Steel Drum Coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715052	Coating Milk Chocolate Tanker	3	Coatings	571001	LB	N	No	9/13/2001 11:38
715052-1002	Coating Milk Chocolate #5052 500 LB Steel Drum Coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715053-1002	Coating Milk Chocolate Economy #5053 500 LB Steel Drum Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715054	Milk Chocolate Flavored Coating	3	Coatings	571001	LB	N	No	2/21/2002 13:43

715054-1002	Coating Milk Choc. 500# Steel Coating Drum	3	Coatings	571001	EA	N	No	7/24/2002 10:47
715055-1002	Coating Milk Chocolate No Sugar Added #5055 500 LB Steel Drum Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715056-1002	Coating Milk Chocolate #5056 500 LB Steel Drum Coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715060	Coating Milk Chocolate #5056	3	Coatings	571001	LB	N	No	12/1/1999 1:32
715060-1001	Coating Milk Chocolate Crispy 50 LB Plastic Pail	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715060-1004	Coating Milk Chocolate Crispy #5060 45 LB Plastic Pail	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715060-1013	Coating Milk Chocolate #5056 480 LB Steel Coating Drum	3	Coatings	571001	LB	V	Yes	4/14/2000 12:00
715070-1027	Coating Chocolate Dark Compound #5070 490 LB Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715073	Milk Chocolate Kodiak Tanker	3	Coatings	571001	LB	N	No	1/23/2002 15:54
715073-1002	Milk Chocolate Kodiak 500# steel coating drum	3	Coatings	571001	EA	N	No	1/23/2002 15:46
715082-1027	Coating Chocolate Dark #5082 490 lb Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715083-1012	Coating - White Predip #5083 410 LB Steel Drum For Coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715084-1029	Coating - Chocolate Predip #5084 450 LB Steel Drum Coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715085-1013	Coating - Chocolate 5085 480 LB Steel Drum For Coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715089	Coating Chocolate Head Cone 5089	3	Coatings	571001	LB	N	No	12/1/1999 1:32
715089-1004	Coating Chocolate Head Cone 5089 45 LB Pail	3	Coatings	571001	EA	N	No	7/11/2002 15:38
715089-1027	Coating Chocolate Head Cone 5089 490 lb Steel Drum For Coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715089-1034	Coating Chocolate Head Cone 5089 48 LB Pail	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715091-1002	Coating Chocolate Kone Kote 500 LB Steel Drum Coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715091-1004	Coating Chocolate Kone Kote 45 LB Plastic Pail	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715092	Coating Chocolate Cone Spray	3	Coatings	571001	LB	N	No	12/1/1999 1:32

715092-1001	Chocolate Coating #5092 50 lb plastic pail	3	Coatings	571001	EA	N	No	1/25/2000 8:31
715092-1004	Coating Chocolate #5092 45 LB Plastic Pail	3	Coatings	571001	EA	V	Yes	1/23/2000 1:35
715092-1022	Coating Chocolate Cone Spray 525 lb steel drum coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715092-1051	Coating Chocolate Cone Spray 525 lb steel drum coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715094-1004	Coating Chocolate Ripple 45 LB Plastic Pail	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715095-1027	Coating Chocolate Premium 5095 490 lb Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715097-1004	Coating Chocolate 45 LB Plastic Pail	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715097-1027	Coating Chocolate 490 lb Steel Drum For Coating	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715098-1074	Coating Sugar Free Chocolate Masterson #5098 47 LB Plastic Pail	3	Coatings	571001	EA	N	No	12/1/1999 1:32
715099-1004	Chocolate Cone Coating 45 LB Plastic Pail	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715100	Coating Chocolate	3	Coatings	571001	EA	N	No	6/14/2005 12:17
715101-1027	Coating Chocolate (SR6247B) 490 lb Steel Drum For Coating	3	Coatings	571001	EA	N	No	12/11/2003 17:15
715102-1013	Coating Chocolate #5030 480 LB Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715103	Coating Sugar Free #5103	3	Coatings	571001	LB	N	No	1/12/2000 13:58
715103-1027	Coating Sugar Free #5103 490 lb steel coating drum	3	Coatings	571001	EA	N	No	2/17/2004 11:15
715104-1013	Chocolate Coating NSA - 480# drum	3	Coatings	571001	EA	V	Yes	12/27/2000 8:53
715105-1002	Chocolate Coating Freezecote 500# steel coating drum	3	Coatings	571001	EA	N	No	5/2/2001 11:38
715106-1013	Coating Chocolate 480 LB Steel Drum For Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
715107	Coating Dark Chocolate Flavored #5107	3	Coatings	571001	LB	N	No	1/12/2000 14:11
715107-1002	Coating Dark Chocolate Flavored #5107 500 lb Drum	3	Coatings	571001	EA	N	No	1/11/2000 16:33
715109	Dark Chocolate Coating - Tanker	3	Coatings	571001	LB	N	No	2/13/2001 15:59
715109-1002	Dark Chocolate Coating	3	Coatings	571001	EA	N	No	11/14/2000 13:59
715109-1004	Dark Chocolate Coating 45# plastic pails	3	Coatings	571001	EA	N	No	8/22/2005 10:54
715110-1002	Coating Chocolate 500 LB Steel Drum Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32

715111	Coating Milk Chocolate #5111	3	Coatings	571001	LB	N	No	1/11/2000 11:54
715111-1002	Coating Milk Chocolate Flavored #5111 500 LB Drum	3	Coatings	571001	EA	N	No	1/11/2000 12:03
715112	Chocolate Coating #5112	3	Coatings	571001	LB	N	No	11/28/2000 15:38
715112-1002	Chocolate Coating #5112 500 lb drum	3	Coatings	571001	EA	N	No	11/28/2000 15:48
715112-1004	Chocolate Coating	3	Coatings	571001	EA	N	No	1/9/2002 15:34
715113-1002	Milk Chocolate Coating	3	Coatings	571001	EA	N	No	4/3/2001 14:14
715114-1002	Milk Chocolate Coating (3x3) 500# steel coating drum	3	Coatings	571001	EA	N	No	1/10/2002 11:42
715116-1002	Dark Chocolate Coating 500# steel coating drum	3	Coatings	571001	EA	N	No	4/2/2001 15:15
715117	Chocolate Flavored Coating - Tanker	3	Coatings	571001	LB	N	No	1/24/2001 10:00
715118	Coating Dark Chocolate Flavored #5118	3	Coatings	571001	LB	N	No	1/12/2000 14:09
715118-1027	Coating Dark Chocolate Flavored #5118 490 lb Drum	3	Coatings	571001	EA	N	No	1/11/2000 16:28
715119-1004	Chocolate Coating 45# plastic pail	3	Coatings	571001	EA	N	No	2/27/2001 8:51
715120-1001	Chocolate Cone Coating	3	Coatings	571001	PA	N	No	10/2/2000 12:29
715121-1034	Chocolate Cone Coating 48# plastic pail	3	Coatings	571001	EA	N	No	7/6/2001 8:42
715122-1002	Coating Chocolate Cone 500# steel coating drum	3	Coatings	571001	EA	N	No	2/13/2001 9:08
715123-1002	Coating Milk Chocolate #5051 500 LB Steel Drum Coating	3	Coatings	571001	EA	N	No	12/7/2000 14:30
715125-1034	Chocolate Cone Coating 48# plastic pail	3	Coatings	571001	EA	V	Yes	8/29/2001 7:47
715126-1002	Chocolate Coating 500# steel coating drum	3	Coatings	571001	EA	N	No	3/19/2002 15:06
715126-1004	Chocolate Coating 45# plastic pail	3	Coatings	571001	EA	N	No	3/19/2002 15:04
715127-1004	Coating Chocolate Novelty 45 LB Plastic Pail	3	Coatings	571001	EA	N	No	7/7/2005 8:59
715128-1002	Turner Classic Coating #5128 500lb# drum	3	Coatings	571001	LB	N	No	8/21/2002 11:25
715131-1002	Chocolate Coating 500# steel coating drum	3	Coatings	571001	EA	N	No	3/14/2005 14:23
715131-1004	Chocolate Coating 45# plastic pail	3	Coatings	571001	EA	N	No	3/14/2005 14:24
715132	Coating Dark Chocolate Flavored	3	Coatings	571001	EA	N	No	5/31/2005 9:21
715133	Coating Chocolate Cone Spray (High Melt)	3	Coatings	571001	LB	N	No	2/19/2004 9:51

715135-1051	Coating NSA Chocolate Cone Spray 525 lb steel drum coating	3	Coatings	571001	EA	N	No	11/1/2004 11:51
715140-1002	Coating Chocolate Dessert 500lb steel coating drum	3	Coatings	571001	EA	N	No	7/21/2005 12:51
715140-1004	Coating Chocolate Dessert 45 LB Plastic Pail	3	Coatings	571001	EA	N	No	7/14/2005 10:33
715141-1002	Coating Premium Dark Chocolate 500 LB Steel Drum	3	Coatings	571016	EA	N	No	3/7/2006 13:13
715143-1027	Coating NSA Chocolate Head Cone 5089 490 lb Steel Drum For Coating	3	Coatings	571001	EA	N	No	11/1/2004 11:50
715146-1012	Coating - White Predip (#5044)) 410 LB Steel Drum For Coating	3	Coatings	571001	EA	N	No	7/7/2005 8:36
715155-1029	Coating - Chocolate Predip 450 LB Steel Drum Coating	3	Coatings	571001	EA	N	No	9/8/2005 13:29
715162-1001	Premium Dark Chocolate Coating 50 lb pail	3	Coatings	571016	EA	N	No	3/9/2006 13:04
715178-1001	Premium Milk Chocolate Coating 50 lb pail	3	Coatings	571016	EA	N	No	3/9/2006 13:01
715182-1001	Premium Blended Chocolate Coating 50 lb pail	3	Coatings	571016	EA	N	No	7/5/2006 10:09
716004-1095	Chocolate Chip Liquid 525 LB Plastic Drum Coating	3	Coatings	571009	EA	N	No	4/20/2006 13:58
716102-1001	Chip Chocolate Flavo(soft Formulation) 50 LB Plastic Pail	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
716105-1001	Chip Chocolate Flavo (Liquid) #6105 50 LB Plastic Pail	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
716122-1004	Chip Chocolate Liquid #6122 45 LB Plastic Pail	3	Coatings	571001	EA	N	No	12/1/1999 1:32
720058-1029	Coating Caramel Flavored 450Lb Steel Drum Coating	3	Coatings	571001	EA	N	No	1/18/2006 15:37
720128-1005	4+1 Strawberry Puree 99% seedless 30# pail	3	ResaleItem	571015	EA	N	No	1/11/2005 15:46
720130-1005	Strawberries - Diced Stabilized 36# pail	3	ResaleItem	571015	EA	N	No	4/10/2001 13:48
720134-1005	Strawberries - Chunky Puree 48# pail	3	ResaleItem	571015	EA	N	No	3/28/2006 10:53
720139-1005	Strawberries - Sliced Stabilized 30% less acid 36# pail	3	ResaleItem	571015	EA	N	No	2/19/2004 11:02
720145-1005	Strawberries - Sliced Stabilized 36# pail	3	ResaleItem	571015	EA	N	No	4/10/2001 13:51
720151-1005	Strawberries - Sliced Stabilized NO acid 40# pail	3	ResaleItem	571015	EA	N	No	3/28/2006 10:55
720202-1001	Strawberry Liquid Bar Center #0202 50 LB Plastic Pail	3	FlavrBase	571002	EA	N	No	12/1/1999 1:32
720208-1007	Juice Bar Base Strawberry #208 5 Gallon Plastic Pail	3	Flavor	571002	EA	N	No	12/1/1999 1:32
720209-1007	Juice Bar Base Grape #0209 5 Gallon Plastic Pail	3	Flavor	571002	EA	N	No	12/1/1999 1:32

720211-1007	Juice Bar Base Orange #0211 5 Gallon Plastic Pail	3	Flavor	571002	EA	N	No	3/17/2004 11:56
720212-1007	Juice Bar Base Lime #0212 5 Gallon Plastic Pail	3	Flavor	571002	EA	N	No	10/13/2004 13:56
720226-1007	Orange Pineapple Banana Bar Base 5 Gallon Pail	3	FlavrBase	571009	GA	N	No	9/6/2000 11:24
720228-1007	Juice Bar Base Strawberry #0228 5 Gallon Plastic Pail	3	Flavor	571002	EA	N	No	3/25/2003 15:56
720233-1007	Juice Bar Base Raspberry #0233 5 Gallon Plastic Pail	3	Flavor	571002	EA	N	No	3/25/2003 15:57
720245-1007	Juice Bar Base Wild Berry #0245 5 Gallon Plastic Pail	3	Flavor	571002	EA	N	No	3/25/2003 15:58
770516-1018	Stabilizer Eskoloid / Emulsifier 150 LB Fiber Drum With Liner	3	Nov Stblzr	571005	EA	V	Yes	12/1/1999 1:32
770519-1018	Stabilizer for Water Ice #0519 150 LB Fiber Drum With Liner	3	Nov Stblzr	571001	EA	V	Yes	12/1/1999 1:32
770522-1014	Stabilizer I.C. #0522 50 LB Dairy Powder Bag	3	Nov Stblzr	571005	EA	V	Yes	12/1/1999 1:32
770522-1018	Stabilizer I.C. #0522 150 LB Fiber Drum With Liner	3	Nov Stblzr	571005	EA	V	Yes	12/1/1999 1:32
770768-1014	Premix Blend Sweetened with Sucralose 50 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	1/22/2004 9:35
770903-1014	Powder Stabilizer For No Sugar Added Novelty 50 LB Dairy Powder Bag	3	Nov Stblzr	571005	EA	N	No	12/1/1999 1:32
770907-1030	Stabilizer Blend Colored for Milk 0907 100 LB Fiber Drum	3	Nov Stblzr	571004	EA	N	No	12/1/1999 1:32
770924-1014	Stabilizer Colored for Milk #0924 50 LB Dairy Powder Bag	3	Nov Stblzr	571004	EA	N	No	12/1/1999 1:32
770924-1030	Stabilizer Colored for Milk 0924 100 LB Fiber Drum	3	Nov Stblzr	571004	EA	N	No	12/1/1999 1:32
770954-1006	Emulsifier Liquid 1 Gallon Plastic container With Lid	3	Emulsfrs	571018	EA	V	Yes	12/1/1999 1:32
770957-1014	Powder Stabilizer Blend for Chocolate Drink 50 LB Dairy Powder Bag	3	Powders	571005	EA	V	Yes	12/1/1999 1:32
770963-1030	Powder Stabilizer Blend for Milk 100 LB Fiber Drum	3	Nov Stblzr	571005	EA	N	No	12/1/1999 1:32
770965-1018	Stabilizer for Sherbet/Sorbet 0965 150 LB Fiber Drum With Liner	3	Nov Stblzr	571005	EA	N	No	12/1/1999 1:32
770965-1068	Stabilizer for Sherbet/Sorbet 300lb fiber drum w/liner	3	Nov Stblzr	571005	EA	N	No	6/2/2005 10:49
770971-1014	Premix Sugar and Fat Free 0971 50 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
770973-1016	Premix No Sugar Added Blend 0973 40 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32

770980-1014	Powder Dairy Dessert Solids #0980 50 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
771005-1014	Powder Chocolate Mousse NSA 1005 50 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
771008-1038	Powder Cocoa Blend Chocolate Shake #1008 48 LB Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
771008/1038	Powder Cocoa Blend Chocolate Shake #1008 48 LB Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
771009-1014	Powder Cocoa Blend For Soft Serve 50 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
771016-1014	Premix Chocolate Powder 1016 50 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
771017-1016	Powder Cocoa Blend for Ice Cream #1017 40 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
771025-1017	Powder Sugar Free Frozen Dessert Mix 45 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
771115-1024	Powder Fortifier Stabilizer Blend 1115 72 LB Fiber Drum With Liner	3	Nov Stblzr	571005	EA	V	Yes	12/1/1999 1:32
771116-1024	Powder Fortifier Stabilizer Blend 1116 72 LB Fiber Drum With Liner	3	Nov Stblzr	571005	EA	V	Yes	12/1/1999 1:32
775003-1084	Powder Chocolate 8 1/2# 42.5 LB Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
775006-1016	Powder Chocolate Dairy 8# (5006) 40 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
775009-1016	Powder Chocolate Dairy 8# (5009) 40 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
775010-1015	Powder Chocolate Dairy 9# (5010) 36 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775010-1017	Powder Chocolate Dairy 9# (5010) 45 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775011-1016	Powder Chocolate 40 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775011-1040	Powder Chocolate 51 LB Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775014-1019	Powder Chocolate Dairy 5# (5014) 35 LB Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775025-1017	Powder Chocolate Dairy 6# (5025) 45 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775028-1015	Powder Chocolate Dairy 6# (5028) 36 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32

775031-1038	Powder Chocolate Dairy 6# (5031) 48 LB Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775036-1019	Powder Chocolate Dairy 5# (5036) 35 LB Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775038-1019	Powder Chocolate Flavored (5038) 35 LB Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775042-1017	Powder Chocolate Dairy 6 1/2# (5042) 45 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775045-1039	Powder Chocolate Flavored 7# (5045) 49 LB Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775050-1015	Chocolate Dairy Powder 6#	3	Powders	571008	EA	V	Yes	11/21/2000 13:05
775050-1016	Powder Chocolate Dairy 8# (5050) 40 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
775051-1040	Powder Chocolate 8 1/2# Deans 51 LB Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775052-1016	Powder Chocolate Dairy 8# (5052) 40 LB Dairy Powder Bag	3	Powders	571001	EA	V	Yes	12/1/1999 1:32
775054-1016	Powder Chocolate Dairy 8# (5054) 40 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
775059-1017	Powder Chocolate Dairy Malt #5059 45 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775060-1017	Powder Chocolate Dairy 9# (5060) 45 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
775085-1037	Powder Chocolate Flavor #5085 30 LB Powder Bag	3	Powders	571010	EA	V	Yes	12/1/1999 1:32
775086-1008	Powder Chocolate Dairy Powder 10# 5086 50 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775086-1014	Powder Chocolate Spec. 10# (5098) 50 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775095-1014	Powder Chocolate Spec. 10# (5095) 50 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775096-1016	Powder Chocolate Dairy Powder 5096 40 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
775098-1014	Powder Chocolate Spec. 10# (5098) 50 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
775099-1037	Powder Chocolate Dairy 12# 30 LB Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775115-1016	Powder Chocolate Non Dairy #5115 40 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32

775119-1015	Chocolate Powder 12# (Kleinpeter) 36# bags	3	Powders	571008	EA	N	No	5/12/2003 10:11
775120-1016	Chocolate Flavored Powder 8# 40lb bag	3	Powders	571008	EA	N	No	4/29/2002 9:58
775124-1040	Powder Chocolate 8 1/2# Deans 51 LB Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775124-1084	Powder Chocolate 8 1/2# Deans 42.5 LB Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
775125-1038	Powder Chocolate Sugar Free (5125) 48 LB Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775127-1038	Powder Chocolate Dairy NSA & BGH 48 LB Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775134-1035	Chocolate Flavored Powder 6# 42lb bag	3	Powders	571008	EA	N	No	6/26/2003 10:40
775134-1037	Chocolate Flavored Powder 6# 30lb bag	3	Powders	571008	EA	N	No	7/24/2003 13:59
775136-1037	Powder 6# Chocolate Flavored 30# bag (Gillette)	3	Powders	571008	EA	N	No	8/13/2003 11:32
775142-1016	Powder Chocolate Dairy 8# (5142) 40 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	1/6/2004 13:54
775150-1017	Powder Chocolate Dairy 9# 45 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775151-1017	Powder Chocolate 9# UHT 45 lb. Powder Bag	3	Powders	571008	EA	N	No	3/20/2000 11:29
775158-1016	Chocolate Dairy Powder 10# 40# bags	3	Powders	571008	EA	N	No	7/17/2001 11:21
775161-1015	Chocolate Malt Shake Powder #9.25 (UHT) No stabilzer #37lb/bag	3	Powders	571008	EA	V	Yes	10/28/2002 14:51
775161-1016	Chocolate Malt Shake Powder #10 40#bag	3	Powders	571008	EA	N	No	6/28/2002 16:01
775161-1090	Chocolate Malt Shake Powder #9.25 (UHT) No stabilzer #37lb/bag	3	Powders	571008	EA	N	No	10/29/2002 9:15
775163-1016	Chocolate Dairy Powder 10# 40# bags	3	Powders	571008	EA	N	No	11/12/2001 10:05
775166-1015	Chocolate Flavored Powder 12# 36# bags	3	Powders	571008	EA	N	No	3/4/2004 15:35
775171-1015	Chocolate Powder 12# 36# bags	3	Powders	571008	EA	N	No	7/17/2001 8:27
775171-1038	Chocolate Dairy Powder 12# 48# bags	3	Powders	571008	EA	V	Yes	7/10/2001 15:39
775204-1014	Powder Core Chocolate #5204 50 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	9/8/2000 8:15
775205-1014	Powder Core Chocolate #5205 50 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
775205-1036	Powder Core Chocolate #5205 250 LB Fiber Drum	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775210-1014	Powder Core Chocolate #5210 50 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32

775225-1014	Powder Core Lemon #5225 50 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775230-1014	Powder Strawberry Core 5230 50 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775230-1018	Powder Strawberry Core 5230 150 LB Fiber Drum With Liner	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
775231-1014	Powder Strawberry Core 5231 50 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
775237-1014	Powder Novelty Core 5231 50 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	2/10/2004 9:31
776200-1017	Stabilizer #1 Egg Nog #6200 45 LB Dairy Powder Bag	3	Nov Stblzr	571004	EA	N	No	12/1/1999 1:32
776200-1018	Stabilizer #1 Egg Nog #6200 150 LB Fiber Drum With Liner	3	Nov Stblzr	571005	EA	N	No	12/1/1999 1:32
776200-1030	Stabilizer #1 Egg Nog #6200 100 LB Fiber Drum	3	Nov Stblzr	571005	EA	N	No	12/1/1999 1:32
776200-1089	Stabilizer #1 Egg Nog #6200 39 LB Dairy Powder Bag	3	Nov Stblzr	571004	EA	V	Yes	9/18/2000 9:16
776202-1030	Stabilizer Egg Nog #6202 100 LB Fiber Drum	3	Nov Stblzr	571005	EA	N	No	12/1/1999 1:32
776203-1014	Stabilizer Egg Nog 50 LB bags	3	Stabilizer	571005	EA	N	No	10/12/2005 9:12
776203-1018	Stabilizer Egg Nog 150 LB Fiber Drum With Liner	3	Stabilizer	571005	EA	N	No	12/1/1999 1:32
776203-1030	Stabilizer Egg Nog 100 LB Fiber Drum	3	Stabilizer	571005	EA	N	No	12/1/1999 1:32
776211-1018	Powder Stabilizer For Nonfat Egg Nog 6211 150 LB Fiber Drum With Liner	3	Nov Stblzr	571005	EA	V	Yes	12/1/1999 1:32
777100-1016	Powder Sugar Free Bar 7101 40 LB Dairy Powder Bag	3	Powders	571010	EA	N	No	12/1/1999 1:32
777101-1014	Powder Fudge Bar Natural #7101 50 LB Dairy Powder Bag	3	Powders	571010	EA	V	Yes	12/1/1999 1:32
777103-1037	Powder Chocolate Fudge Bar 7103 30 LB Powder Bag	3	Powders	571010	EA	V	Yes	12/1/1999 1:32
777104-1014	Powder Fudge Bar #7104 50 LB Dairy Powder Bag	3	Powders	571010	EA	N	No	12/1/1999 1:32
777106-1014	Powder Chocolate Fudge Bar 7106 50 LB Dairy Powder Bag	3	Powders	571010	EA	N	No	12/1/1999 1:32
777109-1014	Powder Fudge Bar Premium #7109 50 LB Dairy Powder Bag	3	Powders	571010	EA	V	Yes	12/1/1999 1:32
777109-1016	Powder Fudge Bar Premium #7109 40 LB Dairy Powder Bag	3	Powders	571010	EA	V	Yes	12/1/1999 1:32
777110-1016	Powder Fudge Bar Premium NSA #7110 40 LB Dairy Powder Bag	3	Powders	571010	EA	V	Yes	12/1/1999 1:32

777113-1014	Powder Fudge Bar #7113 50 LB Dairy Powder Bag	3	Powders	571010	EA	N	No	12/1/1999 1:32
777114-1035	Powder Sugar Free Creamy Fudge Bar 7114 42 LB Powder Bag	3	Powders	571010	EA	N	No	12/1/1999 1:32
777122-1014	Powder Sugar Free Fudge Bar 7122 50 LB Dairy Powder Bag	3	Powders	571010	EA	N	No	12/1/1999 1:32
777124-1014	Powder Fudge Bar with Splenda 50 LB Dairy Powder Bag	3	Powders	571010	EA	N	No	2/19/2004 9:48
781633-1006	Water Ice Flavor Lime Double Strength 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	N	No	12/1/1999 1:32
781635-1006	Water Ice Flavor Lemon Double Strength 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	N	No	12/1/1999 1:32
781641-1006	Water Ice Flavor Cherry Double Strength 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
781645-1006	Water Ice Banana 1645 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
781648-1006	Water Ice Vanilla 1648 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
781650-1006	Flavor Base Raspberry No Sugar Added 1650 1 Gallon Plastic Pail With Lid*	3	Water Ice	571011	EA	N	No	12/1/1999 1:32
781651-1006	Water Ice Flavor Cherry NSA 1651 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	N	No	12/1/1999 1:32
781652-1006	Water Ice Flavor Grape NSA #1652 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
781653-1006	Water Ice Flavor Orange NSA #1653 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
781660-1006	Water Ice Flavor Banana Single Strength 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	N	No	12/1/1999 1:32
781661-1006	Water Ice Flavor Cherry Double Strength 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	N	No	12/1/1999 1:32
781662-1006	Water Ice Flavor Grape Double Strength 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	N	No	12/1/1999 1:32
781664-1006	Water Ice Flavor Orange Double Strength 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	N	No	12/1/1999 1:32
781666-1006	Water Ice Flavor Raspberry Blue Double Strength 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	N	No	12/1/1999 1:32

781667-1006	Water Ice Root Beer 1667 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	N	No	12/1/1999 1:32
781670-1006	Water Ice Flavor Orange Single Strength 1670 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	N	No	12/1/1999 1:32
781671-1006	Water Ice Flavor Cherry Single Strength 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	N	No	12/1/1999 1:32
781672-1006	Water Ice Flavor Grape Single Strength 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	N	No	12/1/1999 1:32
781678-1006	Strawberry Water Ice Flavor	3	Water Ice	571011	EA	N	No	1/21/2000 14:17
781680-1006	Water Ice Flavor Banana Double Strength 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	N	No	12/1/1999 1:32
790006-1006	Egg Nog Flavor Concentrate 1:500 1 Gallon Plastic container With Lid	3	FlavrBase	571006	EA	N	No	12/1/1999 1:32
790006-1007	Egg Nog Flavor Concentrate 1:500 5 Gallon Plastic container With Lid	3	FlavrBase	571006	EA	N	No	10/3/2002 10:07
790020-1001	Flavor Base Holiday Drink #0020 50 LB Plastic Pail	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790105-1001	Flavor Base Nog 1/2% EYS #0105 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790105-1061	Flavor Base Nog 1/2% EYS #0105 500 LB Steel Drum with liner	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790110-1001	Flavor Base Egg Nog 1% EYS #0110 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790111-1001	Flavor Base Southern Comfort Egg Nog 50 LB Plastic Pail	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790111-1061	Flavor Base Southern Comfort Egg Nog 500 LB Steel Drum with liner	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790113-1001	Flavor Base Southern Comfort Egg Nog 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790113-1032	Flavor Base Southern Comfort Egg Nog 500 LB Steel Drum	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790113-1061	Flavor Base Southern Comfort Egg Nog #0113 500 LB Steel Drum with liner	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790117-1033	Flavor Base Egg Nog 1% EYS #0117 450 LB Fiber Drum	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790117-1034	Flavor Base Egg Nog 1% EYS #0117 48 LB Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790123-1001	Flavor Base Egg Nog 1% EYS #1023 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32

790123-1032	Flavor Base Egg Nog 1% EYS #1023 500 LB Steel Drum	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790123-1061	Flavor Base Egg Nog 1% EYS #1023 500 LB Steel Drum with liner	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790125-1001	Egg Nog Base UHT	3	EggBases	571006	EA	N	No	9/28/2000 8:40
790125-1072	Egg Nog Base 500# drum	3	EggBases	571006	EA	N	No	10/3/2000 8:42
790127-1001	Egg Nog Base - All natural 50# plastic pail	3	EggBases	571006	EA	N	No	10/1/2001 8:51
790142-1001	Flavor Base Southern Comfort Egg Nog for Ice Cream 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	9/9/2005 13:44
790205-1001	Flavor Base Nog 1/2% EYS #0205 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790205-1061	Flavor Base Nog 1/2% EYS #0205 500 LB Steel Drum with liner	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790211-1001	Flavor Base Egg Nog 1% EYS #0211 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790211-1032	Flavor Base Egg Nog 1% EYS #0211 500 LB Steel Drum	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790211-1061	Flavor Base Egg Nog 1% EYS #0211 500 LB Steel Drum with liner	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790211-1069	Flavor Base Egg Nog 1% EYS #0211 500# fiber drum with double liner	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790211-1072	Flavor Base Egg Nog 1% EYS #0211 500# Steel drum with double liner	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790212-1032	Flavor Base Egg Nog 1% EYS #0212 500 LB Steel Drum	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790212-1061	Flavor Base Egg Nog 1% EYS #0212 500 LB Steel Drum with liner	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790213-1001	Flavor Base Egg Nog 1% EYS #0213 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790213-1061	Flavor Base Egg Nog 1% EYS #0213 500 LB Steel Drum with liner	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790215-1001	Flavor Base Nog 1/2% Royale #0215 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790215-1061	Flavor Base Nog 1/2% EYS #0215 500 LB Steel Drum with liner	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790215/1061	Flavor Base Nog 1/2% Royale #0215 500 LB Steel Drum with liner	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32

790216-1001	Flavor Base Egg Nog 1% EYS #0216 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790216-1002	Flavor Base Egg Nog 1% EYS #0216 500 LB Steel Drum Coating	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790216-1041	Flavor Base Egg Nog 1% EYS #0216 250 LB Fiber Drum	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790216-1042	Flavor Base Egg Nog 1% EYS #0216 410 LB Steel Drum	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790216-1043	Flavor Base Egg Nog 1% EYS #0216 450 LB Steel Drum	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790216-1061	Flavor Base Egg Nog 1% EYS #0216 500 LB Steel Drum with liner	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790216-1069	Flavor Base Egg Nog 1% EYS #0216 500# fiber drum with double liner	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790216-1072	Flavor Base Egg Nog 1% EYS #0216 500# Steel drum with double liner	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790216-1079	Flavor Base Egg Nog 1% EYS #0216 420 LB Steel Drum with liner	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790216-1086	Flavor Base Egg Nog 1% EYS #0216 450 LB Fiber Drum with Single Liner	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790216-1161	Flavor Base Egg Nog 1% EYS #0216 500 LB Steel Drum with liner	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790218-1001	Flavor Base Egg Nog Lite 1% EYS #0218 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790220-1001	Flavor Base Nog 1/2% Royale NO NUTMEG 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	9/21/2004 15:19
790233-1001	Flavor Base Nog Sugar Free Royale (0233) 50 LB Plastic Pail	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790235-1001	Flavor Base Egg Nog 1% E.Y.S. #0235 50 LB Plastic Pail	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790235-1061	Flavor Base Egg Nog 1% E.Y.S. #0235 500 LB Steel Drum with liner	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790239-1001	Flavor Base Egg Nog 1% EYS #0239 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32

790239-1061	Flavor Base Egg Nog 1% EYS #0239 500 LB Steel Drum with liner	3	EggBases	571006	EA	N	No	12/1/1999 1:32
790240-1001	Flavor Base Boiled Custard 0240 50 LB Plastic Pail	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790245-1001	Flavor Base Egg Nog Nonfat 1% EYS #0245 50 LB Plastic Pail	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790245-1032	Flavor Base Egg Nog Nonfat 1% EYS #0245 500 LB Steel Drum	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
790246-1001	Flavor Base Egg Nog 1% EYS UHT/No Nutmeg 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	10/4/2004 11:40
790247-1074	Boiled Custard Base (Turner) 47 LB Plastic Pail	3	Pails	571006	EA	N	No	11/26/2002 15:06
791102-1001	Spiced Apples for Frozen Yogurt 1102 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
791105-1001	Yogurt Frozen Peach 1105 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
791107-1001	Yogurt Frozen Red Raspberry 1107 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
791107-1022	Yogurt Red Raspberry (Frozen) 1107 525 LB Steel Drum With Liner	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
791109-1001	Yogurt Blueberry (Frozen) 1109 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
791109-1022	Yogurt Blueberry (Frozen) 1109 525 LB Steel Drum With Liner	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
791117-1001	Yogurt Red Raspberry Solids 1117 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
791125-1001	Yogurt Frozen Peach 1125 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
791144-1007	Fruit Juice Base #1144 5 Gallon Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
791153-1001	Yogurt Cherry Swiss #1153 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
791249-1001	Yogurt Frozen Strawberry 1249 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
791256-1001	Yogurt Pineapple 1256 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
791258-1001	Yogurt Swiss Strawberry 1258 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
791265-1001	Yogurt Swiss Peach 1265 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
791601-1001	Ripple Blueberry 1601 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791601-1022	Ripple Blueberry 1601 525 LB Steel Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791601-1068	Ripple Blueberry 1601 300# Fiber drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32

791609-1001	Ripple Cinnamon 1609 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791615-1001	Ripple Red Raspberry 1615 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791617-1001	Ripple Butterscotch 1617 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791617-1008	Ripple Butterscotch 525 LB Fiber Drum With Lid without liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791617-1022	Ripple Butterscotch 1617 525 LB Steel Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791617-1025	Ripple Butterscotch 1617 310 LB Fiber Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791617-1070	Ripple Butterscotch 1617 525# Steel drum with double liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791618-1001	Ripple Strawberry 1618 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791618-1008	Ripple Strawberry 1618 525 LB Fiber Drum With Lid with liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791618-1022	Ripple Strawberry 1618 525 LB Steel Drum With Liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791623-1001	Ripple Butterscotch 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791623-1008	Ripple Butterscotch 1617 525 LB Fiber Drum With Lid without liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791623-1070	Butterscotch Ripple 525# steel drum with double liner	3	Ripple	571002	EA	N	No	3/6/2002 14:24
791625-1001	Ripple Chocolate Butter Fudge 1625 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791625-1022	Ripple Chocolate Butter Fudge 1625 525 LB Steel Drum With Liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791659-1022	Ripple Carmel Fat Free 525 LB Steel Drum With Liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791659-1028	Ripple Carmel Fat Free 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791668-1001	Ripple Strawberry 1668 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791668-1008	Ripple Strawberry 1668 525 LB Fiber Drum With Lid	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791668-1020	Ripple Strawberry 1668 2500 LB Tote With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791668-1056	Ripple Strawberry 1668 2100 lb Tote with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791668-1057	Ripple Strawberry 1668 2200 lb Tote with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791668-1058	Ripple Strawberry 1668 2300 lb Tote with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791668-1075	Ripple Strawberry 1668 Tote 2500# Arena	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32

791668-1088	Ripple Strawberry 1668 Tote 2000# Remcon	3	Varigates	571002	EA	V	Yes	6/8/2000 9:22
791671-1070	Ripple Caramel Natural Flavor 525# Steel drum with double liner	3	Varigates	571002	EA	N	No	8/6/2004 10:07
791675-1004	Peanut Butter Ripple 1675 45 LB Plastic Pail B4458-2	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791679-1008	Ripple Caramel Economy 1679 525 LB Fiber Drum With Lid	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791679-1028	Ripple Caramel Creme 1680 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791679-1055	Ripple Caramel Creme 1680 2000 lb Tote with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791680-1008	Ripple Caramel Creme 1680 525 LB Fiber Drum With Lid without liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791680-1028	Ripple Caramel Creme 1680 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791681-1001	Ripple Scotch 1681 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791681-1008	Ripple Scotch 1681 525 LB Fiber Drum With Lid without liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791681-1009	Ripple Scotch 1681 500 LB Fiber Drum With Lid	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791681-1028	Ripple Scotch 1681 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791685-1001	Ripple Carmel 1685 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791685-1008	Ripple Caramel 1685 525# Fiber Drum no liner with lid	3	Varigates	571002	EA	N	No	4/19/2004 11:27
791685-1070	Ripple Caramel 1685 525# Steel drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791686-1001	Ripple Scotch 1681 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791686-1028	Ripple Scotch 1681 55 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791692-1022	Ripple Carmel Creme (No Preservatives) #1692 525 LB Steel Drum With Liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791692-1028	Ripple Carmel Creme (No Preservatives) #1692 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791693-1008	Ripple Carmel Creme 1693 525 LB Fiber Drum With Lid	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791693-1028	Ripple Carmel Creme 1693 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791696-1070	Ripple Caramel 525# Steel drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
791696-1073	Ripple Caramel 525 LB Fiber Drum with Double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32

791803-1001	Core Chocolate Concentrate #1803 50 LB Plastic Pail	3	Flavor	571002	EA	V	Yes	12/1/1999 1:32
791803-1022	Core Chocolate Concentrate #1803 525 LB Steel Drum With Liner	3	Flavor	571002	EA	V	Yes	12/1/1999 1:32
791804-1001	Flavor base French Custard #1804 50 LB Plastic Pail	3	Flavor	571002	EA	V	Yes	12/1/1999 1:32
791806-1001	Flavor Base Standard Custard #1806 50 LB Plastic Pail	3	Flavor	571002	EA	N	No	12/1/1999 1:32
791807-1001	Flavor Base French Custard #1807 50 LB Plastic Pail	3	Flavor	571002	EA	V	Yes	12/1/1999 1:32
791808-1070	Flavor Base French custard #89-1808 525# Steel drum with double liner	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
791809-1001	Honey Base Prepared #1809 50 LB Plastic Pail	3	Flavor	571002	EA	V	Yes	12/1/1999 1:32
791813-1044	Flavor Base Strawberry Eclair #1813 300 LB Fiber Drum	3	Flavor	571002	EA	V	Yes	12/1/1999 1:32
791820-1001	Chocolate Fondant #1820 50 LB Plastic Pail	3	Flavor	571002	EA	N	No	12/1/1999 1:32
791820-1022	Chocolate Fondant #1820 525 LB Steel Drum With Liner	3	Flavor	571002	EA	V	Yes	12/1/1999 1:32
791820-1070	Chocolate Fondant #1820 525 LB Steel Drum With Liner	3	Flavor	571009	EA	N	No	12/1/1999 1:32
791820-1073	Chocolate Fondant #1820 525 LB Fiber Drum with Double liner	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
791820-1170	Chocolate Fondant #1820 525# Steel drum with double liner	3	Flavor	571009	EA	N	No	12/1/1999 1:32
791820-A070	Chocolate Fondant #1820 525# Steel drum with double liner	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
791831-1001	Strawberry Sundae CP Sauce SDL #1831 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
791833-1001	Flavor Base French Custard #1833 50 LB Plastic Pail	3	Flavor	571002	EA	V	Yes	12/1/1999 1:32
791838-1001	Flavor Custard #1838 50 LB Plastic Pail	3	Flavor	571002	EA	N	No	12/1/1999 1:32
791838-1044	French Custard Base #1838 300 LB Fiber Drum	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
791838-1068	French Custard Base #1838 300# Fiber drum with liner	3	Flavor	571009	EA	N	No	12/1/1999 1:32
791850-1001	French Custard Base #1850 50 LB Plastic Pail	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
791851-1001	Homemade Vanilla Base 50# plastic pail	3	Flavor	571009	EA	N	No	10/23/2003 17:00
791853-1001	French Custard Base No Color 50# plastic pail	3	Flavor	571009	EA	N	No	1/11/2002 9:11
791855-1001	NSA French Custard Base 50 lb plastic pail	3	Flavor	571009	EA	N	No	6/3/2003 13:00

792135-1006	Water Ice Flavor Lime Single Strenght #2135 1 Gallon Plastic Pail With Lid	3	Water Ice	571002	EA	N	No	12/1/1999 1:32
792282-1007	Sherbet Orange Base 5 Gallon Plastic Pail	3	Spin	571013	EA	N	No	3/29/2005 10:11
792283-1007	Sherbet Lime Base 5 Gallon Plastic Pail	3	Spin	571013	EA	N	No	4/5/2005 9:26
792284-1007	Sherbet Lemon Base 5 Gallon Plastic Pail	3	Spin	571013	EA	N	No	4/5/2005 9:26
792305-1008	Puree Black Raspberry 525 LB Fiber Drum no liner	3	PureesFrts	571003	EA	V	Yes	4/25/2005 8:56
792400-1006	Vanilla Wonf 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	V	Yes	12/1/1999 1:32
792402-1006	Flavor Strawberry Natural 1 Gallon Plastic Jug With Lid *	3	BG Flavors	571002	EA	N	No	3/14/2005 11:13
792416-1006	Flavorite Pistachio Flavorite N/A 2416 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	N	No	12/1/1999 1:32
792429-1006	Flavorite Strawberry Natural WONF 2429 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	N	No	12/1/1999 1:32
792430-1006	Flavorite Butter Pecan 2430 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	N	No	12/1/1999 1:32
792430-1007	Flavorite Butter Pecan 2430 5 Gallon Plastic Pail	3	BG Flavors	571002	EA	N	No	12/1/1999 1:32
792439-1006	Strawberry Flavor 2439 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	N	No	12/1/1999 1:32
792439-1007	Flavor Strawberry #2439 5 Gallon Plastic Pail	3	BG Flavors	571014	EA	N	No	12/1/1999 1:32
792450-1006	Flavorite Butter Pecan 2450 1 Gallon Plastic container With Lid	3	BG Flavors	571014	EA	V	Yes	12/1/1999 1:32
792508-1006	Fruit Drink Base Orange (1-200) #2508 1 Gallon Plastic container With Lid	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
792508-1007	Fruit Drink Base Orange (1-200) #2508 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	N	No	12/1/1999 1:32
792514-1007	Fruit Drink Base Orange 10% (1-40) #2514 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792521-1007	Fruit Drink Base Orange Natural (1-10) #2521 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792522-1007	Fruit Drink Base Orange Natural 5% (1-10) #2522 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792526-1007	Fruit Drink Base Lemon (1-100) #2526 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792527-1007	Fruit Drink Base Lemonade (1-50) #2526 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32

792529-1007	Fruit Drink Base Lemon (1-100) #2529 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792530-1007	Fruit Drink Base Lemon Pink (1-100) #2530 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	N	No	12/1/1999 1:32
792532-1006	Fruit Drink Base Lemon (1-200) #2532 1 Gallon Plastic container With Lid	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792532-1007	Fruit Drink Base Lemon (1-200) #2532 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792533-1007	Fruit Drink Base Lemon Pink Natural #2533 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792539-1007	Fruit Drink Base Lemonade Pink (1-400) #2539 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792540-1007	Drink Base Raspberry Lemonade 1-50 #2540 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792541-1007	Drink Base Lemon Lime (1-100) #2540 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792543-1006	Fruit Drink Base Lemon Lime (1-200) #2543 1 Gallon Plastic container With Lid	3	DrnkBase	571007	EA	N	No	12/1/1999 1:32
792543-1007	Fruit Drink Base Lemon Lime (1-200) #2543 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	N	No	12/1/1999 1:32
792552-1007	Fruit Drink Base Grape N/A (1-100) #2552 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792554-1007	Fruit Drink Base Grape (1-200) #2554 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792556-1007	Fruit Drink Base Grape Natural (1-60) #2556 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792567-1007	Fruit Drink Base Grape Natural (1-45) #2567 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792572-1007	Fruit Drink Base Fruit Punch (100) #2572 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	N	No	12/1/1999 1:32
792572-1045	Fruit Drink Base Fruit Punch (100) #2572 50 LB Fiber Drum	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792573-1007	Fruit Drink Base Fruit Punch N/A (1-50) #2573 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792575-1006	Fruit Drink Base Raspberry Blue (1-20) #2575 1 Gallon Plastic container With Lid	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32

792575-1007	Fruit Drink Base Raspberry Blue (1-20) #2575 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792578-1007	Fruit Drink Base Fruit Punch (1-200) #2578 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	N	No	12/1/1999 1:32
792586-1007	Fruit Drink Base Fruit Punch (1-45) #2586 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	N	No	12/1/1999 1:32
792593-1007	Fruit Drink Base Cherry (1-200) #2593 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792594-1007	Fruit Drink Base Apple Cider Flavored #2594 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792602-1007	Fruit Drink Base Strawberry N&A 1-100 <5% #2602 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
792604-1007	Fruit Drink Base Cherry Apple (1-200) #2594 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792607-1007	Fruit Drink Base Fruit Punch Natural #2607 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792615-1006	Drink Base Wild Berry #2615 1 Gallon Plastic container With Lid	3	DrnkBase	571007	EA	N	No	12/1/1999 1:32
792615-1007	Drink Base Wild Berry #2615 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	N	No	12/1/1999 1:32
792658-1006	Fruit Drink Base Grape (1-200) #2658 1 Gallon Plastic container With Lid	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
792658/1006	Fruit Drink Base Grape (1-200) #2658 1 Gallon Plastic container With Lid	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
792659-1007	Fruit Drink Base Fruit Punch (1-200) #2659 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
792661-1007	Fruit Drink Base Raspberry Blue (1-10) #2661 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792662-1001	Fruit Drink Base Raspberry Blue (1-10) #2661 50 LB Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792662-1007	Fruit Drink Base Raspberry Blue (1-10) #2661 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792664-1006	Fruit Drink Base Kiwi Strawberry (1-45) #2664 1 Gallon Plastic Pail With Lid	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
792664-1007	Fruit Drink Base Kiwi Strawberry (1-45) #2664 5 Gallon Plastic Pail	3	DrnkBase	571002	EA	V	Yes	12/1/1999 1:32
793014-1001	Ripple Cranberry #3014 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32

793031-1001	Ripple Butterscoth #3031 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793031-1022	Ripple Butterscoth #3031 525 LB Steel Drum With Liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793055-1001	Ripple Boysenberry 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793055-1056	Ripple Boysenberry 2100 lb Tote with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793055-1061	Ripple Boysenberry 500 LB Steel Drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793055-1069	Ripple Boysenberry 500# fiber drum with double liner	3	Varigates	571009	EA	V	Yes	12/1/1999 1:32
793055-1072	Ripple Boysenberry 500# Steel drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793068-1028	Ripple Caramel NSA with splenda 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	5/11/2004 11:03
793074-1008	Ripple Caramel NSA 525 LB Fiber Drum With Lid without liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793074-1067	Ripple Caramel NSA 525 LB Fiber Drum with liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793075-1001	Ripple Mocha Fudge #3075 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793090-1001	Ripple Caramel NSA 3090 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793090-1009	Ripple Caramel NSA #3090 500 LB Fiber Drum With Lid with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793090-1020	Ripple Caramel NSA 3090 2500 LB Tote With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793090-1028	Ripple Caramel NSA 3090 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793090-1080	Ripple Caramel NSA #3090 500 LB Fiber Drum no liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793092-1008	Caramel Topping 525 LB Fiber Drum With Lid without liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793092-1028	Caramel Topping 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793110-1001	Ripple Cherry Red N/A 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793110-1028	Ripple Cherry Red N/A 55 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793111-1001	Ripple Cherry Maraschino NSA 3111 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793115-1001	Ripple Cherry 3115 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793115-1068	Ripple Cherry 3115 300# Fiber drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793121-1001	Chocolate Ripple/Homogenized 50# plastic pail	3	Varigates	571002	EA	N	No	1/31/2003 13:55

793127-1001	Ripple Blueberry NSA 3127 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793127-1004	Ripple Blueberry NSA 3127 45 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793127-1009	Ripple Blueberry NSA 3127 500 LB Fiber Drum With Lid	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793133-1001	Ripple Chocolate 3133 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793133-1008	Ripple Chocolate #3133 525 LB Fiber Drum With Lid without liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793133-1022	Ripple Chocolate #3133 525 LB Steel Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793133-1028	Ripple Chocolate 3133 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	3/27/2003 8:25
793133-1065	Ripple Chocolate 3133 550 LB fibre drum	3	Varigates	571002	EA	N	No	4/1/2003 15:28
793133-1067	Ripple Chocolate #3133 525 LB Fiber Drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793133-1088	Ripple Chocolate 3133 Tote 2000# Remcon	3	Varigates	571002	EA	N	No	4/11/2003 13:59
793134-1001	Ripple Chocolate #3134 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793134-1022	Ripple Chocolate #3134 525 LB Steel Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793134-1044	Ripple Chocolate #3134 300 LB Fiber Drum	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793134-1068	Ripple Chocolate #3134 300# Fiber drum with liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793136-1073	Ripple Chocolate Mint #3136 525 LB Fiber Drum with Double liner	3	Varigates	571009	EA	V	Yes	12/1/1999 1:32
793139-1028	Chocolate Spin 55# pail	3	Ripple	571002	EA	N	No	5/7/2001 14:30
793139-1070	Chocolate Spin 525# drum	3	Spin	571002	EA	N	No	2/13/2001 8:37
793139-1072	Chocolate Spin 525# drum	3	Spin	571002	EA	V	Yes	2/13/2001 8:34
793141-1001	Ripple Chocolate #3141 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793141-1008	Ripple Chocolate #3141 525 LB Fiber Drum With Lid	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793141-1067	Chocolate Ripple 525# fiber drum with liner	3	Varigates	571002	EA	N	No	3/1/2000 14:57
793143-1008	Ripple Chocolate flavored 525# Fiber drum, no liner	3	Varigates	571002	EA	N	No	1/27/2000 10:28
793143-1080	Chocolate Ripple 500# fiber drum - no liner	3	Varigates	571002	EA	N	No	1/10/2001 15:27
793143-1081	Ripple Chocolate Flavored 540 LB steel drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793143-1085	Ripple Chocolate Flavored 540# fiber drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32

793149-1001	Ripple Chocolate NSA #3149 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793149-1009	Ripple Chocolate NSA #3149 500 LB Fiber Drum With Lid with liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793149-1020	Ripple Chocolate NSA #3149 2500 LB Tote With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793149-1032	Ripple Chocolate NSA #3149 500 LB Steel Drum	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793158-1028	Ripple Marshmallow Thick 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	5/9/2005 8:36
793159-1008	Maple Ripple 525# fiber drum	3	Ripple	571002	EA	N	No	2/14/2000 15:06
793166-1007	Ripple Marshmallow Ready To Use #3166 5 Gallon Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793166-1008	Ripple Marshmallow Ready To Use #3166 525 LB Fiber Drum With Lid without liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793166-1028	Ripple Marshmallow RTU #3166 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793166-1059	Ripple Marshmallow Ready To Use #3166 550 lb Fiber Drum without liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793166-1065	Ripple Marshmallow Ready To Use #3166 550 LB Fiber Drum without liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793166-1071	Ripple Marshmallow Ready to use #3166 550# Steel drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793168-1028	Marshmallow Soft Nougat #3168 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793168-1046	Marshmallow Soft Nougat #3168 550 LB Steel Drum with liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793175-1001	Ripple Marshmallow Unwhipped No Sugar Added #3175 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793175-1004	Ripple Marshmallow Unwhipped No Sugar Added #3175 45 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793175-1008	Ripple Marshmallow Unwhipped No Sugar Added #3175 525 LB Fiber Drum With Lid	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793179-1001	Ripple Marshmallow RTU NSA 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793179-1009	Ripple Marshmallow RTU NSA 500 LB Fiber Drum With Lid	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793179-1028	Ripple Marshmallow Ready To Use #3179 55 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32

793180-1001	Ripple Marshmallow Syrup #3180 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793180-1022	Ripple Marshmallow Syrup #3180 525 LB Steel Drum With Liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793184-1001	Marshmallow Syrup (Egg free) 50# plastic pail	3	Ripple	571002	EA	N	No	2/21/2001 9:43
793184-1022	Marshmallow Syrup (egg free) 525# steel drum	3	Ripple	571002	EA	N	No	3/7/2001 11:33
793188-1071	Ripple Marshmallow RTU Natural 550# Steel drum with double liner	3	Varigates	571002	EA	N	No	7/6/2006 15:07
793248-1044	Ripple Spiced Apple 300 LB Fiber Drum	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793248-1068	Ripple Spiced Apple 300# Fiber drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793250-1001	Ripple Raspberry - Black #3250 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793250-1022	Ripple Raspberry - Black #3250 525 LB Steel Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793260-1001	Ripple Black Raspberry 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793260-1022	Ripple Black Raspberry #3260 525 LB Steel Drum With Liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793271-1001	Ripple Boysenberry 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793271-1072	Ripple Boysenberry 500# Steel drum with double liner	3	Varigates	571009	EA	N	No	12/1/1999 1:32
793291-1001	Ripple Raspberry #3291 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793304-1001	Ripple Strawberry #3304 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793304-1008	Ripple Strawberry #3304 525 LB Fiber Drum With Lid	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793304-1044	Ripple Strawberry #3304 300 LB Fiber Drum	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793304-1068	Ripple Strawberry #3304 300# Fiber drum with liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793305-1001	Ripple Strawberry #3305 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793305-1008	Ripple Strawberry #3305 525 LB Fiber Drum With Lid	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793305-1056	Ripple Strawberry #3305 2100 lb Tote with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793307-1001	Ripple Strawberry #3307 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793307-1008	Ripple Strawberry #3307 525 LB Fiber Drum With Lid	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793308-1001	Ripple Strawberry #3308 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793308-1008	Ripple Strawberry #3308 525 LB Fiber Drum With Lid without liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32

793308-1022	Ripple Strawberry #3308 525 LB Steel Drum With Liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793309-1001	Ripple Strawberry #3309 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793309-1008	Ripple Strawberry #3309 525 LB Fiber Drum With Lid without liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793309-1022	Ripple Strawberry #3309 525 LB Steel Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793310-1004	Ripple Strawberry Sugar Free #3310 45 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793310-1020	Ripple Strawberry Sugar Free #3310 2500 LB Tote With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793310-1032	Ripple Strawberry Sugar Free #3310 500 LB Steel Drum	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793311-1004	Ripple Strawberry NSA WONF W/Splenda 45 LB Plastic Pail	3	Varigates	571002	EA	N	No	1/6/2005 13:28
793312-1001	Ripple Strawberry #3312 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793312-1008	Ripple Strawberry #3312 525 LB Fiber Drum With Lid without liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793312-1067	Ripple Strawberry #3312 525 LB Fiber Drum with liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793312-1070	Ripple Strawberry #3312 525# Steel drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793314-1001	Ripple Strawberry #3314 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793314-1008	Ripple Strawberry #3314 525 LB Fiber Drum With Lid with no liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793314-1022	Ripple Strawberry #3314 525 LB Steel Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793314-1067	Ripple Strawberry #3314 525 LB Fiber Drum With Lid with liner	3	Varigates	571002	EA	N	No	4/11/2000 9:25
793315-1067	Ripple Strawberry No Color 525 LB Fiber Drum with liner	3	Varigates	571002	EA	N	No	2/2/2005 13:23
793317-1008	Ripple Strawberry 525# fiber drum, no liner	3	Varigates	571002	EA	N	No	1/26/2000 10:54
793317-1058	Ripple Strawberry 2300# tote	3	Varigates	571002	EA	N	No	8/23/2005 14:40
793317-1069	Ripple Strawberry 500# fiber drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793317-1072	Ripple Strawberry 500# Steel drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793317-1080	Ripple Strawberry 500# fiber drum, no liner	3	Varigates	571002	EA	N	No	2/15/2000 15:29

793318-1001	Ripple Strawberry #3318 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793318-1008	Ripple Strawberry #3318 525 LB Fiber Drum With Lid	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793319-1070	Ripple Strawberry WONF 525 lb Steel Drum with Double Liner	3	Varigates	571002	EA	N	No	6/21/2000 16:29
793324-1080	Premium Strawberry Ripple 500# fiber drum, no liner	3	Varigates	571002	EA	V	Yes	5/2/2003 13:26
793326-1001	Strawberry Ripple 50# plastic pail	3	Varigates	571002	EA	N	No	1/17/2002 16:19
793328-1020	Sundae Sauce Strawberry Flavored Tote 2500#	3	Varigates	571002	EA	N	No	7/26/2005 10:05
793330-1001	Ripple Chocolate #3330 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793330-1025	Ripple Chocolate #3330 310 LB Fiber Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793331-1001	Chocolate Fudge Ripple 587 50# plastic pail	3	Varigates	571002	EA	N	No	1/17/2001 9:02
793331-1080	Chocolate Fudge Ripple 587 500# Fibre Drum, No Liner	3	Varigates	571002	EA	N	No	1/29/2001 15:52
793332-1022	Ripple Chocolate Dutch #3332 525 LB Steel Drum With Liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793332-1028	Ripple Chocolate Dutch #3332 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793332-1031	Ripple Chocolate Dutch #3332 540 LB Steel Drum	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793332-1052	Ripple Chocolate Dutch #3332 540 lb steel drum coating	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793336-1008	Ripple Chocolate Dutch #3336 525# Fiber Drum no liner with lid	3	Varigates	571002	EA	N	No	4/19/2004 11:31
793336-1022	Ripple Chocolate Dutch #3336 525 LB Steel Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793336-1028	Ripple Chocolate Dutch #3336 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793336-1058	Ripple Chocolate Dutch 2300# Tote	3	Varigates	571002	EA	N	No	8/23/2005 14:42
793336-1065	Ripple Chocolate Dutch #3336 550# Fiber Drum no liner with lid	3	Varigates	571002	EA	N	No	4/26/2004 10:06
793336-1070	Ripple Chocolate Dutch #3336 525# Steel drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793336-1073	Ripple Chocolate Dutch #3336 525# Fibre drum with double liner	3	Varigates	571002	EA	N	No	6/24/2003 13:42
793336-1088	Ripple ChocolateDutch 3336 Tote 2000# Remcon	3	Varigates	571002	EA	N	No	4/11/2003 15:29
793340-1022	Ripple Chocolate Fudge Yogurt #3340 525 LB Steel Drum With Liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32

793340-1028	Ripple Chocolate Fudge Yogurt #3340 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793342-1001	Ripple Chocolate Premium #3342 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793357-1001	Ripple Chocolate #3357 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793357-1022	Ripple Chocolate #3357 525 LB Steel Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793360-1001	Ripple Chocolate Pudding #3360 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793360-1028	Ripple Chocolate Pudding #3360 55 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793362-1020	Ripple Chocolate Tote 2500#	3	Varigates	571002	EA	N	No	7/26/2005 10:06
793363-1067	Ripple Chocolate 525# Fiber drum with liner	3	Varigates	571002	EA	N	No	12/19/2005 11:17
793370-1001	Ripple Chocolate #3370 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793377-1067	Variegate Strawberry 525# Fiber drum with liner	3	Varigates	571002	EA	N	No	12/19/2005 11:16
793379-1058	Sauce Strawberry Sundae 2300 LB TOTE	3	Varigates	571002	EA	N	No	3/13/2006 11:43
793379-1080	Sauce Strawberry Sundae 500 LB Fiber Drum With Lid without liner	3	Varigates	571002	EA	N	No	9/28/2005 12:12
793384-1008	Sauce Chocolate Sundae 525 LB Fiber Drum With Lid without liner	3	Varigates	571002	EA	N	No	9/28/2005 12:10
793384-1058	Sauce Chocolate Sundae 2300 LB TOTE	3	Varigates	571002	EA	N	No	3/13/2006 11:46
793384-1092	Sauce Chocolate Sundae 575 LB Fiber Drum With Lid no liner/no disc	3	Varigates	571002	EA	N	No	6/9/2006 11:44
793386-1001	Ripple Chocolate Fudge #3386 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793386-1028	Ripple Chocolate Fudge #3386 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	7/25/2006 10:35
793386-1070	Ripple Chocolate Fudge #3386 525 LB Stl Drum w/dbl liner	3	Varigates	571002	EA	N	No	12/26/2002 14:13
793400-1025	Ripple Chocolate 3400 310 LB Fiber Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793402-1080	Chocolate Fudge 587 - 500# fibre drum No Liner	3	Varigates	571002	EA	N	No	1/17/2002 11:19
793409-1001	Ripple Strawberry #3409 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793433-1008	Ripple Marshmallow Nougat #3433 525 LB Fiber Drum With Lid	3	Varigates	571002	EA	N	No	12/1/1999 1:32
793433-1028	Ripple Marshmallow Nougat #3433 55 LB Plastic Pail	3	Varigates	571009	EA	N	No	12/1/1999 1:32
793433-1065	Ripple Marshmallow Nougat #3433 550 LB Fiber Drum without liner	3	Varigates	571009	EA	N	No	12/1/1999 1:32

793437-1001	Ripple Marshmallow Nougat #3437 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
793440-1001	Ripple Marshmallow Nougat Egg Free 50 LB Plastic Pail	3	Varigates	571009	EA	N	No	5/23/2002 13:00
793440-1046	Ripple Marshmallow Nougat Egg Free 550 LB Steel Drum w/liner	3	Varigates	571009	EA	N	No	3/31/2005 9:43
793501-1001	Thick Variegating Fudge 50LB Plastic Pail	3	Varigates	571002	EA	N	No	6/29/2006 13:25
794016-1001	Flavor Base Bavarian Cream 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	4/19/2006 8:20
794048-1028	Background Flavor Cookie Dough 55# LB Plastic Pail	3	BG Flavors	571014	EA	N	No	6/29/2006 13:31
794050-1006	Flavorite Cherry 4050 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	V	Yes	12/1/1999 1:32
794052-1006	Flavorite Cherry Black #4052 1 Gallon Plastic Pail With Lid*	3	BG Flavors	571002	EA	N	No	12/1/1999 1:32
794054-1006	Flavorite Cherry #4054 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	V	Yes	12/1/1999 1:32
794064-1001	Flavorite English Toffee #4064 50 LB Plastic Pail	3	BG Flavors	571002	EA	N	No	12/1/1999 1:32
794065-1006	Flavorite Coffee #4065 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	N	No	12/1/1999 1:32
794065-1007	Flavorite Coffee #4065 5 Gallon Plastic Pail	3	BG Flavors	571014	EA	N	No	12/1/1999 1:32
794067-1006	Flavorite Cappuccino #4067 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	V	Yes	12/1/1999 1:32
794068-1006	Flavorite mocha WONF #4068 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	V	Yes	12/1/1999 1:32
794069-1006	Background Flavor Creme de Menthe #4069 1 Gallon Plastic container With Lid	3	BG Flavors	571014	EA	V	Yes	12/1/1999 1:32
794070-1006	Flavorite Creme De Menthe #4070 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	V	Yes	12/1/1999 1:32
794076-1087	Lemon Bar Base 50 gal. drum with double liner	3	FlavrBase	571009	EA	N	No	2/9/2000 16:29
794077-1006	Sherbet Lemon (1-80) #4077 1 Gallon Plastic Pail With Lid	3	Spin	571002	EA	V	Yes	12/1/1999 1:32
794077-1007	Sherbet Lemon #4077 5 Gallon Plastic Pail	3	Spin	571013	EA	V	Yes	12/1/1999 1:32
794078-1006	Flavorite Lemon (No Color) #4078 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	N	No	12/1/1999 1:32
794081-1006	Sherbet Lemon (1-80) #4081 1 Gallon Plastic Pail With Lid	3	Spin	571002	EA	V	Yes	12/1/1999 1:32
794083-1006	Sherbet Lime Natural Color #4083 1 Gallon Plastic Pail With Lid	3	Spin	571002	EA	V	Yes	12/1/1999 1:32
794086-1006	Sherbet Lime No Color #4086 1 Gallon Plastic Pail With Lid	3	Spin	571002	EA	V	Yes	12/1/1999 1:32

794087-1006	Sherbet Lime (1-80) #4087 1 Gallon Plastic Pail With Lid	3	Spin	571002	EA	N	No	12/1/1999 1:32
794087-1007	Sherbet Lime (1-80) #4087 5 Gallon Plastic Pail	3	Spin	571002	EA	N	No	12/1/1999 1:32
794091-1006	Flavorite Maple #4091 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	N	No	12/1/1999 1:32
794091-1007	Flavorite Maple #4091 5 Gallon Plastic Pail	3	BG Flavors	571014	EA	N	No	12/1/1999 1:32
794093-1006	Flavorite Malt #4093 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	V	Yes	12/1/1999 1:32
794098-1007	White Chocolate Base 5 Gallon Plastic Pail	3	BG Flavors	571014	EA	N	No	12/1/1999 1:32
794101-1087	Orange Bar Base 50 gal drum with double liner	3	FlavrBase	571009	EA	N	No	2/9/2000 16:33
794102-1006	Sherbet Orange (1-80) #4102 1 Gallon Plastic Pail With Lid	3	Spin	571002	EA	N	No	12/1/1999 1:32
794102-1007	Sherbet Orange (1-80) #4102 5 Gallon Plastic Pail	3	Spin	571002	EA	N	No	12/1/1999 1:32
794103-1005	Orange Sherbet(1-60) #4103 4 Gallon Plastic Pails W/2 Bags	3	Spin	571002	EA	N	No	6/25/2003 9:40
794103-1007	Sherbet Orange (1-60) #4103 5 Gallon Plastic Pail	3	Spin	571002	EA	N	No	12/1/1999 1:32
794103-2007	Sherbet Orange (1-60) #4103 5 Gallon Plastic Pail W/BAG	3	Spin	571002	EA	N	No	9/5/2002 8:08
794105-1007	Drink Base Pink Grapefruit 1-80 Natural 5 Gallon Plastic Pail	3	Spin	571002	EA	V	Yes	12/1/1999 1:32
794106-1001	Flavor Base Bavarian Cream 50 LB Plastic Pail	3	FlavrBase	571009	EA	V	Yes	4/18/2006 11:36
794106-1006	Flavorite Peach WONF #4106 1 Gallon Plastic container With Lid	3	BG Flavors	571014	EA	V	Yes	12/1/1999 1:32
794107-1001	Sherbet Base Pineapple, 10% Juice 50 LB Plastic Pail	3	PureesFrts	571013	EA	N	No	12/1/1999 1:32
794110-1006	Flavorite Pineapple #4110 1 Gallon Plastic container With Lid	3	BG Flavors	571014	EA	N	No	12/1/1999 1:32
794112-1006	Sherbet Pineapple Base 4112 1 Gallon Plastic Pail With Lid	3	Spin	571002	EA	V	Yes	12/1/1999 1:32
794112-1007	Sherbet Pineapple Base 4112 5 Gallon Plastic Pail	3	Spin	571002	EA	V	Yes	12/1/1999 1:32
794120-1007	Sherbet Fruit Punch #4120 5 Gallon Plastic Pail	3	Spin	571002	EA	V	Yes	12/1/1999 1:32
794121-1007	Sherbet Lime (1-60) #4121 5 Gallon Plastic Pail	3	Spin	571002	EA	N	No	12/1/1999 1:32
794122-1007	Sherbet Red Raspberry Flavor 4122 5 Gallon Plastic Pail	3	Spin	571002	EA	N	No	12/1/1999 1:32
794123-1007	Sherbet Lemon (1-60) #4123 5 Gallon Plastic Pail	3	Spin	571002	EA	N	No	12/1/1999 1:32

794124-1007	Sherbet Lemon Lime #4124 5 Gallon Plastic Pail	3	Spin	571002	EA	V	Yes	12/1/1999 1:32
794125-1007	Sherbet Strawberry Flavor #4125 5 Gallon Plastic Pail	3	Spin	571013	EA	N	No	12/1/1999 1:32
794128-1006	Sherbet Raspberry Base #4128 1 Gallon Plastic Pail	3	Spin	571002	EA	N	No	4/8/2003 12:52
794128-1007	Sherbet Raspberry Base #4128 5 Gallon Plastic Pail	3	Spin	571002	EA	N	No	12/1/1999 1:32
794131-1006	Sherbet Red Raspberry Flavor #4131 1 Gallon Plastic container With Lid	3	Spin	571013	EA	N	No	12/1/1999 1:32
794131-1007	Sherbet Red Raspberry Flavor #4131 5 Gallon Plastic Pail	3	Spin	571002	EA	N	No	12/1/1999 1:32
794133-1007	Sherbet Lemon Natural No Color (1-80) #4133 5 Gallon Plastic Pail	3	Spin	571002	EA	N	No	12/1/1999 1:32
794138-1001	Sherbet Red Raspberry Flavor 50 LB Plastic Pail	3	PureesFrts	571013	EA	N	No	12/1/1999 1:32
794145-1006	Flavorite Strawberry Flavorite #4145 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	N	No	12/1/1999 1:32
794158-1006	Lemon Sherbet Base (1-50) gal. jug	3	Spin	571013	EA	N	No	3/2/2001 15:26
794160-1006	Flavorite Vanimite #2 (4160) 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	V	Yes	12/1/1999 1:32
794160-1007	Flavorite Vanimite #2 (4160) 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	V	Yes	12/19/2000 8:19
794163-1006	Orange Sherbet Base (1-50) gal. jug	3	Spin	571013	EA	N	No	3/2/2001 15:28
794163-1007	Orange Sherbet Base 5 gal plastic pail	3	Spin	571013	EA	N	No	1/28/2002 11:42
794164-1007	Orange Sherbet Base 1-50 5 gal plastic pail	3	Spin	571013	EA	N	No	1/3/2003 14:41
794167-1006	Flavorite Blue Vanilla #4167 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	V	Yes	12/1/1999 1:32
794168-1006	Lime Sherbet Base (1-50) gal. jug	3	Spin	571013	EA	N	No	3/2/2001 15:30
794169-1007	Orange Sherbet Base 5 gal. pail	3	FlavrBase	571009	EA	N	No	5/16/2001 16:05
794171-1007	Lime Sherbet Base (No Color) 5 gal. pail	3	FlavrBase	571013	EA	N	No	3/28/2001 15:46
794172-1006	Red Raspberry Sherbet Base (1-50) gal. jug	3	Spin	571013	EA	N	No	3/2/2001 15:31
794174-1005	Orange Sherbet(1-60) #4174 4 Gallon Plastic Pails W/2 Bags	3	Spin	571002	EA	N	No	11/10/2003 11:32
795006-1006	Color Caramel Double Strenght #5006 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	V	Yes	12/1/1999 1:32
795031-1006	Color Lemon Lime #5031 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	V	Yes	12/1/1999 1:32

795032-1006	Color Yellow #5032 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	V	Yes	12/1/1999 1:32
795051-1006	Color Red Double Strenght #5051 1 Gallon Plastic Pail With Lid	3	BG Flavors	571002	EA	V	Yes	12/1/1999 1:32
795058-1006	Red Color Solution *	3	Colors	571009	GA	N	No	3/14/2005 11:12
795059-1006	Color Orange Blend 5059 1 Gallon Plastic Pail With Lid	3	BG Flavors	571015	EA	V	Yes	12/1/1999 1:32
795059/1006	Color Blend Orange #5059 1 Gallon Plastic container With Lid	3	BG Flavors	571015	EA	V	Yes	12/1/1999 1:32
795062-1006	Art. Grape Color Solution 1 gallon Jug with Lid *	3	Colors	571009	GA	N	No	7/5/2005 11:12
800007-1001	Puree Strawberry 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	12/1/1999 1:32
800013-1001	Puree Novel Strawberry 50 LB Plastic Pail	3	PureesFrts	571003	EA	V	Yes	12/1/1999 1:32
800033-1001	Puree Strawberry #0033 50 LB Plastic Pail	3	PureesFrts	571003	EA	N	No	12/1/1999 1:32
800039-1001	Puree Strawberry No Color 50 LB Plastic Pail	3	PureesFrts	571003	EA	V	Yes	12/1/1999 1:32
800104-1001	Pineapple Crushed 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
800127-1001	Fruit Pack Apple Cranberry 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
800140-1001	Pineapple Mix #0140 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
800150-1001	Strawberry Solid Pack #0150 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
800150-1068	Strawberry Solid Pack #0150 300LB Fiber with Liner	3	FruitPack	571012	EA	N	No	3/21/2005 16:14
800160-1001	Coconut Creme 50 LB Plastic Pail	3	FlavrLiq	571009	EA	V	Yes	12/1/1999 1:32
800162-1009	Coconut Base 50 LB Plastic Pail	3	PureesFrts	571009	EA	V	Yes	12/1/1999 1:32
800177-1001	Puree Strawberry No Color 50 LB Plastic Pail	3	PureesFrts	571003	EA	V	Yes	12/1/1999 1:32
800178-1001	Puree Strawberry Pack Premium S/W #0178 50 LB Plastic Pail	3	FruitPack	571003	EA	V	Yes	12/1/1999 1:32
800180-1001	Strawberry Solid Pack 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
800182-1001	Strawberry Pack 80-182 50 LB Plastic Pail	3	FruitPack	571012	EA	N	No	12/1/1999 1:32
800186-1001	Strawberry Pack NC 50 LB Plastic Pail	3	FruitPack	571012	EA	V	Yes	12/1/1999 1:32
800320-1001	Puree Strawberry WONF 80-0320 50 LB Plastic Pail	3	PureesFrts	571003	EA	V	Yes	12/1/1999 1:32
800365-1001	Flavor Base Cheesecake #0365 50 LB Plastic Pail	3	FlavrBase	571009	EA	V	Yes	12/1/1999 1:32
800377-1046	Syrup Chocolate Mousse 550 LB Steel Drum	3	FruitPack	571009	EA	V	Yes	12/1/1999 1:32
800377-1050	Syrup Chocolate Mousse #0377 550 LB Steel Drum with double liner	3	FruitPack	571009	EA	V	Yes	12/1/1999 1:32

800377-1070	Syrup Chocolate Mousse #0377 525# Steel drum with double liner	3	FruitPack	571009	EA	V	Yes	12/1/1999 1:32
800377-1071	Syrup Chocolate Mousse #0377 550# Steel drum with double liner	3	FruitPack	571009	EA	N	No	12/1/1999 1:32
815024-1003	Coating Banana Bar 475 LB Steel Drum	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
815030-1003	Coating Chocolate Bar 475 LB Steel Drum	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
815030-1004	Coating Chocolate Bar 45 LB Plastic Pail	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
815052-1009	Coating Milk Chocolate 500 LB Fiber Drum With Lid with liner	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
815064-1002	Coating Cocoa Liquior Base 500 LB Steel Drum Coating	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
815064-1004	Coating Cocoa Liquior Base #5064 45 LB Plastic Pail	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
815073-1009	Coating Dark Chocolate 500 LB Fiber Drum With Lid with liner	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
815078-1009	Coating Milk Chocolate 500 LB Fiber Drum With Lid with liner	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
815090-1004	Coating Milk Chocolate 45 LB Plastic Pail	3	Coatings	571001	EA	V	Yes	12/1/1999 1:32
816010-1002	Chocolate Chip Liquid Semi Sweet Flavor Chip 500 LB Steel Drum Coating	3	Coatings	571009	EA	N	No	12/1/1999 1:32
816010-1034	Chocolate Chip Liquid Semi Sweet Flavor Chip 48 LB Plastic Pail	3	ResaleItem	571009	EA	N	No	12/1/1999 1:32
816010-1054	Chocolate Chip Liquid Semi Sweet Flavors 45 lb Plastic Pail	3	ResaleItem	571001	EA	V	Yes	12/1/1999 1:32
820215-1007	Juice Bar Base Raspberry 5 Gallon Plastic Pail	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
820216-1007	Juice Bar Base Grape 5 Gallon Plastic Pail	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
820217-1007	Juice Bar Base Strawberry #217 5 Gallon Plastic Pail	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
875002-1016	Powder Chocolate Dairy #827 40 LB Dairy Powder Bag	3	Powders	571010	EA	V	Yes	12/1/1999 1:32
875004-1016	Powder Chocolate Dairy #829 40 LB Dairy Powder Bag	3	Powders	571010	EA	N	No	12/1/1999 1:32
875015-1016	Powder Chocolate Dairy #8 40 LB Dairy Powder Bag	3	Powders	571010	EA	V	Yes	12/1/1999 1:32
875034-1014	Powder Chocolate Dairy 50 LB Dairy Powder Bag	3	Powders	571010	EA	N	No	12/1/1999 1:32
875056-1016	Powder Chocolate Dairy 4.5# 40 LB Dairy Powder Bag	3	Powders	571010	EA	V	Yes	12/1/1999 1:32

875057-1017	Powder Cocoa Gourmet 45 LB Dairy Powder Bag	3	Powders	571010	EA	N	No	12/1/1999 1:32
875058-1017	Powder Chocolate Dairy 9# 45 LB Dairy Powder Bag	3	Powders	571010	EA	V	Yes	12/1/1999 1:32
875063-1014	Powder Chocolate Dairy #5 50 LB Dairy Powder Bag	3	Powders	571008	EA	V	Yes	12/1/1999 1:32
875102-1038	Powder Chocolate Dairy 12# 48 LB Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
875107-1035	Powder Chocolate Dairy 14# 42 LB Powder Bag	3	Powders	571010	EA	V	Yes	12/1/1999 1:32
875109-1017	Powder Dairy Gourmet 45 LB Dairy Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
875122-1014	Powder Chocolate Dairy #5122 50 LB Dairy Powder Bag	3	Powders	571010	EA	V	Yes	12/1/1999 1:32
875122-1060	Powder Chocolate Dairy #5122 58 Lb Powder Bag	3	Powders	571008	EA	N	No	12/1/1999 1:32
875207-1014	Powder Core Chocolate #5207 50 LB Dairy Powder Bag	3	Powders	571010	EA	V	Yes	12/1/1999 1:32
877121-1014	Powder Chocolate Fudge 50 LB Dairy Powder Bag	3	Powders	571010	EA	V	Yes	12/1/1999 1:32
877123-1014	Powder Chocolate Fudge 50 LB Dairy Powder Bag	3	Powders	571010	EA	N	No	12/1/1999 1:32
881566-1006	Water Ice Flavor Blue Raspberry 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
881636-1006	Water Ice Flavor Orange 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
881637-1006	Water Ice Flavor Grape #1637 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
881638-1006	Water Ice Flavor Cherry #1638 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
881664-1006	Water Ice Flavor Orange Double Strenght 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
881680-1006	Water Ice Flavor Banana 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
881685-1006	Water Ice Flavor Pineapple #88-1685 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
881686-1006	Water Ice Flavor Root Beer 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
881687-1006	Water Ice Flavor Grape 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
881688-1006	Water Ice Flavor Cherry 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32

881689-1006	Water Ice Flavor Orange 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
881694-1006	Water Ice Flavor Lime #1694 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
882100-1006	Water Ice Flavor Banana 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
882110-1006	Water Ice Flavor Cherry 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
882120-1006	Water Ice Flavor Grape 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
882125-1006	Water Ice Flavor Lemon 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
882127-1006	Water Ice Flavor Lemon N/A 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
882130-1006	Water Ice Flavor Lemon Lime 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
882150-1006	Water Ice Flavor Pineapple #2150 1 Gallon Plastic Pail With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
882170-1006	Water Ice Flavor Root Beer 1 Gallon Plastic container With Lid	3	Water Ice	571011	EA	V	Yes	12/1/1999 1:32
890009-1006	Egg Nog Flavor Concentrate 1:500 1 Gallon Plastic container With Lid	3	FlavrBase	571006	EA	V	Yes	12/1/1999 1:32
890009-1007	Egg Nog Flavor Concentrate 1:500 5 Gallon Plastic Pail	3	FlavrBase	571006	EA	V	Yes	12/1/1999 1:32
890014-1006	Flavor Base Egg Nog 89-0014 1 Gallon Plastic Pail With Lid	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
890014-1007	Flavor Base Egg Nog 89-0014 5 Gallon Plastic Pail	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
890021-1001	Flavor Base Egg Nog 89-0021 50 LB Plastic Pail	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
890021-1022	Flavor Base Egg Nog 89-0021 525 LB Steel Drum With Liner	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
890021-1070	Flavor Base Egg Nog 89-0021 525# Steel drum with double liner	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
890104-1001	Flavor Base Egg Nog Lite 89-0104 50 LB Plastic Pail	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
890107-1009	Flavor Base Egg Nog 500 LB Fiber Drum With Lid	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
890107-1066	Flavor Base Egg Nog #0107 485 LB Fiber Drum with liner	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32

890117-1001	Flavor Base Egg Nog 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32
890117-1033	Flavor Base Egg Nog 450 LB Fiber Drum	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
890117-1045	Flavor Base Egg Nog 1% EYS 450# steel drum w/double liner	3	EggBases	571006	EA	N	No	9/7/2001 13:41
890122-1001	Flavor Base Egg Nog 1% EYS #0122 52# Plastic Pail	3	EggBases	571006	EA	V	Yes	8/28/2002 9:32
890122-1077	Flavor Base Egg Nog 1% EYS 52 LB Plastic Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32
890122-1078	Flavor Base Egg Nog 1% EYS 520 LB Steel Drum with double liner	3	EggBases	571006	EA	N	No	12/1/1999 1:32
890123-1001	Flavor Base Egg Nog #0123 50 LB Plastic Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32
890123-1009	Flavor Base Egg Nog #0123 500 LB Fiber Drum With Lid	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
890123-1072	Flavor Base Egg Nog #0123 500# Steel drum with double liner	3	EggBases	571006	EA	N	No	12/1/1999 1:32
890205-1001	Flavor Base Egg Nog #0205 50 LB Plastic Pail	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
890205-1009	Flavor Base Egg Nog #0205 500 LB Fiber Drum With Lid	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
890223-1034	Flavor Base Egg Nog #0223 48 LB Pail	3	EggBases	571006	EA	N	No	12/1/1999 1:32
890223-1047	Flavor Base Egg Nog #0223 485 LB Fiber Drum With Lid	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
890223-1066	Flavor Base Egg Nog #0223 485 LB Fiber Drum with liner	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
890224-1001	Flavor Base Egg Nog #0224 50 LB Plastic Pail	3	EggBases	571006	EA	V	Yes	12/1/1999 1:32
890232-1034	Flavor Base Egg Nog 0232 48 LB Pail	3	EggBases	571009	EA	N	No	12/1/1999 1:32
891182-1001	Yogurt Strawberry 50 LB Plastic Pail	3	Yogurt	571012	EA	V	Yes	12/1/1999 1:32
891186-1001	Yogurt Orange 50 LB Plastic Pail	3	Yogurt	571012	EA	V	Yes	12/1/1999 1:32
891601-1001	Spin Blueberry WONF #1601 50 LB Plastic Pail	3	Spin	571002	EA	V	Yes	12/1/1999 1:32
891617-1001	Ripple Butterscotch #1617 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891634-1001	Spin Red Raspberry 50 LB Plastic Pail	3	Spin	571009	EA	N	No	12/1/1999 1:32
891639-1001	Spin Blackberry #1639 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891639-1067	Spin Blackberry 525 LB Fiber Drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891639-1069	Spin Blackberry #1639 500# fiber drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891657-1004	Ripple Peanut Butter Spin 1657 45 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891657-1054	Ripple Peanut Butter 1657 45 lb Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32

891658-1022	Ripple Carmel 1658 525 LB Steel Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891658-1028	Ripple Carmel 1658 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891658-1070	Ripple Carmel 1658 525# Steel drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891666-1001	Spin Chocolate #20 #89-1666 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891666-1008	Spin Chocolate #20 #89-1666 525 LB Fiber Drum With Lid with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891666-1031	Spin Chocolate Spin #20 89-1666 540 LB Steel Drum	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891666-1046	Spin Chocolate 550 LB Steel Drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891666-1048	Spin Chocolate #20 #89-1666 550 LB Fiber Drum With Lid	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891666-1049	Spin Chocolate #20 #89-1666 575 LB Steel Drum	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891666-1050	Spin Chocolate #20 #89-1666 550 LB Steel Drum with double liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891666-1059	Spin chocolate Spin #20 #89-1666 550 lb Fiber Drum without liner	3	Varigates	571009	EA	V	Yes	12/1/1999 1:32
891666-1067	Spin Chocolate #20 #89-1666 525 LB Fiber Drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891666-1070	Spin Chocolate Spin #20 525# Steel drum with double liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891666-1071	Spin Chocolate 550# Steel drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891666-1073	Spin Chocolate Spin #20 #89-1666 525 LB Fiber Drum with Double liner	3	Varigates	571009	EA	V	Yes	12/1/1999 1:32
891672-1001	Spin Strawberry #1672 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891673-1001	Spin Strawberry #1673 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891673-1022	Spin Strawberry #1673 525 LB Steel Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891674-1001	Spin Chocolate #29 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891674-1002	Spin Chocolate #29 500 LB Steel Drum Coating	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891674-1020	Spin Chocolate #29 2500 LB Tote With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891674-1061	Spin Chocolate #29 500 LB Steel Drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891674-1069	Spin Chocolate #29 500# fiber drum with double liner	3	Varigates	571009	EA	V	Yes	12/1/1999 1:32

891674-1072	Spin Chocolate #29 500# Steel drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891680-1001	Spin Caramel Creme #1680 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891680-1028	Spin Caramel Creme 55 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891680-1046	Spin Caramel Creme #1680 550 LB Steel Drum	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891684-1001	Variegate Caramel 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891684-1028	Variegate Caramel #1684 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891687-1046	Ripple Caramel Creme 89-1687 550 LB Steel Drum with liner	3	Varigates	571009	EA	V	Yes	12/1/1999 1:32
891687-1050	Ripple Caramel Creme 89-1687 550 LB Steel Drum with double liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891687-1059	Ripple Caramel Creme 89-1687 550 LB Steel Drum with double liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891688-1020	Spin Chocolate 2500 LB Tote With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891688-1072	Spin Chocolate 500# Steel drum with double liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891689-1046	Spin Caramel Creme Safeway 550 LB Steel Drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891690-1046	Spin Chocolate Safeway 550 LB Steel Drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891691-1001	Spin Chocolate #1691 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891691-1008	Spin Chocolate 525 LB Fiber Drum With Lid without liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891691-1048	Spin Chocolate #1691 550 LB Fiber Drum With Lid	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891693-1001	Ripple Carmel Creme 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891693-1022	Ripple Carmel Creme 525 LB Steel Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891693-1028	Ripple Carmel Creme 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891693-1050	Ripple Carmel Creme 550 LB Steel Drum with double liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891693-1067	Ripple Carmel Creme 525 LB Fiber Drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891693-1070	Ripple Carmel Creme 525# Steel drum with double liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891694-1028	Ripple Chocolate Deluxe Fudge #1694 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891694-1046	Ripple Chocolate Deluxe Fudge #1694 550 LB Steel Drum	3	Varigates	571002	EA	N	No	12/1/1999 1:32

891694-1050	Ripple Chocolate Deluxe Fudge #1694 550 LB Steel Drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891695-1046	Ripple Butter Rum 550 LB Steel Drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891699-1001	Spin Strawberry #1699 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891699-1022	Spin Strawberry 525 LB Steel Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891699-1046	Spin Strawberry 550 LB Steel Drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
891699-1050	Spin Strawberry #89-1699 550 LB Steel Drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891699-1070	Spin Strawberry 525# Steel drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
891803-1009	Core Chocolate Sauce 500 LB Fiber Drum With Lid with liner	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
891805-1001	Flavor Base Chocolate Malt 50 LB Plastic Pail	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
891805-1028	Flavor Base Chocolate Malt 55 LB Plastic Pail	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
891807-1001	Flavor Base French custard #89-1807 50 LB Plastic Pail	3	Flavor	571009	EA	N	No	12/1/1999 1:32
891807-1046	Flavor Base French custard #89-1807 550 LB Steel Drum	3	Flavor	571009	EA	N	No	12/1/1999 1:32
891808-1001	Flavor Base French custard #89-1808 50 LB Plastic Pail	3	Flavor	571009	EA	N	No	12/1/1999 1:32
891808-1022	Flavor Base French custard #89-1808 525 LB Steel Drum With Liner	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
891808-1046	Flavor Base French custard #89-1808 550 LB Steel Drum	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
891808-1070	Flavor Base French custard #89-1808 525# Steel drum with double liner	3	Flavor	571009	EA	N	No	12/1/1999 1:32
891815-1001	Flavor Base French custard #89-1809 50 LB Plastic Pail	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
891820-1009	Chocolate Fondant 500 LB Fiber Drum With Lid with liner	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
891820-1032	Chocolate fondant #89-1820 500 LB Steel Drum	3	Flavor	571014	EA	V	Yes	12/1/1999 1:32
891826-1046	Flavor Base French Custard #89-1826 550 LB Steel Drum	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
891826-1050	Flavor Base French Custard #89-1826 550 LB Steel Drum with double liner	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
891826-1072	Flavor Base French Custard #89-1826 500# Steel drum with double liner	3	Flavor	571009	EA	N	No	12/1/1999 1:32
891826-1081	Flavor Base French Custard #89-1826 540 LB steel drum with double liner	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32

891838-1001	Flavor Base French Custard #70 50 LB Plastic Pail	3	Flavor	571009	EA	V	Yes	12/1/1999 1:32
891839-1001	Chocolate Add T Mix 1839 50 LB Plastic Pail	3	FlavrBase	571009	EA	N	No	12/1/1999 1:32
891848-1001	Coffee Syrup #1848 50 LB Plastic Pail	3	Flavor	571014	EA	N	No	12/1/1999 1:32
892446-1006	Strawberry Flavor #2446 1 Gallon Plastic Pail With Lid	3	BG Flavors	571007	EA	N	No	12/1/1999 1:32
892510-1007	Fruit Drink Base Orange #89-2510 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892536-1007	Fruit Drink Base Lemonade Pink (1-40) 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892543-1007	Fruit Drink Base Lemon Lime #2543 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892560-1007	Fruit Drink Base Grape 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892613-1006	Drink Base Strawberry N/A #89-2613 1 Gallon Plastic Pail With Lid	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892613-1007	Drink Base Strawberry N/A #89-2613 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892617-1006	Drink Base Fruit Punch #89-2617 1 Gallon Plastic Pail With Lid	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892618-1006	Drink Base Grape #89-2618 1 Gallon Plastic Pail With Lid	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892618-1007	Drink Base Grape #89-2618 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892625-1007	Drink Base Orange #89-2625 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892629-1006	Drink Base Lemon N/A 1:400 1 Gallon Plastic container With Lid	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892636-1007	Drink Base Grape #89-2636 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892637-1007	Drink Base Fruit Punch N/A #89-2637 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892639-1007	Fruit Drink Base Lime 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892640-1006	Drink Base Orange #89-2640 1 Gallon Plastic Pail With Lid	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892642-1006	Drink Base Lemon Lime #89-2642 1 Gallon Plastic Pail With Lid	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892648-1007	Drink Base Strawberry N/A 89-2648 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892649-1007	Drink Base Fruit Punch N/A 89-2649 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
892650-1007	Fruit Drink Base Strawberry N/A #89-2650 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32

892651-1007	Drink Base Lemon Pink Drink Base #89-2651 5 Gallon Plastic Pail	3	DrnkBase	571007	EA	V	Yes	12/1/1999 1:32
893014-1001	Ripple Cranberry 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893055-1001	Ripple Boysenberry 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893055-1046	Ripple Boysenberry 550 LB Steel Drum with liner	3	Varigates	571009	EA	V	Yes	12/1/1999 1:32
893075-1001	Ripple Mocha Fudge #89-3075 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
893075-1046	Ripple Mocha Fudge #89-3075 550 LB Steel Drum	3	Varigates	571002	EA	N	No	12/1/1999 1:32
893075-1071	Ripple Mocha Fudge #89-3075 550# Steel drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
893079-1046	Ripple Chocolate #3079 550 LB Steel Drum	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893079-1050	Ripple Chocolate #3079 550 LB Steel Drum with double liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893081-1001	Ripple Caramel #3081 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893081-1028	Ripple Caramel #3081 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
893081-1046	Ripple Caramel #3081 550 LB Steel Drum	3	Varigates	571002	EA	N	No	12/1/1999 1:32
893085-1001	Swirl Cappuccino #3085 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893085-1022	Swirl Cappuccino #3085 525 LB Steel Drum With Liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893085-1028	Swirl Cappuccino 3085 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
893085-1070	Swirl Cappuccino #3085 525# Steel drum with double liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
893166-1046	Ripple Marshmallow RTU 550 LB Steel Drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893171-1001	Marshmallow Ripple 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893171-1028	Marshmallow Ripple 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
893173-1046	Ripple Marshmallow Nougat #3173 550 LB Steel Drum	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893173-1071	Ripple Marshmallow Nougat #3173 550# Steel drum with double liner	3	Varigates	571009	EA	N	No	12/1/1999 1:32
893211-1046	Spin Peach Safeway 89-3211 550 LB Steel Drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893292-1001	Ripple Raspberry #3292 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893292-1022	Ripple Raspberry #3292 525# Steel Drum with Liner	3	Varigates	571002	EA	V	Yes	9/18/2000 12:03

893306-1046	Ripple Strawberry 550 LB Steel Drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893329-1001	Ripple Chocolate Fudge #89-3329 50 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
893329-1026	Ripple Chocolate Fudge 53 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893345-1046	Ripple Chocolate Fudge Swirl #89-3345 550 LB Steel Drum with liner	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893345-1048	Ripple Chocolate Fudge Swirl #89-3345 550 LB Fiber Drum With Lid	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893345-1053	Ripple Chocolate Fudge Swirl #89-3345 420 lb steel drum coating	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893434-1001	Ripple Marshmallow Nougat 50 LB Plastic Pail	3	Varigates	571002	EA	V	Yes	12/1/1999 1:32
893437-1001	Ripple Marshmallow Nougat #89-3437 50 LB Plastic Pail	3	Varigates	571009	EA	V	Yes	12/1/1999 1:32
893437-1009	Ripple Marshmallow Nougat #89-3437 500 LB Fiber Drum With Lid with liner	3	Varigates	571002	EA	N	No	12/1/1999 1:32
893437-1028	Ripple Marshmallow Nougat #89-3437 55 LB Plastic Pail	3	Varigates	571002	EA	N	No	12/1/1999 1:32
893437-1071	Ripple Marshmallow Nougat 550 LB Steel Drum with double liner	3	Varigates	571002	EA	N	No	3/23/2004 15:41
894064-1001	Flavorite English Toffee 50 LB Plastic Pail	3	BG Flavors	571014	EA	V	Yes	12/1/1999 1:32
894093-1006	Flavorite Malt #89-4093 1 Gallon Plastic Pail With Lid	3	BG Flavors	571007	EA	V	Yes	12/1/1999 1:32
894094-1001	Sherbet Cranberry Base 50 LB Plastic Pail	3	Spin	571013	EA	V	Yes	12/1/1999 1:32
894104-1007	Sherbet Red Raspberry Base #4104 5 Gallon Plastic Pail	3	Spin	571013	EA	V	Yes	12/1/1999 1:32
894114-1006	Flavorite Pineapple Background Flavor 4114 1 Gallon Plastic Pail With Lid	3	BG Flavors	571007	EA	V	Yes	12/1/1999 1:32
894115-1004	Sherbet Pineapple Base #4115 45 LB Plastic Pail	3	Spin	571013	EA	N	No	12/1/1999 1:32
894115-1007	Sherbet Pineapple Base #4115 5 Gallon Plastic Pail	3	Spin	571013	EA	N	No	12/1/1999 1:32
894115-1045	Sherbet Pineapple Base #4115 450# steel drum w/DBL Liner	3	Spin	571013	EA	N	No	9/8/2004 14:54
894118-1001	Sherbet Tropical 50 LB Plastic Pail	3	Spin	571009	EA	V	Yes	12/1/1999 1:32
894118-1004	Sherbet Tropical #89-4118 45 LB Plastic Pail	3	Spin	571002	EA	V	Yes	12/1/1999 1:32
894118-1007	Sherbet Tropical #89-4118 5 Gallon Plastic Pail	3	Spin	571002	EA	V	Yes	12/1/1999 1:32
894118-1074	Sherbet Tropical 47 LB Plastic Pail	3	Spin	571009	EA	N	No	12/1/1999 1:32

894143-1006	Flavorite Strawberry Artifical Flavor #4143 1 Gallon Plastic container With Lid	3	BG Flavors	571014	EA	N	No	12/1/1999 1:32
894146-1006	Flavorite Strawberry flavor #4146 1 Gallon Plastic Pail With Lid	3	BG Flavors	571007	EA	N	No	12/1/1999 1:32
894159-1006	Flavorite Blue Vanilla #4159 1 Gallon Plastic container With Lid	3	BG Flavors	571014	EA	V	Yes	12/1/1999 1:32
895054-1006	Color for Pink Lemon 1 Gallon Plastic container With Lid	3	BG Flavors	571011	EA	V	Yes	12/1/1999 1:32
715060-1002	Coating Milk Chocolate #5056 500 LB Steel Coating Drum	3	Coatings	571001	EA	N	No	4/14/2000 11:30

Schedule 5.11

Real Property

Parcel 2 of Certified Survey Map Number 2448, recorded in Volume 17, pages 326, 327 and 328, as Document No. 932619, being part of Lots 3, 4, 5 and 6, Block 3 of New Berlin Industrial Park, Calhoun Road Subdivision #2, City of New Berlin, Waukesha County, State of Wisconsin.

Schedule 5.12

Tangible Assets

Nothing to disclose

Schedule 5.13

Compliance with Laws

**Confidential Treatment of Information on this Schedule 5.15**

Schedule 5.14

Taxes

Nothing to disclose

Schedule 5.15

Employee Relations

**Confidential Treatment of Information on this Schedule 5.15**

Schedule 5.16

Environmental Matters

Seller discloses all information contained in the Phase I described below which has been provided to Buyer in its entirety:

PHASE I ENVIRONMENTAL SITE ASSESSMENT
Integrated Brands II
2400 South Calhoun Road
New Berlin, Waukesha County, Wisconsin
Terracon Project No. 38067705
February 14, 2006
ERM Project No.: CH06-00204
Prepared for: JPMorgan Chase
1 Bank One Plaza
Environmental risk Department
MC: IL1-0956
Chicago, IL 60670
Prepared by: Terracon, Appleton, Wisconsin

DRAFT

•	Other Non-ASTM-Required Records: Former Manufactured Gas Sites, Delisted NPL Sites (Delisted NPL); and CERCLIS Sites Designated as “No Further Remedial Action Planned” (NFRAP).

Sites identified within the study radii were evaluated to determine if they are likely to have had, or will have, an adverse impact on the Eskimo Pie Corporation facility.

The criteria used to evaluate sites located within the study radii include:

(1)	distance from the Eskimo Pie Corporation operations,

(2)	expected depth and direction of ground water and surface water flow,

(3)	likely stormwater flow direction, and

(4)	the presence/absence of documented contaminant releases at the identified sites.

The identification of a site as potentially upgradient or downgradient is based on the expected direction of ground water flow. As discussed previously, the direction of shallow ground water flow beneath the Eskimo Pie Corporation facility is expected to be easterly based on local topography.

The EDR Report provides a list of unmapped sites (the “orphan sites”) for which inadequate location information was provided. ERM reviewed the list of sites and used our local knowledge to determine if any of the unmapped sites are within the study radii. If any of these sites appear likely to be within the search radii, they are discussed in the section which follows.

The Site was listed in the WI SPILLS environmental database as being the location of a diesel fuel spill in February 1993. According to the information obtained through the database search, this spill resulted from the rupture of a semi-trailer’s fuel line during a one-vehicle accident. The total volume of diesel fuel released is listed as 35 gallons, and the spill resulted in contamination of soil in the drainage ditch bordering the Eskimo Pie Corporation facility. The information obtained through the database search does not indicate whether additional investigative or remedial actions were required following the cleanup of this spill. The Eskimo Pie Corporation facility is not listed on the NPL, CERCLIS, or any other databases searched by EDR; and no NPL or CERCLIS sites were identified within the search radii.

Schedule 5.17

Contracts

Nothing to disclose

Schedule 5.18

Brokers

Nothing to disclose

Schedule 5.19

Absence of Certain Changes

Nothing to disclose

Schedule 5.20

Insurance

Insurer: Utica Mutual Insurance Company

Type	Policy #	Effective Date	Expiration Date	Limits

General Liability	CPP3245277	9/15/05	09/15/06	Each occurrence	$1,000,000
				Fire Damage (Any one fire)	$50,000
				Med Exp. (Any one person)	$5,000
				Personal & Adv Injury	$1,000,000
				General Aggregate	$2,000,.000
				Products-Comp/Op AGG	$2,000,000
Automobile Liability	BAC3245674	9/15/05	09/15/06	Combined Single Limit (Ea accident)	$1,000,000
Excess Liability	CULP3059637	09/01/05	09/01/06	Each Occurrence	$10,000,000
				Aggregate	$10,000,000
Workers Compensation and Employers’ Liability	1937985	09/01/05	09/01/06	E.L. Each Accident	$500,000
				E.L. Disease- EA Employee	$500,000
				E.L.Disease - Policy Limit	$500,000

Schedule 5.21

Permits and Licenses

1.	State of Wisconsin, Department of Commerce, Permit to Operate Boilers, Regulated Object ID No.: 603360, Expires 08/30/2006

2.	State of Wisconsin, Department of Commerce, Permit to Operate Boilers, Regulated Object ID No: 606271, Expires 08/23/2008

3.	State of Wisconsin, Department of Commerce, Permit to Operate Boilers, Regulated Object ID No: 627272, Expires 08/23/2008

4.	State of Wisconsin, Department of Commerce, Permit to Operate Boilers, Regulated Object ID No: 627274, Expires 09/17/2008

5.	State of Wisconsin, Department of Commerce, Permit to Operate Unfired Pressure Vessel, Regulated Object ID No: 588948, Expires 08/23/2008

6.	State of Wisconsin, Department of Commerce, Permit to Operate Boilers, Regulated Object ID No: 627273, Expires 08/23/2008

7.	State of Wisconsin, Department of Commerce, Permit to Operate Boilers, Regulated Object ID No: 1031429, Expires 07/22/2008

8.	Wisconsin Department of agriculture, Trade and Consumer Protection, Food Processor Licencse # 122288-F2; expires 03/31/2007

9.	State of Wisconsin, Department of Natural Resources, Solid Waste Facility Operation License #03090, dated 10/1/91, expired 09/30/92

10.	Ohio Department of Commerce, Division of Industrial Compliance, Boiler Certification of Operation; State ID Number 151410, Expires 10/31/2005

11.	Sewage Disposal Permit, Milwaukee Metropolitan sewage District

12.	Facility Permit, FDA FEI #2120640

13.	Facility Permit, Wisconsin Department of Trade and Consumer Protection License #80-67188, expires March 06

14.	Special Tax Stamp, Bureau of Alcohol, Tobacco and Firearms

15.	License, US Department of Agriculture

16.	Operation Approval, City of New Berlin

Schedule 5.22

Intercompany Arrangements

Nothing to disclose

Schedule 5.23

Purchased Assets

Nothing to disclose

Schedule 5.24

Product Liability and Warranty

Nothing to disclose

Schedule 5.25

No Insolvency

          Seller and Seller’s parent corporation, Integrated Brands, Inc., are in default under a credit facility with JPMorgan Chase as Agent and other lenders, and such lenders have delivered a reservation of rights letter to the borrowers in connection with the default.

Schedule 5.26

Accuracy of Statements

Nothing to disclose

Schedule 5.27

No Bulk Transfer

Nothing to disclose

Schedule 11.5(e)

Non-Competition Agreement

NON-COMPETITION AGREEMENT

          THIS NON-COMPETITION AGREEMENT (the “Agreement”) is made to be effective as of the ___ day of _________, 2006, by and between Coolbrands International, Inc., a Nova Scotia corporation; Integrated Brands, Inc., a __________ corporation, and Eskimo Pie Corporation, a Virginia corporation (“Sellers”) and Denali Ingredients L.L.C. a Michigan limited liability company (“Buyer”). All obligations of Sellers shall be joint and several.

RECITALS

          A. Eskimo Pie Corporation and Buyer entered into a certain Asset Purchase Agreement (the “APA”) dated _______________, 2006, wherein Buyer and an affiliate agreed to purchase substantially all of the operating assets of the Value America Division of Eskimo Pie Corporation, which is owned by Integrated Brands, Inc. which in turn is owned by Coolbrands International, Inc.

          B. The APA requires that the Sellers enter into this Agreement for the benefit of Buyer at the closing of the APA.

          C. Sellers and Buyer mutually acknowledge receipt of valuable consideration for this Agreement.

AGREEMENT

          The parties agree as follows:

          1. Covenant Not to Compete.

                    (a) Except as provided in Section 2, Sellers hereby agree that for a period of five (5) years from and after this date (the “Restricted Period”), Sellers shall not, anywhere within the United States of America (the “Restricted Area”), directly or indirectly, in one or a series of transactions, own, manage, operate, control, invest or acquire an interest in, nor lend, afford or furnish money or assistance, financial or otherwise, nor organize, direct, counsel or advise anyone or otherwise engage or participate in, whether as a proprietor, partner, stockholder, member, lender, director, officer, manager, employee, joint venturer, investor, lessor, or otherwise, in any business that is engaged in the manufacturing, sale and/or distribution of flavors, ingredients, coatings or bases in relation to the Business, as defined in the APA anywhere within the Restricted Area.

                    (b) Sellers further agree, jointly and severally, that they shall not during the Restricted Period in any way, directly or indirectly, (i) solicit, induce, influence or attempt to solicit, induce or influence any customers or suppliers of Buyer to discontinue or reduce or modify the extent of their relationship with Buyer; or (ii) otherwise divert or attempt to divert from Buyer any business whatsoever or interfere with any business relationship between Buyer and any other person or entity.

          2. Exception. Notwithstanding the restriction set out in Section 1, Sellers may manufacture and sell products described in Section 1 to their Affiliates (as defined in the APA) for inclusion in products manufactured and sold by such affiliates in the normal course of business.

          3. Judicial Modification of Non-Competition Agreement. Sellers understand that Buyer believes this Non-Competition Agreement to be legally enforceable against them and it is Sellers’ intent that this Agreement be enforced to the fullest extent allowed by law. Without limiting the general nature of the foregoing, the parties acknowledge that the Restricted Area corresponds to the area within which Eskimo Pie Corporation marketed and sold products subject to the APA, and that the Restricted Period is reasonable in order to protect Buyer’s rights under the APA. Therefore, if any portion of this Agreement is found to be invalid or unenforceable for any reason, it is Sellers’ intent that any court or other tribunal adjudicating the rights and duties of the parties to this Agreement shall alter, modify or strike portions of this Agreement so that it will be enforceable to the fullest extent permitted by law in the state where enforcement is sought. In the event that any provision of this Agreement shall be found invalid or unenforceable, the remainder of the provisions and the remainder of this Agreement shall be valid and binding against Sellers.

          4. Equitable Relief. The Sellers acknowledge that a violation of this Non-Competition Agreement would result in irreparable harm to Buyer and that damages would be an inadequate remedy. Therefore, Sellers agree that in addition to all remedies at law, Buyer shall be entitled to equitable relief, including obtaining an injunction against Sellers to restrain any violation of this Non-Competition Agreement without any requirement to post bond as a condition of such relief and to such other relief as a court of competent jurisdiction may deem proper under the circumstances.

          5. Contractual Remedies Not Exclusive. Sellers acknowledge and agree that the remedies provided for in this Agreement are cumulative and are intended to be in addition to any other remedies available to Buyer, either at law or in equity.

          6. Costs, Expenses. In the event of any legal proceeding arising out of any breach or alleged breach of this Agreement, Buyer shall be entitled to recover its costs and expenses, including reasonable attorney fees, from the Sellers if Buyer is the prevailing party.

          7. Notices. All notices, requests, and demands to or upon any party to this Agreement shall be in writing and shall be delivered or mailed certified mail, return receipt requested, addressed to such party as follows, or to such other address as may be designated in writing by such party to the other party:

Buyer:	Denali Ingredients, LLC

Attn: Neal Glaeser
4666 Leighton Lakes Drive
Wayland, MI 49348
Fax: 616.877.4558

With Copy To:	Foster, Swift, Collins & Smith, P.C.
Attn: Lynwood P. VandenBosch
1700 East Beltline NE - Suite 200
Grand Rapids, MI 49525
Fax: 616.726.2299

The Sellers:	Coolbrands International, Inc.
Integrated Brands, Inc.
Eskimo Pie Corporation
c/o Integrated Brands Inc.
Attn: David J. Stein
4175 Veterans Highway
Ronkonkoma, NY 11779
Fax: 631.737.9792

With Copy To:	Hanson Bridget
Attn: Vicki L. Randall, Esq.
425 Markey Street-26th Floor
San Francisco, CA 94105
Fax: 212.355.3333

                    Notice shall be deemed effective on the date post-marked if by mail or on the date of delivery, if personally delivered.

          8. Waiver. No failure or delay on the part of any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

          9. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the state of Michigan.

          10. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one instrument.

          11. Effect, Amendment. This Agreement is in addition to obligations set out in the APA. This Agreement may be amended only in a writing executed by all parties.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

WITNESSES:	SELLERS:
Coolbrands International, Inc.
A Nova Scotia corporation

By:
Its:

Integrated Brands, Inc.
A ____________ corporation

By:
Its:

Eskimo Pie Corporation
A Virginia corporation

By:
Its:

BUYER:
Denali Ingredients, LLC
A Michigan limited liability company

By:
Its: President

Schedule 12.5(d)

Warranty Bill of Sale and Assignment

WARRANTY BILL OF SALE AND ASSIGNMENT

SEPTEMBER ___, 2006

          KNOW ALL PERSONS BY THESE PRESENTS, that ESKIMO PIE CORPORATION., a Virginia corporation (“Seller”), for good and valuable consideration paid to Seller or its affiliates by DENALI INGREDIENTS, LLC, a Michigan limited liability company (“Buyer”), the receipt and sufficiency of which is hereby acknowledged, does hereby warrant, transfer, convey, sell, assign and deliver to Buyers and their successors and assigns, pursuant and subject to the Asset Purchase Agreement (the “Asset Purchase Agreement”), dated as of September 1, 2006, by and among Seller and Buyers, the Purchased Assets (as defined in the Asset Purchase Agreement) (other than real estate being conveyed to Denali New Berlin, LLC, a Michigan limited liability company, on or about this date), free and clear of all Liens (as defined in the Asset Purchase Agreement), except Permitted Liens (as defined in the Asset Purchase Agreement).

          TO HAVE AND TO HOLD, all and singular, the aforesaid Purchased Assets and all appurtenances thereto unto Buyer and its successors and assigns forever.

          This Warranty Bill of Sale and Assignment is subject to the terms and conditions of the Asset Purchase Agreement, and the agreements and obligations of Seller and Buyers contained in the Asset Purchase Agreement are incorporated herein by reference and constitute an integral part of this Warranty Bill of Sale and Assignment. In the event of any conflict or inconsistency between the terms of the Asset Purchase Agreement, on the one hand, and the terms hereof, on the other hand, the terms of the Asset Purchase Agreement shall govern.

          This Warranty Bill of Sale and Assignment shall be binding upon and shall inure to the benefit of the respective successors and assigns of Seller and Buyers.

          At any time and from time to time after the date hereof, Seller shall execute and deliver or cause to be executed and delivered to Buyers such other instruments and take such other action, all as Buyers may reasonably request in order to carry out the intent and purpose of this Warranty Bill of Sale and Assignment.

          This Warranty Bill of Sale and Assignment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned has caused this Bill of Sale and Assignment to be executed on its behalf by an authorized officer as of the date set forth above.

ESKIMO PIE CORPORATION

By:

Name:
Title:

STATE OF ___________________________________	)
)
COUNTY OF _________________________________	)

                    The foregoing instrument was acknowledged before me, a Notary Public, this _____ day of ___________, 2006, by _____________________________________, in his capacity as ____________________________ of Eskimo Pie Corporation.

Notary Public
_____________County
My Commission Expires:____________

Signature Page to Warranty Bill of Sale and Assignment